PROPOSAL OF THE BOARD OF DIRECTORS FOR THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING TO BE HELD ON MARCH 28, 2024

BRF S.A.
Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240

PROPOSAL OF THE BOARD OF DIRECTORS FOR THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING TO BE HELD ON MARCH 28, 2024

Dear Shareholders,

In compliance with the provisions of CVM Resolution No. 81/2022, we hereby present the management's proposal ("Proposal") of **BRF S.A.** ("Company" or "BRF"), containing the information and documents related to the matters to be deliberated at the Company's Ordinary and Extraordinary General Meetings, to be held on March 28, 2024, at 08:00 a.m. ("OEGM"), exclusively digitally, through the digital platform Zoom ("Digital Platform"):

I. ORDINARY GENERAL MEETING

(i) *To take the Management's accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the year ended December 31, 2023.*

Management's Proposal: To approve the Company's management accounts and financial statements for the fiscal year ended December 31, 2023 ("Fiscal Year 2023"), together with the management's report, the explanatory notes, the independent auditors' report, the Fiscal Council's opinion, the annual summary report of the Audit and Integrity Committee and the Management's comments on the financial condition of the Company, in accordance with Item 2 of the reference form, pursuant to **Annex I** to this Proposal, as required by Article 10 of CVM Resolution No. 81/2022.

We emphasize that the allocation of net income for the 2023 fiscal year will not be subject to deliberation at the OEGM since the Company recorded a loss in such fiscal year. For this reason, Annex A of CVM Resolution No. 81/2022 is not being presented.

***(ii)** To set the number of members to compose the Board of Directors.*

Management's Proposal: Considering that the term of office of the members of the Board of Directors ends on the date of the OEGM, pursuant to Article 20, *caput* and paragraph 7, of the Company's Bylaws, and as resolved at the Board of Directors Meeting held on February 26, 2024, it is proposed to set the number of members of the Board of Directors at nine (9).

Despite the proposal presented above, the Company informs that the number of members of the Board of Directors may be increased to 10 (ten) by decision to be taken by the shareholders at the General Meeting itself in the event that minority shareholders exercise

their right to elect members of the Board of Directors in a separate vote, provided that the requirements set out in Paragraphs Four to Six of Article 141 of Law 6,404/1976 are met.

***(iii)** To elect the members of the Board of Directors, and it is necessary, pursuant to CVM Resolution No. 70/2022, the request of shareholders representing at least 5% (five percent) of the voting capital for the adoption of the multiple voting process.*

Management's Proposal: Considering that the term of office of the members of the Board of Directors ends on the date of the OEGM, it is proposed to elect the slate formed by the names indicated below to compose the Board of Directors for a term of two (2) years, to be concluded at the Ordinary General Meeting that resolves the Company's management accounts for the year ending December 31, 2025:

(i) Marcos Antonio Molina dos Santos;
(ii) Marcia Aparecida Pascoal Marçal dos Santos;
(iii) Sérgio Agapito Lires Rial;
(iv) Marcos Fernando Marçal dos Santos;
(v) Flávia Maria Bittencourt;
(vi) Pedro de Camargo Neto;
(vii) Augusto Marques da Cruz Filho;
(viii) Eduardo Augusto Rocha Pocetti; and
(ix) Márcio Hamilton Ferreira.

This slate was proposed by the Company's Board of Directors at the meeting held on February 26, 2024, in accordance with article 20, caput and paragraph 7, of the Company's Bylaws.

The Company also informs that the Board of Directors has analyzed the information on the candidates that make up the slate nominated by it and has concluded that the candidates Messrs. Flávia Maria Bittencourt, Pedro de Camargo Neto, Augusto Marques da Cruz Filho and Eduardo Augusto Rocha Pocetti meet the following requirements of the independence criteria provided for in Article 6 of Annex K to CVM Resolution No. 80/2022 and Article 16 of the Novo Mercado Regulation.

Annex II to this Proposal contains information regarding the candidates for members of the Company's Board of Directors, pursuant to Items 7.3 to 7.6 of the reference form, as required by Article 11 of CVM Resolution No. 81/2022.

***(iv)** To approve, pursuant to paragraphs 6 and 7 of article 20 of the Bylaws, the appointment of the Chairman and Vice-Chairman of the Board of Directors.*

Management's Proposal: Considering that the term of office of the members of the Board of Directors ends on the date of the OEGM, pursuant to Article 20, *caput* and paragraph 7, of the Company's Bylaws, it is proposed to appoint Messrs. Marcos Antonio Molina dos Santos and Marcia Aparecida Pascoal Marçal dos Santos as, respectively, Chairman and Vice-Chairman of the Board of Directors.

The nomination of the names of Messrs. Marcos Antonio Molina dos Santos and Marcia Aparecida Pascoal Marçal dos Santos for the positions, respectively, of Chairman and Vice-Chairman of the Board of Directors was included in the slate proposal presented by the Company's Board of Directors at the meeting held on February 26, 2024, in accordance with article 20, caput and paragraph 7, of the Company's Bylaws.

(v) *To set the annual global compensation of the Company's management for the fiscal year 2024.*

Management's Proposal: Pursuant to Article 17 of the Bylaws, to approve the annual global compensation for the fiscal year 2024 for the members of the Board of Directors and the Company's Board of Executive Officers in the amount of up to R$ 124,100,000.00 (one hundred and twenty-four million and one hundred thousand reais). Such amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the termination of the position, as well as variable compensation (profit sharing) and amounts related to the Company's Stock Option Plan and Restricted Stock Grant Plan, as summarized below:

	Approved 2023	Held 2023	Proposal 2024
Board of Directors (in thousands of reais)			
Fees + Benefits	9,738	7,800	12,000
Stock-based compensation	0	0	0
Total Board of Directors	**9,738**	**7,800**	**12,000**
Statutory Board of Executive Officers (in thousands of reais)			
Fees + Benefits	45,403	34,309	48,497
Stock-based compensation	20,609	10,827	23,545
Profit Sharing	34,147	21,356	40,058
Total Statutory Board of Executive Officers	**100,160**	**66,492**	**112,100**
TOTAL Board of Directors and Statutory Board od Executive Officers	**109,898**	**74,295**	**124,100**

The proposed amount for 2024 fiscal year considers the IPCA inflation index accumulated in the period on the proposal approved for 2023 and a surpassing of goals for the short- and long-term incentives linked to the financial results.

The managers' compensation proposal for 2024 does not consider the employer's social charges, as understood by the Board of the Brazilian Securities and Exchange Commission (CVM) within the scope of CVM Administrative Proceeding No. 19957.007457/2018-10.

Annex III to this Proposal contains information related to Item 8 of the reference form, as required by Article 13 of CVM Resolution No. 81/2022.

(vi) *To elect the members of the Fiscal Council and their respective alternates.*

Management's Proposal: In view of the fact that the operation of the Company's Fiscal Council ends at the first Ordinary General Meeting after its election, as provided for in Article 161, § 5 of the Brazilian Corporation Law, and that Article 30 of the Bylaws establishes that the Company will have a Fiscal Council with permanent operation, it is proposed that it be elected, for a term of office until the Ordinary General Meeting to be held in the fiscal year 2025, of the following full and alternate members of the Fiscal Council:

Effective Members	Alternates
Marco Antônio Peixoto Simões Velozo	Attilio Guaspari
Ricardo Florence dos Santos	Antonio Mathias Nogueira Moreira
Alexandre Eduardo De Melo	José Luiz de Souza Gurgel

Annex IV to this Proposal contains information regarding the candidates for members of the Company's Fiscal Council, pursuant to Items 7.3 to 7.6 of the reference form, as required by Article 11 of CVM Resolution No. 81/2022.

(vii) *To set the compensation of the members of the Fiscal Council for the fiscal year 2024.*

Management's Proposal: Pursuant to Article 16, item V, of the Bylaws, to approve the compensation for the fiscal year 2024 for the effective members of the Company's Fiscal Council in an amount corresponding to 10% (ten percent) of the average amount of the compensation attributed to the Company's Executive Officers (not including benefits, representation funds and profit sharing); pursuant to article 162, paragraph 3, of the Brazilian Corporations Law, considering the maximum amount of R$ 900,000.00 (nine hundred thousand reais), as summarized below:

Fiscal Council (in thousands of reais)	Approved 2023	Held 2023	Proposal 2024
Fees	877	588	900
Total Fiscal Council	**877**	**588**	**900**

Annex III to this Proposal contains information related to Item 8 of the reference form, as required by Article 13 of CVM Resolution No. 81/2022.

II. EXTRAORDINARY GENERAL MEETING

(i) *To amend Article 3, of the Company's Bylaws to include the activity of "provision of laboratory and technical analysis services to third parties" among those included in the Company's corporate purpose.*

Management's Proposal: To approve the proposed amendment to the Bylaws mentioned above, which aims to include the activity of "provision of laboratory and technical analysis services to third parties" among those included in the description of the Company's corporate purpose. This activity is related to those already carried out by the Company, so that the proposed insertion will not result in a change in the line of business to which the Company is dedicated or in the business risk to which its shareholders are exposed and, consequently, will not imply an effective change in BRF's corporate purpose, pursuant to article 137 c/c 136, item VI of the Brazilian Corporations Law.

The version of the Company's Bylaws with the proposed amendments incorporated and highlighted is set out in **Annex V** to this Proposal, and in Annex VI the proposed amendments to the bylaws in the form of a comparative table, with an indication of the justification for the amendment and the analysis of the legal and economic effects, as required by Article 12 of CVM Resolution No. 81/2022.

(ii) *To amend Article 5, caput, of the Company's Bylaws, in order to reflect the increase in the capital stock to R$ 13,653,417.953.36, divided into 1,682,473,246 common shares, resulting from the public offering of primary distribution of common shares carried out by the Company, in accordance with the approvals made at the meetings of the Board of Directors held on 07.03.2023 and 07.13.2023;*

Management's Proposal: To approve the amendment to the Bylaws mentioned above, which aims to reflect the change in the capital stock of R$13,053,417,953.36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents), divided into 1,082,473,246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered, book-entry and without par value, for R$13,653,417,953.36 (thirteen billion, six hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents), divided into 1,682,473,246 (one billion, six hundred and eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered and without par value.

The purpose of the proposed amendment is only to reflect in the Bylaws the changes that occurred in the value of the capital stock and in the number of common shares into which it is divided, after the public offering of primary distribution of common shares, approved by the Company's Board of Directors, in meetings held on 07.03.2023 and 07.13.2023, pursuant to Article 7, *caput*, of the Bylaws.

The version of the Company's Bylaws with the proposed amendments and highlighted is set out in **Annex V** to this Proposal, and in **Annex VI** the proposed amendments to the bylaws in the form of a comparative table, with an indication of the justification for the amendment and the analysis of the legal and economic effects, as required by Article 12 of CVM Resolution No. 81/2022.

(iii) *To amend Article 7, caput, of the Company's Bylaws, in order to increase the authorized capital limit so that it can be increased until it reaches the amount of 2,103,000,000 (two billion and one hundred and three million) common shares.*

Management's Proposal: BRF's management proposes to change the limit of the Company's authorized capital so that it can be increased until it reaches the amount of 2,103,000,000 (two billion and one hundred and three million) common shares, with the consequent amendment of Article 7, caput, of the Bylaws. Currently, the Board of Directors is authorized to increase the capital, regardless of any amendment to the bylaws, up to the amount of 1,825,000,000 (one billion, eight hundred and twenty-five million) common shares.

The purpose of the proposed amendment is to allow the Board of Directors, if it deems this to be the best option for the Company, to approve any capital increases more quickly, speeding up fundraising and allowing the best use of market opportunities, with a view to executing the Company's business plan.

The version of the Company's Bylaws with the proposed amendments incorporated and highlighted is set out in **Annex V** to this Proposal, and in **Annex VI** the proposed amendments to the bylaws in the form of a comparative table, with an indication of the justification for the amendment and the analysis of the legal and economic effects, as required by Article 12 of CVM Resolution No. 81/2022.

(iv) *To amend Article 20, caput, of the Company's Bylaws, in order to establish that the Board of Directors shall be composed of at least 7 (seven) and at most 10 (ten) members.*

<u>Management's Proposal:</u> BRF's management proposes to amend the statutory provision about the number of members of the Board of Directors, in order to establish that the Board of Directors shall be composed of at least 7 (seven) members and at most 10 (ten) members. Currently, the Company's Bylaws establish that the Board of Directors will be composed of a minimum of 9 (nine) members and a maximum of 11 (eleven) members.

The proposed change, by reducing the minimum and maximum number of members of the Board of Directors, aims to simplify the Company's governance structure and reduce costs, without, on the other hand, making significant changes to the functioning of the Board of Directors.

Annex V to this Proposal contains the version of the Company's Bylaws with the proposed changes incorporated and highlighted, and **Annex VI** contains the proposed changes to the Bylaws in the form of a comparative table, indicating the justification for the change and an analysis of the legal and economic effects, as required by article 12 of CVM Resolution 81/2022.

(v) *Consolidate the Company's Bylaws with the amendments approved in the previous items.*

<u>Management's Proposal</u>: If the proposal referred to in items **(i)** and **(ii)** above is approved, the Company's Management proposes the approval of the consolidation of the Bylaws, in

order to reflect, in a single document, the wording in force, pursuant to the document contained in **Annex V** to this Proposal.

(vi) *To examine, discuss and approve the terms and conditions of the instruments of protocol and justification of the incorporations of VIP S.A. Empreendimentos e Participações Imobiliárias ("VIP") and PSA Laboratório Veterinário Ltda. ("PSA" and, together with VIP, "Companies"), companies that, directly and indirectly, have BRF as their sole partner, by the Company ("Incorporations"), entered into by the Company's management and the Companies ("Protocols").*

(vii) *Ratify the appointment of Grant Thornton Auditores Independentes Ltda. (CNPJ No. 10.830.108/0001-65) as the specialized company responsible for the preparation of the appraisal reports of the shareholders' equity of the Companies, at book value ("Appraisal Reports").*

(viii) *Approve the Appraisal Reports.*

(ix) *Approve the Incorporations, with the consequent extinction of the Companies, under the terms and conditions established in the Protocols.*

(x) *Authorize the Company's managers to perform all acts necessary for the implementation of the Incorporations.*

Management's Proposal: To approve all the matters listed above, which aim to enable the incorporation of VIP and PSA by BRF, which is already, directly and indirectly, the sole shareholder of the companies to be incorporated. These incorporations aim to unify and centralize the activities of the BRF "group", in order to rationalize operations, optimize the corporate and administrative structure and minimize operating costs, through economies of scale, consequently bringing benefits to the Company's shareholders.

The main terms of the Incorporations, as required by article 22 of CVM Resolution No. 81/2022, are described in **Annexes VII and IX** to this Proposal. **Annexes VIII and X** contain the instruments of protocol and justification of the Incorporations entered by the management of the Company and the companies to be incorporated.

We propose that the Incorporations be carried out in such a way that the Company receives, at their respective book values, all the assets, rights and obligations of the Companies, which will be extinguished, succeeding them under the terms of the law, based on the elements contained in the balance sheets of the Companies, as set out in December 31, 2023 ("Base Date"). The equity variations calculated from the Base Date until the date on which the Incorporations are consummated will be appropriated by the Company.

The Company's management hired Grant Thornton Auditores Independentes Ltda. (CNPJ/MF No. 10.830.108/0001-65) ("Specialized Company") to evaluate the net assets of the Companies to be transferred to the Company by virtue of the Incorporations ("Appraisal Reports"). The information required by Article 25 of CVM Resolution No.

81/2022 constitutes **Annex XI** to this Proposal, while **Annex XII** to this Proposal contains the work proposal submitted by the Specialized Company to the Company.

The Incorporations will not result in an increase or decrease in the Company's shareholders' equity or capital stock, considering that all the shares representing the capital stock of VIP and PSA are, directly and indirectly, owned by BRF, and that the shareholders' equity of the Companies is already fully reflected in the Company's shareholders' equity. because of the application of the equity method. For this reason, pursuant to Article 16 of CVM Resolution No. 78/2022, the obligations provided for in Chapter III of CVM Resolution No. 78/2022 are not applicable.

Also, considering that BRF, directly and indirectly, is the sole shareholder of VIP and PSA, there is no need to speak of a dissident shareholder or the right of withdrawal as a result of the implementation of the Incorporations, pursuant to article 137 of Law No. 6,404/1976.

Considering the decision rendered by the Board of the Brazilian Securities and Exchange Commission (CVM) in the context of CVM Administrative Proceeding No. 19957.011351/2017-21, the obligation provided for in article 264 of Law No. 6,404/1976 is not applicable for the purposes of these Incorporations, in view of the fact that they are incorporations of wholly-owned subsidiaries, and there are no non-controlling shareholders in the Companies.

This is what the Board of Directors had to propose and expects to be evaluated and approved by the shareholders.

* * *

The Company's shareholders interested in accessing the information or answering questions regarding the above proposals should contact the Investor Relations area by telephone +55 (11) 2322-5377 or via e-mail: acoes@brf.com. All documents pertaining to this OEGM are available to shareholders on the websites https://ri.brf-global.com/, www.b3.com.br and www.gov.br/cvm.

São Paulo, February 27, 2024.

INDEX

Annexes to Management's Proposal for the Ordinary and Extraordinary General Meeting of BRF S.A., to be held on March 28, 2024.

Annex XII – Work Proposal Presented by the Appraisal Company to the Company p. 176

* * *

Annex I – Management's Comments on the Company's financial situation (Item 2 of the reference form, pursuant to CVM Resolution No. 81, of March 29, 2022)

2.1 - Financial and equity conditions

In this item, the Company's Board of Executive Officers present information that is intended to assist investors and interested parties in understanding and analyzing the Company's financial and equity conditions. The financial figures derived from the Company's audited financial information are in millions of reais, unless otherwise described.

(a) comments by the Directors on general financial and equity conditions

The Company understands that its financial and equity conditions are sufficient to implement its business plan and meet its short and medium-term obligations. The Company's cash generation, together with the available credit lines, are sufficient to meet the financing of its activities and cover its need for resources to execute its business plan.

Fiscal year ended December 31, 2023

In the fiscal year ended December 31, 2023, the Company posted net revenue from continuing operations of R$53,615.4 million (0.4% below the fiscal year ended December 31, 2022). Profit before financial results was R$836.1 million in the fiscal year ended December 31, 2023 and net loss for the year was R$1,868.9 million.

The Company's gross indebtedness totaled R$19,593.3 million on December 31, 2023, while Net Debt (as defined in item 2.5 of the Company's Reference Form) totaled R$9,474.5 million on December 31, 2023, 35.1% below that recorded on December 31, 2022, mainly due to the primary offering of shares held in 2023, for the improvement in the efficiency of the operating cycle and the positive impact of the fall of the Ptax USD on gross debt in foreign currency.

The Company's leverage (measured as described in item 2.5 of the Company's Reference Form), reached 2.01x as of December 31, 2023, compared to 3.55x as of December 31, 2022.

In the fiscal year ended December 31, 2023, net financial expenses totaled R$2,820.8 million, representing an increase of 5.7% or R$152.1 million, compared to the fiscal year ended December 31, 2022, which was R$2,668.8 million. Despite an increase in interest expenses due to the increase in CDI interest accrued in the year (the accrued CDI was 13.0% in 2023 compared to 12.4% in 2022), this effect was offset by higher interest income on financial investments resulting from the higher cash position, especially after the capital contribution (follow-on) in July 2023. In addition, there was (i) a net monetary gain of R$560.7 million from the effects of monetary restatement resulting from operations in a hyper-inflationary economy in Turkey; (ii) a higher incidence of interest on taxes to be recovered; and (iii) financial income on other assets and liabilities referring to a premium

gain on the repurchase of bonds, carried out in the second half of the year, of R$46.7 million.

(b) Directors' comments on the capital structure

The Company's capital structure considers shareholders' equity to be equity capital, and third-party capital to be gross indebtedness, consisting of current and non-current loans and financing, plus derivative, net current and non-current financial instruments.

As of December 31, 2023, the Company's capital structure was composed of 44.4% equity capital and 55.6% third-party capital.

The Company's financing pattern is based on the use of its own and third-party resources, the latter being related to raising funds from financial institutions and/or issuing debt in the domestic and international capital markets. More details on the Company's use of third-party capital can be found in item 2.1.f. below.

The Company believes that the Company's current capital structure presented, in the periods indicated, a balanced equation between own and third-party capital, in its view, consistent with its activities, in the proportion presented in the table below:

(in thousands of Reais)	**Fiscal year ended December 31,**
	2023
Third-party capital (Gross Indebtedness) *	19.593.255
Equity (shareholders' equity)	15.643.656
Total capital (third party + own)	35.236.911
Third-party equity portion	55,6%
Share of equity capital	44,4%

* - *Includes loans, financing and liquid financial derivative instruments.*

(c) comments from the Directors in relation to the ability to pay in relation to the financial commitments made

The Company assesses that it has the capacity to pay in relation to the financial commitments assumed, especially considering that:

As of December 31, 2023, gross current indebtedness is R$2,419.6 million, which represents 12.4% of total gross indebtedness; and

The average settlement period of the Company's loans and financing is approximately eight years; the Company maintains a balance of cash and cash equivalents, securities and restricted cash, which, together, amount to R$10,118.7 million as of December 31, 2023.

The maturity schedule, with the projection of future interest rates, of the Company's loans and financing based on the balance and curves on December 31, 2023 is set forth as follows:

Loans and Financing	**Consolidated As of December 31, 2023**	
(in thousands of Reais)	**Primary**	**Interest**
2024	2.073.011	1.287.501
2025	1.355.195	1.026.002
2026	2.929.729	936.134
2027	2.984.936	799.242
2028	939.150	568.790
2029 onwards	9.574.333	4.765.461
Total	**19.856.354**	**9.383.130**

Source: Company

The Company understands that it has sufficient financial conditions to meet its financial commitments. The Company's general and current ratio as of December 31, 2023 were 0.87 and 1.34, respectively. Current liquidity is calculated by dividing current assets by current liabilities, while general liquidity is calculated by current assets plus long-term realizable assets divided by the sum of current liabilities and non-current liabilities.

As of December 31, 2023, the Company had R$20,095.5 million in loans and financing taken (this balance does not include derivative, net current and non-current financial instruments).

The Company's relationship with top-tier financial institutions allows access to additional credit lines in the event of a need.

(d) Sources of financing for working capital and for investments in non-current assets used

The Company's main sources of liquidity have been cash generation from its operating activities, loans and other financing. In the last fiscal year, the Company raised funds through loans and financing operations in the financial and capital markets, which were used to finance its working capital needs and short- and long-term investments (see items 1.1 and 2.1.f of the Company's Reference Form) for more details on relevant loan and financing agreements).

(e) Sources of funding for working capital and for investments in non-current assets that you intend to use to cover liquidity shortfalls

The Company will contract new loans and financing operations with the financial and capital markets when it identifies the need for additional resources to finance the long-term investment plan or with the objective of continuing to improve its debt profile. Whenever possible, the Company will prioritize long-term funding and attractive costs for specific objectives.

The Company believes that these sources of financing will be sufficient to cover its working capital and investment needs in the normal course of its business.

(f) levels of indebtedness and the characteristics of such debts

The Company's main source of indebtedness is the raising of funds to finance its investments in fixed assets and working capital.

As of December 31, 2023, the Company's loans and financing totaled R$20,095.5 million, of which R$9,002.2 million were denominated in local currency and R$11,093.4 million in foreign currency, primarily in U.S. dollars.

The Company uses the net proceeds obtained through financing for capital expenditures, expenses associated with the production process and to maintain liquidity.

The main information used to assess the Company's financial situation is presented in the financial statements for the fiscal year ended December 31, 2023. In addition, section 2.5 of the Company's Reference Form presents Net Debt, a complementary non-accounting metric.

The table below provides an additional breakdown of the Company's loans and financing by type:

(in thousands of Reais)	**Fiscal year ended December 31, 2023**
Export Credit Lines	1.583.597
Working Capital Lines of Credit	777.528
Debentures	6.634.434
Tax Incentives	6.604
National currency	**9.002.163**
Bonds	7.559.562
Export Credit Lines	2.436.651
Advances on Foreign Exchange Contracts	158.420
Working Capital Lines of Credit	938.752
Foreign currency	**11.093.385**
Total	**20.095.548**

(i) Relevant loan and financing agreements

The main loan and financing instruments in force as of December 31, 2023 are described below.

Loans and Financing in National Currency

Working Capital Lines of Credit

Rural Credit Financing. As of December 31, 2023, the Company had loans in the amount of R$171.6 million with commercial banks that, under a Federal Government program, offer

attractive interest rates of 10.56% p.a., focused on encouraging rural activities maturing in 2024.

Other Working Capital Lines. The Company had other working capital lines in the amount of R$ 605.9 million as of December 31, 2023 with commercial banks, with maturity dates in 2024.

Export Credit Lines

Export credit lines. The Company has a pre-financing line for exports with a total balance of R$ 1,583.6 million as of December 31, 2023. The indebtedness under these credit lines is denominated in reais, is linked to the CDI, and matures between 2023 and 2027.

Tax Incentives

State Tax Incentives. The Company also has credits offered by the State of Goiás under state tax incentive programs to promote investment in said State, with a balance of R$ 6.6 million as of December 31, 2023. Under these programs, the Company was granted a credit proportional to the payment of ICMS generated by investments in the construction or expansion of production units in these states. These credits have a term of 20 years as of 2019 and fixed or variable interest rates based on the IGP-M plus margin.

Debentures

1st Issuance of Debentures: On April 30, 2019, 750,000 debentures were issued with a nominal unit value of R$1,000.0, totaling R$750.0 million, in three series. Debentures are simple, non-convertible into shares, of the unsecured type and with restricted efforts. The 1st series has an amount of R$70.0 million remunerated at CDI+0.80% with semiannual interest payments and a single principal maturity in 2022. The 2nd series was not issued. The 3rd series has an amount of R$411.7 million remunerated at IPCA+5.50% with semiannual interest payments and principal maturity in 2025 and 2026. The 4th series has an amount of R$268.3 million remunerated at CDI+1.45% with semiannual interest payments and principal maturity in 2025 and 2026. As of December 31, 2023, the outstanding balance for the 3rd and 4th series was R$830.1 million.

2nd Issuance of Debentures: On July 14, 2020, the Company approved the 2nd issuance of simple, non-convertible debentures, of 2 series, for private placement. The debentures were privately placed with VERT, within the scope of VERT's 46th issuance of agribusiness receivables certificates, in a single series, backed by agribusiness credit rights arising from the debentures, which were, on July 14, 2020, subject to public distribution with restricted efforts, pursuant to Law No. 11,076, of December 30, 2004, as amended ("**Law 11,076**"), CVM Resolution No. 60, of December 23, 2021, as amended ("CVM Resolution 60"), and CVM Resolution No. 160, of July 13, 2022, as amended ("**CVM Resolution 160**"). A total of 2,200,000 debentures with a nominal unit value of R$1,000.0 were subscribed by VERT, totaling R$2,200.0 million. The 1st series has an amount of R$705.0 million remunerated at IPCA+5.30% with semiannual interest payments and a single principal maturity in 2027. The 2nd series has an amount of R$1,495.0 million remunerated at IPCA+5.60% with semiannual interest payments and principal maturity in 2028, 2029 and 2030. As of December 31, 2023, the outstanding balance was R$2,681.3 million.

3rd Issuance of Debentures: On May 28, 2021, the Company approved the 3rd issuance of simple, non-convertible debentures, unsecured debentures, in a single series, for private placement, by the Company. The debentures were privately placed with VERT, within the scope of VERT's 60th issuance of agribusiness receivables certificates, in a single series, backed by agribusiness credit rights arising from the debentures, which were, on June 2, 2021, subject to public distribution with restricted efforts, pursuant to Law 11,076, CVM Resolution 60 and CVM Resolution 160. VERT subscribed 1,000,000.0 debentures with a nominal unit value of R$1,000.0, totaling R$1,000.0 million. The debentures will mature on May 14, 2031, with interest due semiannually. The debentures yield interest equivalent to IPCA plus 4.7843% per year. As of December 31, 2023, the outstanding balance was R$1,214.0 million.

4th Issuance of Debentures: On July 13, 2022, the 4th issuance of simple, non-convertible debentures, of the unsecured type, in 2 series, for private placement, by the Company, was approved. The debentures were privately placed with VERT, within the scope of VERT's 78th issuance of agribusiness receivables certificates, in two series, backed by agribusiness credit rights arising from the debentures, which were, on July 13, 2022, subject to public distribution with restricted efforts, pursuant to Law 11,076, CVM Resolution 60 and CVM Resolution 160. A total of 1,700,000 debentures with a nominal unit value of R$1,000.0 were subscribed by VERT, totaling R$1,700.0 million. The 1st series has an amount of R$710.0 million remunerated at CDI+1.25% with semiannual interest payments and a single principal maturity in 2027. The 2nd series has an amount of R$990.0 million remunerated at IPCA+6.83% with semiannual interest payments and principal maturity in 2030, 2031 and 2032. As of December 31, 2023, the outstanding balance was R$1,909.0 million.

Loans and Financing in Foreign Currency

Export Credit Lines

Export credit lines. The Company has an export credit line with a total balance of R$ 2,436.7 million as of December 31, 2023. The indebtedness under this credit line is denominated in U.S. dollars, has a pre-fixed rate linked to SOFR, and matures between 2024 and 2028.

Advance lines for foreign exchange contracts: The Company has a pre-financing line for exports, with a total balance of R$ 158.4 million, as of December 31, 2023. Indebtedness under these credit lines is generally denominated in U.S. dollars, with maturity dates in 2024. The interest on these lines accrues over a period of six months and is pre-fixed at an average rate of 7.10%. Under this line, the Company received a loan from one or more creditors secured by receivables related to exports of its products to specific customers, as in all transactions of this nature.

Working Capital Lines of Credit

These funds are obtained from international financial institutions, used mainly as working capital, mainly from subsidiaries located in Turkey and the United Arab Emirates. This financing is denominated in Turkish Lira and Dirham, maturing until 2027. As of December 31, 2023, the outstanding balance of this working capital line was equivalent to R$ 938.8 million.

Bonds

BRF 2024 Senior Notes: On May 15, 2014, the Company concluded an offering of 10-year Senior Notes, in the total amount of US$750.0 million, with principal maturity on May 22, 2024 ("**BRF 2024 Senior Notes**"), issued with an interest coupon of 4.75% per annum (yield to maturity of 4.952%), to be paid semiannually, as of November 22, 2014. On September 18, 2019, the Company finalized a buyback offer in the amount of US$232.1 million, with the premium paid being US$9.3 million (equivalent to R$37.9 million), net of interest. On July 24, 2020, the Company finalized a buyback offer in the amount of US$64.1 million, with the premium paid being US$2.0 million (equivalent to R$10.4 million), net of interest. On September 21, 2020, the Company finalized a buyback offer in the amount of US$158.4 million, with the premium paid being US$10.4 million (equivalent to R$57.7 million), net of interest. The premiums, paid to the holders of the existing bonds, were recorded as a financial expense. On October 5, 2023, the Company completed the make-whole redemption process in full of the BRF 2024 Senior Notes. in the aggregate principal amount of US$295,4 million plus accrued interest in the amount of US$5,2 million for the period from May 22, 2023 to, but excluding, October 05, 2023, in accordance with the terms and conditions of the 2024 BRF Senior Notes Indenture. In this sense, all BRF 2024 Senior Notes have been redeemed.

BRF 2026 Senior Notes: On September 29, 2016, the Company, through its wholly-owned subsidiary BRF GmbH, completed the offering of 10-year Senior Notes, in the total amount of US$500.0 million, with principal maturity on September 29, 2026, issued with a coupon (interest) of 4.35% p.a. (yield to maturity of 4.625%), to be paid semi-annually, as of March 29, 2017 ("**Senior Notes BRF 2026**"). On September 14, 2020, the Company finalized a buyback offer in the amount of US$0.7 million, with the premium paid being US$0.03 million (equivalent to R$0.2 million), net of interest. On September 21, 2023, the Company finalized another offer to repurchase BRF 2026 Senior Notes, with an aggregate principal amount of US$200 million, with the premium paid being US$9.5 million (equivalent to R$46.7 million), net of interest. As of December 31, 2023, the outstanding principal and interest amount of these Senior Notes was R$1,453.8 million.

BRF 2030 Senior Notes: On September 24, 2019, the Company concluded an offering of Senior Notes in the total amount of US$750.0 million, with principal maturity on January 24, 2030, issued with a coupon (interest) of 4.875% per annum ("**BRF 2030 Senior Notes**"). On June 2, 2021, the offer to repurchase the BRF 2030 Senior Notes ("**Repurchase Offer**") was initiated and, on June 30, 2021, the Company disclosed the closing and results of the Repurchase Offer the 4.875% Senior Notes. The Repurchase Offer was not conditional on the repurchase of any minimum principal amount of the BRF 2030 Senior Notes, but the Company's obligation to complete the Repurchase Offer was conditioned on the total repurchase amount not exceeding US$180.0 million. The Company paid principal amount of US$59.4 million (equivalent to R$297.1 million), of which the premium paid was R$14.1 million, net of interest. As of December 31, 2023, the outstanding principal and interest amount of these BRF 2030 Senior Notes was R$2,896.1 million.

BRF 2050 Senior Notes: On September 21, 2020, the Company concluded an offering of Senior Notes in the total amount of US$500.0 million, with principal maturity on September

21, 2050, issued with a coupon (interest) of 5.75% per annum. On October 26, 2020, the Company raised an additional US$300 million, totaling a fundraising of US$800 million, issued with a coupon (interest) of 5.75% per year and maturing on September 21, 2050. As of December 31, 2023, the outstanding principal and interest amount of these Senior Notes was R$3,209.7 million.

Derivatives

Within the scope of the Financial Risk Management Policy, in order to protect the Company against the uncertainties of the prices of risk factors (currencies, commodities and interest rates), the Company entered into currency derivative contracts that had a fair asset value of R$103.7 million and a fair value of liabilities of R $122.4 million, commodity derivative contracts that had a fair asset value of R$5.5 million and a fair value of liabilities of R$14.4 million and interest derivative contracts that had a fair asset value of R$529.8 million as of December 31, 2023. Counterparties include several substantially Brazilian financial institutions and involve interest rate swaps, currency swaps, currency and commodity futures, purchase and sale of non-deliverable forwards and currency and commodity options, among others. The derivatives mature between 2024 and 2032 and are recorded on the Company's balance sheet as derivative financial instruments.

Other Lines of Credit

Revolving Credit Lines. In order to maintain a prudential and sustainable position of short-term liquidity and in continuity with the strategy of extending the average maturity and reducing the cost of its debts, on December 27, 2019, the Company contracted with Banco do Brasil a revolving credit line in the amount of up to R$1,500.0 million, maturing in three years, which was renewed for another two years on October 26, 2022. Such credit line may be disbursed in whole or in part at the Company's discretion, when necessary. On December 31, 2023, the line was available but had not been used.

Receivables Investment Fund

On December 6, 2023, the Company concluded the structuring of the First Class of the BRF II Limited Liability Client Credit Rights Investment Fund (**"FIDC BRF II"** or **"New Fund"**), with an investment policy of acquiring credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. The parties involved were successful in the initial placement of the First-Class shares of the FIDC BRF II of Limited Liability, which were divided into four distinct subclasses and reached an aggregate volume of R$960 million. The New Fund was structured to replace and continue the operations carried out by the BRF Client Credit Rights Investment Fund, established in December 2018, which had a final redemption of the quotas in December 2023.

As of December 31, 2023, the shares held by BRF in the FIDC BRF II were R$ 16.5 million and are recorded under the heading of Securities.

Liabilities

Several of the instruments governing the Company's indebtedness contain limitations on encumbrances and some of the instruments governing indebtedness contain other provisions, such as limitations on mergers and sales of assets and transactions with

affiliates. As of December 31, 2023, the Company was in compliance with the clauses contained in the debt instruments. Such debt instruments include customary default events. The instruments governing a substantial portion of the Company's indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of a default event in one of these instruments could trigger a default event in another indebtedness or allow a creditor, under another debt instrument, to accelerate the maturity event.

(ii) other long-term relationships with financial institutions

The Company has agreements with financial institutions whose objective is to facilitate access to credit for its partner rural producers for the construction of aviaries, farms, and adaptations.

The Company also has agreements (drawn risk) that seek to facilitate access to credit for its suppliers who wish to anticipate receivables from the Company.

Finally, the Company has derivative operations aimed at hedging against exchange rate variations, commodity prices and interest rates, without speculative purposes. These transactions are accounted for at their fair value.

(iii) degree of subordination among the Company's debts

There is no degree of contractual subordination between the Company's unsecured financial debts. Currently, the Company has no financial debts that have a real guarantee.

(iv) restrictions imposed on the Company, in particular, in relation to debt limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer has been complying with these restrictions

The Company's debts described in this item 2.1 (f) have, as the case may be, customary non-financial covenants of contracts entered into in the financial and capital markets, which may cause the early maturity of one or more contracts due, for example: (i) default by the Company, from defined limits, as the case may be; (ii) cross-default, based on defined limits, as the case may be; (iii) when the early maturity of other debts occurs (cross-acceleration), based on defined limits, as the case may be; (iv) restrictions on the distribution of dividends, in the event of arrears; (v) the restriction of the disposal of assets, from certain limits, excluding types of assets and operations, as the case may be; (vi) the sale of corporate control, etc.; and (vii) the change of control, among others. Such obligations are being met in accordance with contractual requirements. The Company does not have financial covenants in its contracts.

(g) limits on the use of contracted financing and percentages already used

All financing agreements signed by the Company were fully disbursed, except for the Revolving Credit Facility, mentioned above, which remained available with an initial balance of R$1,500.0 million, but was not disbursed.

(h) Significant changes in items in the income and cash flow statements

INCOME STATEMENT

PERIOD OF THE FISCAL YEAR ENDED DECEMBER 31, 2023 COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 2022

The following discussions provide a comparison of the Company's operating results for the fiscal year ended December 31, 2023 with the operating results for the fiscal year ended December 31, 2022, based on the Company's financial statements.

The following table presents the components of our operating results in reais and as a percentage of representativeness on net revenue for the fiscal years ended December 31, 2023 and 2022.

INCOME STATEMENT				
	fiscal year ended December 31,			
(in thousands of Reais)	2023	AV%	2022	AV%
Continuing Operations Net Revenue	53.615.440	**100,0**	53.805.028	**100,0**
Cost of Goods Sold	(44.781.739)	(83,5)	(45.672.376)	(84,9)
Gross profit	**8.833.701**	16,5	**8.132.652**	15,1
Operating Income (Expense) Sales	(7.454.163)	(13,9)	(7.067.148)	(13,1)
General and administrative	(757.836)	(1,4)	(644.827)	(1,2)
Accounts receivable impairment	(32.809)	(0,1)	(12.772)	-
Other operating income (expense), net	250.512	0,5	(545.270)	(1,0)
Equity	(3.264)	-	1.076	-
Profit (loss) before financial result	**836.141**	**1,6**	**(136.289)**	**(0,3)**
Financial income	1.202.519	2,2	1.082.935	2,0
Financial expenses	(4.091.990)	(7,6)	(3.585.765)	(6,7)
Currency and exchange rate variations	68.624	0,1	(165.925)	(0,3)
Financial Revenues (Expenses), Net	**(2.820.847)**	**(5,3)**	**(2.668.755)**	**(5,0)**
Profit (loss) before taxes on profit	**(1.984.706)**	**(3,7)**	**(2.805.044)**	**(5,2)**
Taxes on profit	115.854	0,2	(285.634)	(0,5)
Net income (loss) from continuing operations	**(1.868.852)**	**(3,5)**	**(3.090.678)**	**(5,7)**
Discontinued Operations **Net loss from discontinued operations**	-	-	**(50.948)**	**(0,1)**
Net income (loss) for the year	**(1.868.852)**	**(3,5)**	**(3.141.626)**	**(5,8)**
Net Income (Loss) Continuing Operations Attributable to	**(1.868.852)**	**(3,5)**	**(3.090.678)**	**(5,7)**
Controlling shareholders	(2.028.559)	(3,8)	(3.115.455)	(5,8)
Non-controlling shareholders	159.707	0,3	24.777	-

Net Income (Loss) Discontinued Operations Attributable to	-	-	**(50.948)**	(0,1)
Controlling shareholders	-	-	(50.948)	(0,1)
Non-controlling shareholders	-	-	-	-

Presentation of operating segments and net revenue information

The Company's operating segments include: (i) Brazil; (ii) International, which concentrates all the Company's operations outside Brazil; and (iii) Other segments. These segments include sales across all of our distribution channels and operations, subdivided according to the nature of the following products: (i) *in natura*: whole and beef poultry and pork and other cuts; (ii) processed (processed foods, frozen and processed products derived from poultry, pork, margarines, vegetables and soy-based products); and (iii) other sales (flour for food service and others). Other segments are divided into commercialization and development of ingredients for animal nutrition, human nutrition, plant nutrition (fertilizers), health, welfare, and pet food, as well as the commercialization of agricultural products.

The Company reports net income after deduction of taxes on gross revenue and discounts and returns. The Company's total revenue deductions may be broken down as follows:

- **ICMS** – ICMS is a state value-added tax on gross revenues in the Brazilian market, at a rate that varies according to the state and the product sold. The Company's average ICMS rate for the year ended December 31, 2023 was 9.37%. However, exports are not subject to these taxes.
- **PIS and COFINS** – PIS and COFINS taxes are federal social contributions levied on gross revenues of the Brazilian market at the rates of 1.65% for PIS and 7.6% for COFINS in the year ended December 31, 2023. In addition, (1) exports are not subject to these taxes, (2) the Company currently benefits from a reduction in the tax rate to zero with respect to our *in natura* cuts of pork and poultry and (3) the Company's financial revenues are subject to PIS and COFINS at the rates of 0.65% and 4.0%, respectively.
- **Discounts, Returns, and Other Deductions** – Discounts, returns, and other deductions are unconditional discounts given to customers, product returns, and other deductions from gross receipts.

Most of the Company's gross revenue deductions are attributable to ICMS, PIS and COFINS taxes. Consequently, the Company's gross revenue deductions domestically, which are subject to these taxes, are significantly higher than the deductions from gross export revenues.

The table below presents the Company's gross revenue and deductions for the fiscal years ended December 31, 2023 and 2022:

(in thousands of Reais)	Fiscal year ended December 31,		
	2023	2022	AH%
Gross Income			
Brazil	32.922.332	33.325.565	(1,2)

International	25.203.968	25.253.452	(0,2)
Other segments	3.494.983	3.305.974	5,7
	61.621.283	**61.884.991**	**(0,4)**
Deductions from gross income			
Brazil	(6.063.414)	(6.327.777)	(4,2)
International	(1.352.204)	(1.150.317)	17,6
Other segments	(590.225)	(601.869)	(1,9)
	(8.005.843)	**(8.079.963)**	**(0,9)**
Net Revenue			
Brazil	26.858.918	26.997.788	(0,5)
International	23.851.764	24.103.135	(1,0)
Other segments	2.904.758	2.704.105	7,4
Total	**53.615.440**	**53.805.028**	**(0,4)**

Net Revenue

The Company's net revenue decreased R$189.6 million, or 0.4%, to R$53,615.4 million in the fiscal year ended December 31, 2023, compared to R$53,805.0 million in the fiscal year ended December 31, 2022. This reduction is mainly justified by i) the impact of global oversupply, especially of chicken protein, which persisted for much of 2023, reducing the average price by 2.5%, ii) the appreciation of the real against the dollar (average Ptax 2022 R$5.17 versus R$5.00 in 2023), reducing our revenue in reais in international markets. These impacts were partially offset by a 2.2% increase in sales volume.

The Company presents below the tables containing the net revenue performance of each segment.

Brazil Segment

The net revenue of the Brazil segment decreased by R$138.9 million or 0.5%, from R$26,997.8 million in the fiscal year ended December 31, 2022 to R$26,858.9 million in the fiscal year ended December 31, 2023, mainly due to a 2% decrease in volumes sold, which was partially offset by a 1.5% increase in average prices mainly driven by the performance of our processed products portfolio since the *in natura* scenario also in the domestic market suffered from the effects of the oversupply of chicken, being further aggravated by the temporary blockades imposed by Japan.

In commercial execution, in 2023, the Company revisited its customer service strategy, which allowed it to increase in-store product availability, improve the level of logistics service, expand its customer base versus 2022. Such advances contributed significantly to the expansion of profitability observed in the period.

The following table details the net revenue of the Brazil Segment.

(in thousands of Reais)	fiscal year ended December 31,		
	2023	2022	AH%

Net Revenue			
In natura	5.914.882	5.976.960	(1,0)
Processed	20.601.576	20.878.697	(1,3)
Other sales	342.460	142.131	140,9
Total	**26.858.918**	**26.997.788**	**(0,5)**

The following table presents the average prices in the Brazil segment:

(in Reais per kg)	fiscal year ended December 31,		
	2023	2022	AH%
Brazil	12,05	11,87	1,5%

International Segment

Net revenue from the Company's international segment decreased by R$251.4 million, or 1.0%, from R$24,103.1 million in the fiscal year ended December 31, 2022 to R$23,851.8 million in the corresponding period in 2023. The main factors were: i) a 10.7% reduction in the average prices of the products sold by the Company in the foreign market, mainly due to the global oversupply of chicken; ii) the appreciation of the real versus the dollar, impacting our revenue in the segment. This scenario was partially mitigated by the increase in sales volumes (212.2 thousand tons or +10.8% *versus* 2022) because of the evolution of the industrial yield indicator of our efficiency program, BRF+, and the market diversification strategy. The Company won 66 new qualifications throughout 2023 for new destinations in Latin America, Asia, Europe, and South Africa, which allowed it the flexibility to capture the best market opportunities in a challenging year for the protein sector.

The following table details the net revenue for the international segment.

(in thousands of Reais)	fiscal year ended December 31,		
	2023	2022	AH%
Net Revenue			
In natura	19.888.732	20.044.710	(0,8)
Processed	3.765.633	3.679.233	2,3
Other sales	197.399	379.192	(47,9)
Total	**23.851.764**	**24.103.135**	**(1,0)**

The following table presents the average prices in the international segment:

(in Reais per kg)	fiscal year ended December 31,		
	2023	2022	AH%

International	10,99	12,32	(10,7%)

Other segments

Net revenue from the other segments increased by R$200.7 million or 7.4%, from R$2,704.1 million in the fiscal year ended December 31, 2022 to R$2,904.8 million in the corresponding period in 2023, mainly as a result of: i) a higher share of hydrolysates in the Ingredients portfolio, a product with higher added value, ii) growth of the natural super premium segment in Pet Food, reflecting a higher price premium and iii) the execution of punctual arbitrage operations involving the commercialization of grains between regions (markets) as a result of a more active performance in the identification of market opportunities that allow the reduction of origination costs. We also highlight the increase in export destinations because of the market diversification strategy, with emphasis on exports to Norway in Ingredients and to Ecuador and the United Arab Emirates in Pet Food.

The following table shows the average prices of the other segments:

(in Reais per kg)	Period twelve months ended December 31,		
	2023	2022	AH%
Other segments	6,38	5,20	22,5%

Cost of Goods Sold

Cost of goods sold totaled R$44,781.7 million in the fiscal year ended December 31, 2023, a decrease of 2.0% compared to R$45,672.4 million in the corresponding period in 2022. This reduction in the cost of goods sold in the fiscal year ended December 31, 2023 is mainly explained by: i) the effect of the drop in grain prices in 2023 due to a larger harvest in Brazil. Due to BRF's chain cycle, this reduction began to impact the Company's results in 3Q23. In the fourth quarter, the change in the 6-month moving average of the price of corn was down 30.6% y/y and soybean meal was down 13.4% y/y; ii) the reduction in the price of used oils as raw material in margarines, with the most relevant effect being soybean oil, which dropped by 30.5% y/y; iii) the effects of the efficiency program, BRF+, which mostly materializes in the result through cost reduction. During the year, the plan advanced consistently on practically all fronts, the most relevant and with the greatest impact on the result being the agricultural indicators of hatching, which evolved 5.6 p.p. y/y, feed conversion of chicken, which evolved 2.5% y/y, and mortality, which evolved 2.0 p.p. y/y for chicken and 0.7 p.p. for pigs. It is also possible to highlight the yield indicator in the industry, which increased by 5.0 p.p. y/y (5.6 p.p. y/y for chicken yield and 3.5 p.y. for pig yield). The efficiency plan was responsible for the capture of R$525.4 million in the quarter and R$2.2 billion in the year.

Excluding the effects of hyperinflation in Turkey, which in 2023 impacted the cost of goods sold by R$221.2 million, the Company recorded a reduction of R$809.8 million or -1.8% in COGS, from R$45,370.4 million in the year ended December 31, 2022 to R$44,560.6 million (R$8.73/kg) in the year ended December 31, 2023.

Gross profit

The Company's gross profit increased by R$701.0 million or 8.6%, from R$8,132.7 million in the fiscal year ended December 31, 2022 to R$8,833.7 million in the corresponding period in 2023, with a gross margin of 16.5% in the fiscal year ended December 31, 2023, compared to 15.1% in the corresponding period in 2022. This performance is the result of the reduction in our average unit cost, due to the drop in the price of used grains and oils in our chain and the effects of our efficiency program, BRF+.

The following table details the Company's gross profit for the Brazil, International and Other segments.

(in thousands of Reais)	Twelve-month period ending December 31,		
	2023	2022	AH%
Brazil	5.916.699	3.892.719	52,0
International	2.121.851	3.523.769	(39,8)
Other segments	764.791	716.164	6,8
Subtotal	**8.803.341**	**8.132.652**	**8,3**
Corporate	30.360	-	-
Total	**8.833.701**	**8.132.652**	**8,6**

Operating income (expense)

The Company's operating expenses decreased by 3.3% (or R$ 271,381.0 million) in the fiscal year ended December 31, 2023, from R$ 8,268.9 million in the fiscal year ended December 31, 2022 to R$ 7,997.7 million in the fiscal year ended December 31, 2023, mainly due to the factors described below.

Selling expenses

The Company's selling expenses increased by R$407.0 million or 5.7%, from R$7,079.9 million in the fiscal year ended December 31, 2022, to R$7,486.9 million in the corresponding period in 2023, mainly as a result of higher freight expenses and higher investments in marketing and trade marketing campaigns. The Company's sales expenses accounted for 14.0% of net revenue in the fiscal year ended December 31, 2023, an increase of 0.7 p.p. compared to 13.2% in the fiscal year ended December 31, 2022.

General and administrative expenses

The Company's general and administrative expenses increased by R$113.0 million or 17.5%, from R$644.8 million in the fiscal year ended December 31, 2022, to R$757.8 million in the corresponding period in 2023.

Other operating income (expense), net

Other net operating revenues totaled R$250.5 million in the fiscal year ended December 31, 2023, compared to an expense of R$545.3 million in the corresponding period in 2022. This variation is mainly explained by the reduction of R$587.7 million related to expenses with investigations involving the Company, related to the Carne Fraca and Trapaça

operations, as well as the gain of R$63.2 million in the sale of properties not linked to production and expenses of R$33.4 million referring to the impairment of fixed assets reclassified to assets held for sale (according to note 26 of the financial statements for the fiscal year ended December 31, 2023).

Profit (loss) before financial result

In the fiscal year ended December 31, 2023, the Company posted earnings before financial results in the amount of R$836.1 million, compared to a loss before financial results of R$136.3 million in the corresponding period in 2022, representing an improvement in results of R$972.4 million or 713.5%.

The Brazil Segment posted a profit before result of R$ 1,602.3 million, better compared to the 2022 fiscal year. In 2023, the International segment posted a loss before financial result of R$ 1,214.1 million, due to price pressure due to the global oversupply of protein, especially chicken. The other segments, on the other hand, posted a profit before financial results of R$ 357.7 million in the year.

The table below shows the Company's profit (loss) before financial results for each segment and for the Corporate:

(in thousands of Reais)	Twelve-month period ending December 31,		
	2023	**2022**	**AH%**
Brazil	1.602.298	(352.138)	(555,0)
International	(1.214.167)	403.661	(400,8)
Other segments	357.720	440.062	(18,7)
Subtotal	**745.851**	**491.585**	**51,7**
Corporate	90.290	(627.874)	(114,4)
Total	**836.141**	**(136.289)**	**(713,5)**

Net financial income (expense)

Net financial expenses increased by R$152.1 million or 5.7% to R$2,820.8 million in the fiscal year ended December 31, 2023, from R$2,668.8 million in the corresponding period in 2022. This increase in net financial expenses is mainly the result of: i) Interest on loans and financing: In 2023, interest expenses increased by R$305 million as a result of the higher gross debt balance for most of the year, combined with the behavior of the basic interest rate (CDI accumulating 13.04% in 2023 vs. 12.38% in 2022), among other factors; ii) Adjustment to present value (APV): In the year, the increase in the APV is mainly attributed to the higher level of the CDI during the period; iii) Interest on contingencies and leases: Higher expenses in 2023 by R$109 million, mainly due to higher interest on leases and interest on tax and civil contingencies; iv) Other financial expenses: Includes bank fees, credit assignment and insurance expenses, taxes on financial revenues, provision for discount of tax credits, among other effects. In the year-on-year comparison, the increase in other financial expenses by R$120 million was mainly due to (a) the correction by Selic

of the Leniency Agreement by R$38 million; (b) higher taxes on financial revenues by R$23 million; (c) fair value of restricted shares in R$16 million; among other effects.

In the year ended December 31, 2023, financial revenues increased by R$119.6 million or 11.0%, mainly due to (i) higher interest income on investments resulting from the larger cash position, especially after the capital injection (follow-on) in July 2023 and ii) higher interest on contingent assets. On the other hand, we report gains from Bond repurchases in 2023 of R$47 million (vs R$276 million in 2022).

On the other hand, with regard to monetary, exchange rate and derivative results that affect the financial result, in 2023, the net effect of the exchange variation of monetary assets and liabilities and derivatives hedging the balance sheet exposure totaled -R$151 million, and the interest and fair value of derivatives totaled -R$285 million. Monetary gains related to Turkey's hyperinflation had a total impact of +R$561 million.

Profit (loss) before taxes on profit

As a result of the foregoing, the Company's loss before taxes on profit totaled R$1,984.7 million in the fiscal year ended December 31, 2023, a reduction in the loss before taxes on profit of R$820.3 million (or 29.2%) compared to the corresponding period in 2022.

Taxes on profit

Taxes on the Company's profit generated revenues of R$115.9 million in the fiscal year ended December 31, 2023, compared to an expense of R$285.6 million in the corresponding period in 2022. The effective tax rate for the fiscal year ended December 31, 2023 was a credit corresponding to 5.8% of the pre-tax loss compared to an effective rate representing an expense of 10.2% in the corresponding period in 2022. This change was mainly because of the exchange rate variation on the Company's investments in foreign subsidiaries and tax losses generated in each period without the recognition of deferred tax assets.

Net loss for the year

As a result of the above, the Company recorded a loss of R$ 1,868.9 million in the fiscal year ended December 31, 2023, a reduction of R$ 1,272.8 million or 40.5%, compared to a loss of R$ 3,141.6 million in the corresponding period in 2022. Excluding the accounting effects of hyperinflation in Turkey and the debt designated as hedge accounting in the consolidated results, the pro forma result is a net loss of BRL 1,717.4 million in 2023.

2.2 - Operational and financial results

(a) results of the Company's operations

(i) Description of any important components of the recipe

The following is a breakdown of the Company's products sold in Brazil and to international customers:

Meat products, including:

- chilled and/or frozen *in natura* meat, which is defined as whole chicken and cuts, as well as frozen pork and turkey; and
- Halal products for the Islamic market according to the halal method of slaughter.

Processed Food Products, including the following:

- whole chickens and cuts, frozen, marinated (sold under the brand name Chester®);
- specialty meats such as sausages, ham products, bologna, frankfurter sausages, salami, bacon and other smoked products;
- snacks (Salamitos®);
- frozen processed meats, such as hamburgers, steaks, breaded meats, kibbehs, and meatballs;
- frozen ready-to-eat foods, such as lasagna, macaroni and cheese, pies, pizzas, as well as other frozen foods;
- plant-based products, such as nuggets, pies, vegetables, and burgers;
- frozen desserts and cheese bread;
- margarines, butters, cottage cheese and pâtés; and
- **others**, including soybean meal, refined soybean meal, animal feed, and pet food.

(ii) Factors that materially affected results of operations

The Company's operating results, financial condition and liquidity have been and will continue to be influenced by a wide range of factors, including, in addition to the factors already indicated in item 1.4 (c) of its Reference Form (tariff barriers, non-tariff barriers, sanitary barriers, technical barriers, pandemics, outbreaks and animal diseases):

- Economic conditions in Brazil and abroad;
- The effect of trade barriers and other import restrictions;
- Disruptions in consumption and trade patterns, supply chains, and production processes resulting from the coronavirus (COVID-19) pandemic; concerns about African Swine Fever ("**ASF**"), avian influenza and other diseases of human and animal origin;
- The sensitivity of the domestic market to changes in global demand, including the effect of the actions of major Brazilian competitors and temporary increases in supply from producers in other countries;
- Changes in commodity prices;
- Fluctuations in the exchange rate and inflation;
- High-impact geopolitical conflicts (Ukraine vs. Russia; Hamas vs. Israel);
- Interest rates; and
- Freight and volume costs.

Seasonal factors and volatility affecting both raw material prices and sales prices may materially affect the Company's results.

The Company's production cost depends mainly on the price and supply of corn and soybean meal. Among other raw materials are soybeans, pork, and cattle, for example. The selling prices of the Company's products are determined by constant changes in

supply and demand that may fluctuate significantly, as well as other external factors that the Company cannot control, such as fluctuations in global domestic production levels of poultry, pork and beef, changes in environmental regulations, changes in the economic environment, weather conditions, diseases in animals and crops and costs linked to exchange rates. Any change in the price or availability of raw materials necessary to produce the Company's products caused by these or other factors may impact the Company.

The economic sector in which the Company operates is also characterized by cyclical periods, where prices and profitability fluctuate because of supply and demand levels. There is no certainty that the Company will be able to adapt adequately to cyclical periods or volatility, which may have adverse effects on the Company's operations or financial results.

Natural disasters, pandemics or extreme weather variations, including floods, droughts, excessive heat or cold, hurricanes or other storms, as well as any disruption to the Company's plants that require the temporary relocation of functions to other facilities may impair the growth and health of live animals or interfere with its operations due to power outages damage to production and processing facilities or interruption of the Company's channels or information systems.

The COVID-19 outbreak, which originated in China at the end of 2019 and was declared a global pandemic by the World Health Organization on March 11, 2020, adversely affected the Company's business and operations. In addition, the Company's operations include global production and distribution facilities, and in the event of a new outbreak of COVID-19 at its facilities or in the communities where the Company operates and distributes its products, its distribution, operation, employees, suppliers, consumers and distribution channels could be severely affected. A new declaration of a pandemic may also have an adverse impact on consumer demand, commodity prices, the economy and financial markets of several countries, resulting in an economic slowdown that may affect demand for the Company's products and have a material adverse effect on the results of its operations. For more information on the risks and preventive measures adopted by the Company, please refer to item 5.5 – Other relevant information and 2.11 – Other factors with relevant influence – "Analysis of the impacts of COVID-19 on the Company's activities" of the Company's Reference Form, as well as the risk factor contained in item 4.1 of the Reference Form, entitled "Pandemics or outbreaks of human diseases, such as COVID-19, may cause changes in consumption and trade patterns, supply chains and production processes, as well as cause disruptions in production and product shipments, which could significantly adversely affect the Company's operations and operating results."

The Company presents more details on these factors below:

World and Brazilian economic situation

The National Monetary Council set the inflation target in Brazil at 3.25% for 2023, with a variation of 1.50 percentage points up or down. The inflation rate, which was above the target ceiling in 2021 (effective inflation/cumulative change of the IPCA in 12 months – 10.06%; ceiling of the target – 5.25%) and in 2022 (effective inflation/cumulative change of

the IPCA in 12 months – 5.79%; target ceiling – 5.0%), decreased until it reached 4.62% in December 2023, staying below the target ceiling of 4.75%. Price increases often reduce the purchasing power of consumers, especially among lower income classes, and ultimately limit consumption. The Brazilian labor market registered an average unemployment rate of 7.4% in December 2023, according to the IBGE's National Household Sample Survey, which represents an improvement when compared to 7.9% on December 31, 2022. In addition, after reaching 88.0 points in December 2022, Brazilian consumer confidence continued to advance and ended 2023 at 93.7 points, according to the Consumer Expectations Survey of the Getúlio Vargas Foundation (FGV).

Real GDP in Brazil increased at an average annual rate of 2.0% from 2005 to 2022. Economic activity in Brazil rebounded in 2022 and 2021, with real GDP increasing by 2.9% and 5.0%, respectively. As of December 31, 2022, the SELIC interest rate was 13.75% and as of the date of this Reference Form, the SELIC interest rate was 13.75%. In the year ended December 31, 2022, the IPCA inflation index was 5.79% compared to 10.06% in the year ended December 31, 2021.

On December 31, 2023, the real appreciated 7.2% compared to the same date in 2022, going from R$5.22 to US$1.00 on December 31, 2022 compared to R$4.84 per US$1.00 on December 31, 2023.

According to the Brazilian Association of Supermarkets (ABRAS), in December 2023, the consumption of Brazilian households (former supermarket sales) in real terms (adjusted by the IPCA), increased by 10.73% compared to December 2022. Year-to-date, real supermarket sales grew by 3.09% in 2023 compared to 2022.

Effect of export market demand and its consequences on the domestic market

Fluctuations in the demand for poultry, pork, and beef products in the international market may affect the marketing prices of these items in the Brazilian market. Brazilian exporters tend to redirect products from the international market to the domestic market, increasing the supply of these products locally and often negatively affecting the local price. Consequently, this may affect the Company's net revenue in the domestic market.

In 2019, Chinese demand for imported proteins grew significantly due to African swine fever, a deadly virus for animals that drastically reduced the local supply of pork and consequently increased the local and global price of protein. In 2019, China enabled 9 Brazilian chicken plants, six pork plants, and twenty-two beef plants to increase import volume and reduce its protein deficit. However, in August 2021, China's GACC suspended the export to China of pork from the Companhia de Lucas do Rio Verde/MT plant. In addition, the GACC has also suspended the export of poultry meat to China. On December 16, 2021, the Company was also informed by the Ministry of Agriculture and Livestock and GACC of the suspension of exports to China of chicken meat produced at the Marau unit, alleging that it found content unfit for human consumption in a batch of chicken feet. On March 4, 2022, it was informed by GACC that the export of chicken meat to China was being suspended, as of March 5, 2022, also from the plant located in Lucas do Rio Verde-MT. The alleged reason for this suspension was that non-conformities had been identified during the videoconference audit carried out by GACC, such as the occurrences of COVID-

19 infections among employees that were not communicated to it and the lack of disinfection of the tank and salmonella contamination above the maximum limit was detected in the reception of live birds and in the processing of poultry products. On March 24, 2023, the Company received authorization from GACC to resume the export of chicken meat from the Marau plant, and on May 16, 2023, the Lucas do Rio Verde-MT plant received authorization to resume exports of pork and chicken.

On February 11, 2020, the *Saudi Food & Drug Authority* temporarily suspended the export authorization of two of the Company's factories (Dois Vizinhos, SIF 2518, and Francisco Beltrão, SIF 1985, in Paraná) due to Operation Trapaça. Saudi Arabia's government agency based its decision on news reports related to the investigations. The case was presented by Brazil as a Specific Trade Concern (STC) at the 4th meeting of the World Trade Organization's Committee on Sanitary and Phytosanitary Measures, held in November 2020. Similarly, in the same year, we received government approval from China for the export of two of the Company's plants, Dourados (SIF 18) and Lajeado (SIF 3975).

In 2021, Saudi Arabia banned the import of chicken from some Brazilian slaughterhouses. This prohibition only affected competition, while the Company continued to be able to export. In addition, Russia and other countries in the region have increased their import quotas for Brazilian pork, creating greater opportunities for international negotiations. Regarding China, the country banned the import of beef from Brazil from September to December 2021, in addition to banning the import of pork from Germany due to ASF cases.

In 2023, Japan temporarily suspended chicken exports from factories located in the states of Santa Catarina, Espírito Santo, and Mato Grosso do Sul, due to the detection of the highly pathogenic avian influenza virus in subsistence birds in these locations. In addition to regular trade agreements, Japan has adopted a stricter policy, not allowing any exports from these states until a period without a positive case. By the end of 2023, exports to Japan had resumed and were operating normally.

The Company monitors the actions of its domestic competitors since they are also impacted by changes in the foreign market and may redirect their products to the domestic or foreign market. In addition, it monitors fluctuations in the supply generated by producers in China, the US, the European Union, and other regions, as increased production in these markets may lead to higher supply in other countries.

Transportation cost

The cost of transporting our products through our national distribution network and to our foreign customers is significant and affected by fluctuations in the price of oil. In 2023, freight costs from our ongoing operations accounted for approximately 6.2% of our net sales, respectively. On export, we ship many of our products in CFR (cost and freight), CIF (cost, insurance and freight) or DDP (delivered duty paid) modalities, including the payment of freight and insurance costs. In recent years, due to global political instability that could affect oil prices, we have included in our agreements with shipping companies an adjustment factor for bunker oil (fuel used in vessels). Despite persistent threats, such as the ongoing war in Ukraine and the growing world population that continues to drive the relentless demand for perishable goods, the meatpacking sector has proven resilient, with

all trade routes recording growth since the beginning of 2023 for the first time in more than 24 months.

Regarding Israel's War in Gaza in 2023, the main threat is Yemen's Houthi movement, targeting all ships bound for Israel, regardless of their nationality, warning all international shipping companies not to trade with Israeli ports, however the impact of ship routes was minimal at the end of 2023, these risks may intensify in the coming period.

Global demand for protein and all other refrigerated cargoes is also expected to exert pressure on cargo volume and restrict container availability, especially on capacity-constrained shipping routes such as that from South America to Asia. Due to the uncertainty of this increase in global demand and the limited supply of reefer containers, in 2022 we experienced pressure on logistics around the world, our ocean freight expenses in 2022 increased by approximately 75.5%, but in 2023 the scenario changed and rates were renegotiated, the bunker price had a slight variation, but tariffs decreased by about 40% due to market adjustments of supply and demand for export volumes.

For information on the impact of commodity prices and the effects of exchange rate variations, inflation and interest rates on the Company's revenue, see item 2.2.c below.

(b) Material changes in revenues attributable to the introduction of new products and services, changes in volumes and changes in prices, exchange rates and inflation

The Company's revenue is significantly affected by changes in the exchange rate of the Brazilian real against other currencies, such as the U.S. dollar, euro and pound sterling. Revenue is also directly impacted by variations in the price of the Company's products in the markets in which the Company operates due to inflation adjustment, due to high inflation rates, of the financial information of the Company's subsidiaries. For more information, see section 2.2(c) below.

(c) impact of inflation, price changes of main inputs and products, exchange rate and interest rates on the Company's operating income and financial results

Commodity prices

Several of the Company's raw materials are commodities whose prices fluctuate constantly in response to market forces of supply and demand. The Company purchases large quantities of soybean meal, soybeans, and corn, which are used substantially in the production of all of its own animal feed. For the most part, the prices of the commodities that the Company purchases are expressed in reais. Although input costs are denominated in reais, commodity prices tend to follow international prices and are influenced by exchange rate fluctuations. As of December 31, 2023, purchases of corn, soybean meal and soybeans accounted for approximately 41.4% of the Company's cost of production, compared to 47.3% in the same period in 2022. They also accounted for approximately 47.3% of the Company's production cost in 2022, compared to 46.5% in 2021. Although the Company produces most of the pig herd it uses in its pork products, the Company also purchased pigs on the spot market in 2023 (0.4% of total pig slaughter).

In addition, the selling prices of many of its products, including all its products to the international market, are highly sensitive to the market price of these commodities and fluctuate with that price. As of December 31, 2023, the average price of soybean meal in Brazil was 0.5% lower than the average price in the same period in 2022 and the average price of soybean oil in Brazil was 31.5% lower than the same period in 2022. The effect of falling or increasing raw material prices on the Company's gross margin is greater for products that are more like fresh products than for products with higher added value.

The Company's ability to pass on raw material price increases to its sales prices is limited by the prevailing prices of products sold in its domestic and international markets, especially with respect to *in natura products*.

The table below shows, in the periods indicated, the fluctuation of the real against the U.S. dollar, the average daily exchange rates and the closing of the period and Brazilian inflation measured by the National Consumer Price Index (**"INPC")**, the Extended National Consumer Price Index ("**IPCA**") and the General Market Price Index ("**IGP-M**").

(in Reais)	**31.12.2023**
Appreciation (depreciation) of the real against the U.S. dollar	(7,21%)
Period-end exchange rate (U.S.$1.00)	4,84
Exchange rate average (daily) (U.S.$1.00) (1)	4,99
SELIC base exchange rate (target) at the end of the period (2)	11,75%
Inflation (INPC) (3)	3,71%
Inflation (IPCA) (4)	4,62%
Inflation (IGP-M) (5)	(-) 3,18%

Source: IBGE, Fundação Getúlio Vargas and Central Bank of Brazil.

The average (daily) exchange rate is the sum of the daily exchange rates based on the PTAX 800 Option 5 transaction, divided by the number of business days in the period.

(1) The SELIC interest rate is the main Brazilian reference interest rate.

(2) The INPC is published by the IBGE and measures inflation for families with incomes between one and eight monthly minimum wages in 11 metropolitan regions of Brazil.

(3) The IPCA is published by the IBGE and measures inflation for families with incomes between one and 40 minimum wages per month in 11 metropolitan regions of Brazil.

The IGP-M assigns different weights to the consumer, wholesale prices and construction prices. The IGP-M is published by Fundação Getúlio Vargas, a private foundation. The Company's operating results, and financial condition are significantly affected by changes in the exchange rate of the Brazilian real against the U.S. dollar, euro and pound sterling. The Company's sales in international markets are invoiced mainly in U.S. dollars and, in Europe, in euros and pounds sterling, but its operating results are recorded in reais. The appreciation of the real against these currencies reduces the amount that the Company received in reais, thus reducing the Company's net revenue related to international markets, and the opposite occurs when the real depreciates against other currencies.

The prices of soybean meal and soybeans, important ingredients in the Company's animal feed, are directly linked to the U.S. dollar. The price of corn, another important feed

ingredient, is also indexed, but at lower levels than soybeans and soybean meal. In addition to soybean meal, soybeans and corn, the Company purchases casings for sausages, mineral nutrients for feed, packaging and other raw materials from its suppliers located abroad, as well as equipment for use in its production units, which are paid for in U.S. dollars or other foreign currencies. When the Brazilian real depreciates against the U.S. dollar, the cost in reais of the Company's raw materials and equipment pegged to the U.S. currency increases, and such increases may adversely and materially affect its operating results. On the other hand, the appreciation of the real has a positive effect on its costs since part of them are fixed in US dollars, but this reduction does not immediately affect its operating results because of the length of its poultry and pork production cycle.

As of December 31, 2023, the Company had loans and financing in foreign currency in the total amount of R$11,093.4 million, representing 55.2% of total loans and financing. Despite managing a portion of its foreign exchange risks through derivatives and future cash flows from exports in U.S. dollars and other foreign currencies, the Company's foreign currency debt obligations are not fully hedged. A sharp depreciation of the real against the U.S. dollar or other currencies would increase the amount of real that would be needed to meet the debt service requirements of its foreign currency obligations. The Company acts to protect the cash flow from revenues and costs denominated or with significant influence of exchange rate variation, based on the limits established in its Financial Risk Management Policy, in order to avoid a distortion of its margins due to the appreciation of the real against the U.S. dollar. In the event of devaluation of the real against the U.S. dollar, the favorable effect on these margins is partially mitigated by the volume of hedging operations contracted with effect in the time horizon determined by the Financial Risk Management Policy. For more details on the Company's operating exposure to foreign exchange, see items 4.3.ii.b – "Operating Income Exposure" and 4.3.b – "Foreign Exchange Risks" of the Company's Reference Form.

Historically, the Company's operating results, and financial condition have been affected by inflation rates in Brazil. The demand for its products in the domestic market is sensitive to consumer price inflation, as reflected in variations in the INPC and IPCA, and the Company's costs and expenses are mostly incurred in reais. Because long-term contracts with suppliers and customers are not customary in the Company's industry and prices are generally negotiated on a monthly or quarterly basis, increases in inflation have an immediate impact on its net revenue and costs.

The IGP-M index is generally used in the negotiation of prices that the Company pays to its suppliers as a reference for inflation. In addition, the Company acquires electricity to operate its production units through long-term contracts that include periodic inflation adjustments, mostly indexed to the IPCA and, to a lesser extent, indexed to the IGP-M.

In terms of personnel costs, salaries are generally adjusted once a year, based on Collective Bargaining Agreements negotiated between the Company's representatives and workers' unions. Generally, the parties, the Company, and the union, use the INPC/IBGE as a parameter for these negotiations.

Effects of Interest Rates

The Company's financial expenses are impacted by interest rate movements in Brazil and abroad. As of December 31, 2023, the Company had a total of R$20,095.5 in loans and financing. Of this amount, 44.8% was in reais or in foreign exchange swaps and was subject to interest rates that vary according to Brazilian interest rates, such as the CDI (interbank certificate of deposit rate applied to its foreign exchange swap contracts and some of its other debts denominated in real), the IPCA or the one denominated in US dollars. indexed to a floating interest rate based on SOFR. Any increase in the CDI, IPCA or SOFR may have an adverse effect on the Company's financial expenses and results of operations.

2.3 - Changes in Accounting Practices/Modified Opinions and Emphases

(a) changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2

Not applicable, given that there have been no changes in accounting practices that have resulted in significant effects on the information provided for in items 2.1 and 2.2 of the Company's Reference Form.

(b) Modified opinions and emphases present in the auditor's report

In the fiscal year ended December 31, 2023, there were no reservations in the reports of the Company's independent auditors, nor was there any emphasis in the consolidated financial statements for the fiscal year ended December 31, 2023.

2.4 - Material effects on the financial statements

(a) Introduction or divestiture of an operating segment

An operating segment is a component of the Company that develops business activities to obtain revenues and incurs expenses. The operating segments reflect the way in which the Company's management reviews financial information for decision-making. In the fiscal year ended December 31, 2023, there was no introduction or divestiture of operating segments.

(b) incorporation, acquisition or sale of equity interest

In addition to the Acquisition of Joody Al Sharqiya Food, Acquisition of BRF Kuwait, Sale of Banvit Foods, Hercosul Acquisition, Acquisition of Mogiana Alimentos, AES Brasil Investment Agreement, Purchase and Sale of Intrepid, Qatar Holding Addendum, BRF Arabia Incorporation and others already described in item 1.1 of this Reference Form, on October 25, 2022, One Foods, a wholly-owned subsidiary of the Company, signed a share purchase agreement with Al Nowais Investment Company LLC for the acquisition of 51% of the shares of Al Wafi Food Products Factory, an Emirati company that produces processed foods in the United Arab Emirates and which was already 49% owned by One Foods. The value of the transaction was approximately US$ 1.3 million (equivalent to R$

7.4 million), paid at the close on November 28, 2022. On that date, One Foods became a 100% owner of the Al Wafi Food Products Factory.

(c) Unusual events or operations

During the fiscal year ended December 31, 2023, there was no unusual event or operation with respect to the Company or its activities that have caused or are expected to have a material effect on the Company's financial statements or results.

2.5 - Non-accounting measurements

(a) Value of Non-Accounting Measurements

The reconciliations between this information and the amounts disclosed in the financial statements are presented in the next item of this document.

(in thousands of Reais)	**Fiscal year ended December 31, 2023**
Net Debt	9.474.509
Adjusted EBITDA	4.721.077
Leverage (Net Debt / Adjusted EBITDA)	2,01
Adjusted EBITDA Margin (Adjusted EBITDA / Net Revenue)	8,80%

Non-accounting measurements are generally defined as those used to measure historical performance, financial position or cash flows, but exclude or include amounts that would not be adjusted in the metrics contained in the accounting practices adopted in Brazil and in the international financial reporting standards ("**IFRS**"), issued by the International Accounting Standards Board ("**IASB**").

Non-accounting measurements do not have standardized meanings or definitions and may not be directly comparable to measurements similarly adopted by other companies because of differences in how they are calculated.

The Company adopts the following non-accounting measurements:

Net Debt

Measured as current and non-current loans and financing, less cash and cash equivalents, less current and non-current restricted cash, less current and non-current securities minus derivative financial instruments and liabilities, net. Net Debt is a non-accounting measure complementary to the Company's financial condition and is used in the making of certain decisions by Management. The presentation of this metric does not indicate that all of the cash and cash equivalents, restricted cash and securities are available to repay the loans and financing, particularly because part of the balances are necessary to provide working capital for the Company's business and additionally, part of the cash is for restricted use.

(in thousands of Reais)	On December 31, 2023
Loans and financing in foreign currency	(11.093.385)
Loans and financing in national currency	(9.002.163)
Derivative financial instruments, liquid	502.293
Gross Indebtedness	(19.593.255)
Cash and cash equivalents	9.264.664
Securities	767.873
Restricted Box	86.209
Net Debt	(9.474.509)

Adjusted EBITDA and Adjusted EBITDA Margin

The Company also uses the Adjusted EBITDA (earnings before interest, tax, depreciation and amortization) metric or EBITDA (Earnings Before Interest, Taxes on Profit, Depreciation and Amortization) Adjusted, which is measured in accordance with CVM Resolution No. 156, of June 23, 2022 and corresponds to the net income for the period, minus the net result of discontinued operations, plus taxes on profit, financial expenses net of financial revenues (composed of interest income on cash and cash equivalents, interest on taxes to recover and other financial income, interest expense on loans and financing and adjustment to present value and the effect of exchange rate variation on assets and liabilities and results from derivative financial instruments) and depreciation, depreciation and depletion.

The adjustments also include the impacts of Operations Weak Meat and Cheating, restructuring, expenses related to the sale of businesses, fair value of forests, expenses with acquisitions and integrations, debt designated as hedge accounting, effects of hyperinflation and equity result. Adjusted EBITDA is used to make certain decisions by management and is a complementary measure of financial performance and operating cash generation ability. Adjusted EBITDA is a measurement not provided for in Brazilian accounting standards or IFRS (non-accounting measurement) and should not be considered as a substitute for net income (loss), operating cash flow, or as a basis for dividend distributions or other measures of operating performance existing under IFRS.

The Adjusted EBITDA Margin is measured by dividing the Adjusted EBITDA by the net revenue for the period or fiscal year.

Finally, the Company uses the Leverage metric, derived from the Net Debt and Adjusted EBITDA metrics, for complementary purposes in the assessment of its potential ability to pay certain liabilities through the potential generation of operating cash. Leverage is a complementary measure, not provided for in the Brazilian accounting standards or in the IFRS applicable to the Company (non-accounting measurement) and should not be used as a substitute for any accounting metrics.

(b) reconciliations between the amounts disclosed and the amounts in the audited financial statements

(in thousands of Reais)	Fiscal year ended December 31, 2023
Net income (loss) for the year	(1.868.852)
(+) Taxes on profit	(115.854)
(+) Net financial income (expense) [1]	2.820.847
(+) Depreciation, amortization and depletion	3.224.781
(+) Operation Weak Flesh and Cheating Impacts [2]	2.453
(+) Fair value of forests [3]	(187.736)
(+) Acquisitions & Integrations Spend[4]	11.020
(+) Impairment	33.499
(+) Expenses related to the divestiture of businesses [5]	-
(+) Debt designated as hegde accounting [6]	548.639
(+) Equity Income	3.263
(+) Hyperinflation Effects [7]	249.017
Adjusted EBITDA	**4.721.077**
Net Revenue	53.615.440
Adjusted EBITDA Margin	**8,81%**

Breakdown of adjustments:

[1] Includes financial revenues, financial expenses, and currency and exchange rate variations.

[2] Impacts of the Weak Meat and Cheating operations: includes expenses directly attributable to these operations, such as expenses with media, lawyers, advisory, consulting, freight, storage, and losses.

[3] Fair value of forests increases or decreases, as applicable for each period/year, in the fair value of forests, recognized in the cost of goods sold.

[4] Includes consulting, lawyer, and other expenses directly attributable to business combinations.

[5] Expenses related to the sale of businesses: composed of the items results on the sale of businesses and impairment of investments.

[6] Debt designated as *hedge accounting*: effects related to the realization in the gross revenue line of the exchange variation in debts designated for the protection of future exports (designated at the time of their contracting).

[7] Hyperinflation: net losses resulting from the effects of the hyperinflationary economy in Argentina, where the Company had subsidiaries, recorded in each item of the income statements for each period.

(c) That is why such a measurement is more appropriate for the correct understanding of its financial condition and the results of its operations

Adjusted EBITDA or Adjusted EBITDA is measured in accordance with CVM Resolution No. 156, of June 23, 2022, and corresponds to the net income for the period, minus the net income from discontinued operations, plus taxes on profit, net financial income (including financial revenues, financial expenses, and monetary and exchange rate variations), and

depreciation, amortization and depletion. The adjustments also include the impacts of *Carne Fraca* and *Trapaça* Operations, restructuring, expenses related to the sale of businesses, fair value of forests, expenses with acquisitions and integrations, debt designated as hedge accounting, effects of hyperinflation and equity result.

Management uses Adjusted EBITDA to make certain decisions and understands that it is an appropriate complementary measure of financial performance that allows comparability between periods and demonstrates the Company's potential for operating cash generation. Likewise, the Company uses metrics derived from Adjusted EBITDA, such as Adjusted EBITDA Margin, to evaluate performance in relation to net revenue. Adjusted EBITDA is a measurement not provided for in IFRS (non-accounting measurement) and should not be considered a substitute for net income (loss), operating cash flow or as a basis for dividend distribution or other measures of operating performance existing under Brazilian accounting standards or international financial reporting standards (IFRS). Adjusted EBITDA, as measured by the Company, may not be comparable to similar measures of other companies.

Management also uses the non-accounting measurement of Net Debt to measure the financial condition and ability to pay certain liabilities of the Company, by comparing certain liabilities and certain active balances, as described in item 2.5(a).

This measurement is relevant given that the Company has a financial policy that aims to establish guidelines for the management of its capital structure and its monitoring.

Net Debt is a measurement not provided for in the Brazilian accounting standards or in the IFRS applicable to the Company (non-accounting measurements) and does not indicate that the entire balance of cash and cash equivalents and securities are available to repay the loans and financing, particularly since part of the balances are necessary to provide working capital for the Company's business and additionally, part of the cash is restricted use.

Finally, the Company uses the Leverage metric, derived from the Net Debt and Adjusted EBITDA metrics as indicated in item 2.5(a), for complementary purposes in the assessment of its potential ability to pay certain liabilities through the potential generation of operating cash. Leverage is a complementary measure, not provided for in the Brazilian accounting standards or in the IFRS applicable to the Company (non-accounting measurement) and should not be used as a substitute for any accounting metrics.

2.6 - Events subsequent to the financial statements

There are no consequential events with respect to the latest financial statements for the year ended December 31, 2023.

2.7 - Allocation of results

	2023
A. Rules on Withholding Profits	In accordance with Law No. 6,404, of December 15, 1976, as amended ("**Brazilian Corporation Law**"), the shareholders meeting at the annual general meeting may decide on the retention of a portion of the net income for the year, allocated to the payment of expenses provided for in a capital budget that has been previously approved. In addition, the Brazilian Corporation Law, as well as the Company's Bylaws, establishes that 5% of the net income will be allocated to the constitution of a legal reserve, provided that it does not exceed 20% of the capital stock. After the payment of the minimum mandatory dividend, the Company's Bylaws establish that 20% of the net income for the year will be allocated to the constitution of reserves for capital increase, up to the limit of 20% of the capital stock. In addition, up to 50% of the net income will be allocated to the constitution of the reserve for expansion, until it reaches 80% of the capital stock, for the purpose of ensuring investments in permanent assets, or increases in working capital, including through the amortization of the Company's debts, regardless of the profit withholdings linked to the capital budget, and its balance may be used: (i) to absorb losses, whenever necessary; (ii) the distribution of dividends, at any time; (iii) redemption, reimbursement or purchase of shares, authorized by law; and (iv) incorporation into the capital stock, including through bonuses on new shares. In addition, the shareholders' meeting may, at the proposal of the management bodies, allocate to the tax incentive reserve the portion of the net income resulting from the tax benefits, which may be excluded from the calculation basis of the mandatory dividend.
B. Rules on Dividend Distribution	According to the Company's Bylaws, the minimum mandatory dividend established is 25%, adjusted under the terms of the Brazilian Corporation Law. In addition, the Company may choose to pay dividends in the form of interest on equity (JCP).
C. Frequency of dividend distributions	Pursuant to the Company's Bylaws and Article 204 of the Brazilian Corporation Law, the Company may draw up a half-yearly balance sheet and, based on the results verified, declare, by resolution of the Board of Directors, dividends or interest on equity (JCP) to the account of the profit calculated in this balance sheet. The Company may draw up a balance sheet and distribute dividends in shorter periods, provided that the total dividends paid in each semester of the fiscal year do not exceed the amount of the capital reserves referred to in paragraph 1 of article 182 of the Brazilian Corporation Law.
d. any restrictions on the distribution of dividends imposed by special legislation or regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions	By virtue of an export credit note, bank credit note, deed of issuance of debentures and credit assignment agreement linked to agribusiness receivables certificates (CRA) issued by the Company, the distribution by the Company of profits, dividends and/or interest on equity is prohibited if the Company is in default with the fulfillment of any of its pecuniary obligations provided for in such note, except for the mandatory minimum dividends provided for in the Brazilian Corporation Law. As of the date of this Reference Form, the Company was up to date with the fulfillment of its pecuniary obligations, therefore, there were no restrictions on the payment of dividends by the Company.

	2023
E. Profit Allocation Policy	On November 10, 2021, the Board of Directors approved the Profit Allocation Policy. The full text of the Policy can be found on the Company's Investor Relations website: https://ri.brf-global.com/https://ri.brf-global.com/governanca-corporativa/estatuto- e-politicas/.

2.8 - Relevant items not evidenced in the financial statements

(a) the assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (*off-balance sheet items*)

In the normal course of its business, the company enters into long-term contracts with third parties which mainly include the acquisition of secondary materials, energy inputs, storage and industrialization services, among others, to service its activities. The prices agreed in these contracts may be fixed or fixed. The contracts include termination clauses for non-compliance with essential obligations and generally the minimum agreed contractually is acquired and, for this reason, there are no liabilities recorded in addition to the amount that is recognized on an accrual basis. On December 31, 2013, firm purchase commitments in the Parent Company totaled R$4,524,719 and R$5,023,227 in Consolidated.

(i) Wallets Receivables write-offs on which the entity holds risks and liabilities, indicating respective liabilities

There are no write-off receivables portfolios on which the entity has or has not substantially transferred the risks and rewards of ownership of the transferred asset for the fiscal year ended December 31, 2023.

(ii) Contracts from future purchase and sale of products or services

There are no contracts for the future purchase and sale of products or services not disclosed in the Company's balance sheet as of December 31, 2023.

(iii) Contracts of unfinished construction

There are no unfinished construction contracts not evidenced in the Company's balance sheet as of December 31, 2023.

(iv) Contracts for future financing receipts

There are no contracts for future financing receipts not evidenced in the Company's balance sheet as of December 31, 2023.

(b) Other items not disclosed in the financial statements

The Company does not have material items not disclosed in the financial statements that have or are likely to have effects on its financial condition, revenues and expenses, results of operations, liquidity, capital expenditures that are material to investors.

2.9 - Comments on non-evidenced items

(a) how such items alter or may alter revenues, expenses, operating results, financial expenses or other items in the Company's financial statements

The firm purchase commitments are shown in item 2.8 and will affect the Company's costs and expenses, as well as assets and liabilities when they meet the requirements for recognition in accordance with applicable accounting standards.

In the case of instruments with fixed prices, variations in the price of services, electricity, commodities, inputs, among others, may significantly affect the Company's future costs and expenses. The management of such risks is carried out in accordance with BRF's Financial Risk Management Policy.

(b) Nature and purpose of the operation

Such operations are the result of the normal course of the Company's business and are composed of long-term contracts with third parties that mainly include the acquisition of secondary materials, energy inputs, storage and industrialization services, among others, to meet its activities. In such contracts, the agreed prices may be fixed or to be fixed. Contracts provide for termination clauses for non-compliance with essential obligations and the contractually agreed minimum is usually acquired.

(c) the nature and amount of the obligations assumed, and the rights generated in favor of the Company as a result of the transaction

For a description of the nature of each transaction, as well as the amount of the obligations assumed and the rights generated in favor of the Company as a result of the transactions not disclosed in the financial statements, see item 2.8 of its Reference Form.

2.10 - Business plan

(a) investments

(i) description quantitative and qualitative analysis of ongoing and planned investments

The planned or ongoing investments are related to the acquisition of fixed assets, intangible assets and biological assets, and investments in the amount of approximately R$ 2,136.78 million are expected during the current fiscal year. In the fiscal year ended December 31, 2023, investments totaled R$2,416.59 million, a reduction of approximately 21.26% compared to the investments made in the fiscal year ended December 31, 2022, of R$3,069.13 million.

The main capital expenditures as of December 31, 2023, are outlined below:

Growth. On the Brazil platform, the Company invested in capacity along the entire production chain to expand the offer of fresh, processed and hydrolyzed products to serve the markets in which it operates and in plant adaptations in compliance with the requirements for new qualifications in the foreign market. On the international platform, it

completed projects to expand the slaughter capacity and production of breaded products at the Bandirma unit and serve the Saudi market from the İzmir unit, both located in Turkey.

Efficiency. The Company invested to increase the operational efficiency of slaughter units, feed mills and distribution centers, aiming at diluting fixed costs, reducing costs, and increasing productivity with the adoption of new technologies and optimization of production processes. Continued initiatives in the digital journey with tools for operational management in production units and processes focused on logistics, controllership, production planning and sales of commemoratives.

(ii) Sources of financing for investments

The Company has funds from operating cash generation, as well as credit lines with financial and development institutions, including loans to encourage rural activities and the issuance of debt securities in the local and international capital markets (see item 2.1.f for more details on relevant loan and financing agreements).

(iii) Ongoing material divestments and planned divestments

The Company does not have any relevant investments in progress and does not have any material divestments planned.

(b) if it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the Company's production capacity

In addition to the Hercosul Acquisition, the Mogiana Alimentos Acquisition and the Joody Al Sharqiya Food Acquisition, already described in item 1.1 of the Company's Reference Form, the Company has not made any other acquisitions of plants, equipment, patents or other assets that should materially influence its production capacity.

(c) New Products & Services

(i) description of the ongoing research already released

The Company's Research, Development, and Innovation ("**RD&I**") activities comprise agricultural research and innovation and research and development of products and processes. The Research and Product Development team is in Jundiaí, in the State of São Paulo, where the *BRF Innovation Center* ("**BIC**") is located.

BIC has a total area of 13,500m². The building exemplifies the Company's commitment to investing in RD&I to create and add value to its products, processes and services. Its structure was developed to establish standards for technological development in the food industry, including the areas of research and development of meat, pasta, margarine, vegetables, packaging, graphic arts, visual standardization of packaging, supplier quality, regulatory affairs, sustainability and animal welfare. The facility has meeting rooms, a pilot unit, areas for sensory testing and evaluation, packaging labs, kitchens with food service, a library, and spaces for brainstorming and benchmarking with potential partners. The pilot unit installed at BIC can faithfully reproduce all the manufacturing processes available on an industrial scale at BRF, allowing the development of new products and the optimization

of existing products in the Company's portfolio to be done quickly, effectively, and economically.

The Company considers investments in RD&I as a fundamental factor for maintaining competitive advantages, including aiming to optimize the production chain, improve sustainability factors, and launch innovative products meeting the expectations and needs of consumers, customers, and markets. In addition to investments, the management of technical knowledge is a fundamental asset for building and maintaining the value of your product portfolio. The knowledge management process throughout 2023 has been incorporated into more than 60 product projects. The incorporation of knowledge management tools allows the learning and technologies developed in the projects to be organized in a way that facilitates consultation, records the technologies, and allows agility in the execution of future projects.

The agricultural RD&I area aims to strengthen competitiveness through the continuous introduction of new technologies. The goal of these activities is to reduce production costs, improve product quality and customer satisfaction, and meet consumer demands, as well as provide better animal welfare. To this end, there is the maintenance of a team of qualified and experienced specialists to experiment with new products and new technologies applied to agriculture. This team includes highly qualified researchers, doctors and masters, veterinarians, agronomists, zootechnicians and technicians. In addition, there are collaboration agreements with various universities, government research institutions, and innovative private companies, and various research incentives made available by government research and development agencies are used. The Company believes that it has one of the largest agricultural experimental research facilities for poultry and swine in the world and has an experimental research structure for poultry and swine, with an experimental feed mill and 19 experimental sheds, which are distributed in four experimental farms, located in the State of Santa Catarina, with a total of 1,392 experimental pens for evaluations of the characteristics of impact on the production chain. In addition, the Company has eight chemical laboratories, five laboratories with Near Infrared Spectroscopy (NIRS) for receiving grains and five animal health laboratories that support research activities and operations.

In 2017, the Company implemented a real-time feed formulation technology, also known as in-line NIRS. This technology uses real-time analysis of raw materials on the production line through NIRS, and integrates the data generated with feed formulation optimization software that optimizes the feed formula to be produced in each feed batch. This process improves the accuracy and quality of the feed produced and is aligned with the commitment to quality throughout the process. BRF was one of the pioneers in the use of this technology in Brazil. In the coming years, the goal is to continue to expand the technology within the Company.

The formal research department has field research initiatives in the production system that allow you to evaluate all technologies under real production conditions. Field research is also used to calculate the productivity and financial impact of innovations and establish the appropriate time to introduce a new technology. The Company believes that the field research system brings an advantage over other research centers and other companies in

the sector. Regarding RD&I product projects, research projects are underway on reducing additives in meat products, natural ingredient solutions to extend the shelf life of products with food safety assurance, new packaging, and reducing the use of packaging materials. Another important front in research projects is related to the reduction and optimization of costs in the formulation of products, always balancing accessibility, sensory and nutritional aspects with consumer demands.

In addition, the Company has its own pig breeding program on eight farms, competing with global commercial genetic packages, which supplies 70% of BRF's annual demand. The program has a highly qualified team that includes geneticists, specialists in reproduction, meat quality and management. In 2022, an upgrade was initiated in the genomics sector, which has been improved and optimized in terms of the quality control of genomic information.

Since 2009, the Company has benefited from tax credits from the Ministry of Science, Technology, and Innovation (Ministry of Science, Technology and Innovation) to encourage research in innovation, called the Lei do Bem. This program supports technological innovation based on the development of new products and new manufacturing processes and incremental improvement in real products or processes. In recent years, research partnerships have been established in projects funded by EMBRAPA, FINEP, CNPq and BNDES, in different areas of research.

The Company has researchers and project managers who are dedicated to continuously contributing innovative ideas to the RD&I segment, while optimizing costs, processes, and formulations. The Company has developed a unique step-by-step process, which is managed by a cross-functional team to make bi-monthly decisions about potential innovations. With this, the Company can accelerate the decision-making process, in a very complex chain, considering multiple points of view.

The Company is constantly attentive to market trends and transformations, actively listening to the consumer to define our growth agenda: mapping opportunities for our brands in different consumption occasions, as well as a pattern of constant improvement of our products and services. The Perdigão brand focuses on barbecue, Christmas, and day-to-day occasions, being the leader and most chosen brand (according to Nielsen (processed) and Kantar Pannel - Footprint 2023) in the processed segment. The Sadia brand, the preferred and most valuable brand in food (according to Kantar Pannel – Preference and Brand Z 2023) is present in 9 out of 10 Brazilian homes and has had innovation as its brand purpose since its inception, anticipating needs and products in different consumption occasions; in 2023, it innovated in ready-to-eat dishes (Hot Bowls), breaded dishes (Big Chicken) and also in experiences (NBA, Lollapaloza) and services (Sadi.a bot, using artificial intelligence in our recipe platform and CRM). In Spreads, the Qualy brand is the market leader and is present in 7 out of 10 Brazilian homes, being the most chosen brand in Brazilian homes; Acting on the main occasion of the category and in which it is a reference: breakfast, in addition to expanding to new uses and occasions, such as culinary use. Deline is the second best-selling brand in Brazil, with regional operations in the North and Northeast, through products and campaigns designed specifically for

consumers in the N/NE regions (according to Nielsen - margarine 2023 - and Kantar - penetration, footprint).

(ii) Total amounts spent on research to develop new products or services

In the fiscal year ended December 31, 2023, the Company spent R$48.0 million on Research, Development, and Innovation activities in accordance with the accounting criteria of the Good Law. The Company understands that investing in RD&I is a key factor to maintain its competitive advantages, whether to optimize its production chain, improving sustainability, as well as launching innovative products, meeting the expectations and needs of consumers, customers, and markets.

(iii) Projects in development already disclosed

The Company has its own swine breeding program, which is competitive with the programs of international genetics companies. This program currently serves, by choice, 70% of the Company's production. The program has six core farms in the state of Santa Catarina, with a staff of 136 active employees, a farm in the state of Goiás, with a staff of 42 active employees, in addition to a backup farm in the state of Minas Gerais. Today, the Company has a tissue bank with more than 610 thousand samples of genetic material and a series of works were carried out to incorporate genomic evaluation and in 2021 the process of selecting animals using genomic genetic values will begin. To enable this technological leap, the Company established partnerships with six centers of the Brazilian Agricultural Research Corporation (EMBRAPA), research centers, universities and research and development agencies (BNDES, Finep, CNPq and FAPESP) and formed a staff of seven geneticists.

The Company's integrated agricultural innovation process is based on interfaces with companies and research centers, characterized by the sharing of the use of physical structures and technical staff, to solve the main demands for the development of joint work, but mainly resulting in the feedback of new innovation proposals from the technological development network itself.

BIC's RD&I team works together with the Quality Assurance area in the adoption of international practices of quality assurance, food safety and food fraud, in addition to the development of monitoring systems for monitoring products and industrial processes.

(iv) Total amounts spent on developing new products or services

In addition to the amounts presented in item (ii) above, in 2023, in line with the main consumer trends, such as convenience, practicality and indulgence, the Company launched Hot Bowls under the Sadia brand, a ready-to-eat pasta bowl that is ready in 4 minutes, and expanded the *Na Receita* Sadia line, with new cuts of *in natura* pork. In the Plant-Based segment, the Company reformulated the portfolio of products sold under the Sadia Veg&Tal brand, which includes products such as cauliflower wings, pumpkin and chickpea burgers, broccoli and spinach and vegetable nuggets. For the commemorative period, the Company expanded the portfolio under the Chester Perdigão brand with two new pies developed especially for Christmas.

(d) opportunities included in the Company's business plan related to ESG issues

The Company has formalized its commitment to be Net Zero by 2040, contributing to global efforts against global warming, and has taken concrete steps in this direction. Investments of around R$130 million in clean energy were announced, in two important partnerships with AES Brasil and Pontoon, covering three important pillars of the Company's business: sustainability, by reducing greenhouse gas emissions; economic, due to cost competitiveness; and operational, by ensuring the supply of energy to its units. The Company will thus achieve approximately 90% of its energy generation in Brazil through clean sources.

In this context of decarbonization and the advances related to its ESG (environmental, social and governance) commitments, another milestone was the publication of its Sustainable Grain Purchasing Policy. In 2023, we achieved 100% traceability of direct grain suppliers and 77% of indirect suppliers in the Amazon and *Cerrado*, which correspond to 62% of the volume purchased. In the calculation of all biomes, we achieved 99.9% traceability of direct and 79% of indirect ones. The results are in line with the Company's commitment to a deforestation-free supply chain by 2025 in the last quarter of 2023.

In December 2024, BRF made a commitment to a deforestation-free chain by 2025, thus incorporating the other biomes in which it operates.

To achieve this result, a technological platform for territorial monitoring was implemented, which allows the registration of the properties of its suppliers and monitoring them to ensure a more sustainable supply. Among the tools used to confirm the eligibility of suppliers, the Company highlights the following procedures: Embargoes by IBAMA, ICMBio and State Secretariats of the Environment (when available), deforestation detected by PRODES, overlaps with indigenous lands, *quilombolas* and conservation units. These criteria are in line with the best market practices. In addition, analyses are carried out systematically every 15 days, across our entire supplier base. For suppliers that do not comply with the criteria established in our Sustainable Grain Purchasing Policy, the Company makes a preventive block and evaluates the case. For extraordinary cases that do not fit into the decision-making flow, the Company has formed the Multidisciplinary Committee for Grain Sustainability, composed of the Commodities, Sustainability, Reputation, Compliance and Legal areas. The Committee evaluates, from the point of view of each area, whether to maintain or suspend the negotiation. In addition to monitoring, the Company engages with its partners for joint solutions that bring benefits to the chain. The Company remains committed to advancing this percentage in the coming years to deliver on the commitment to ensure the traceability of 100% of the grains originating from the Amazon and the *Cerrado*.

Reinforcing its commitment and standardization in animal welfare, in 2023 the Company fulfilled the public commitment related to cage-free poultry farming globally and completed the certification of 100% of industrial units in poultry and pig slaughter in Brazil. Through the global Animal Welfare program carried out at BRF, the Company has established policies, standards, processes, and indicators according to the specificities of each location where it operates. The program is premised on the concept of the five domains of Animal Welfare, an evolution of the five animal freedoms developed in 1979 by the Farm Animal

Welfare Committee (FAWC). The top leadership is engaged in the program and the Company has a diverse group of experts to make decisions about the care and facilities involving the animals.

Since 2012, the BRF Institute has been operating in all municipalities in Brazil with BRF's presence, focusing on the acceleration of social impact initiatives and the management of the company's Corporate Volunteering Program. The BRF Institute's areas of action include health and food safety, food waste reduction, entrepreneurship, and professional education. The Institute contributes to bringing BRF closer to the surrounding community, through relationships and social development and the construction of a positive reputation for the Company. Finally, because of the independent investigations, on December 28, 2022, the Company signed a Leniency Agreement with the Office of the Comptroller General of the Union (CGU) and the Office of the Attorney General of the Union (AGU) addressing issues related to the operations conducted by Brazilian government entities, also demonstrating progress in Governance.

Through the Leniency Agreement, the Company assumed the following commitments: (i) to remedy the identified practices and adopt preventive measures to prevent such practices from occurring again; (ii) pay the total amount of R$583.9 million; and (iii) continuously improve its integrity program with the support and monitoring of the CGU. In addition, because of the Leniency Agreement, the signatory authorities will file any administrative proceedings against BRF, in addition to assuming the commitment not to file lawsuits against the Company involving the conducts that are the subject of the Leniency Agreement.

2.11 - Other factors that materially influenced operational performance

There are no other factors with a material influence on the Company's operating performance.

Annex II – Information on candidates for the positions of members of the Board of Directors (Items 7.3 to 7.6 of the reference form, according to CVM Resolution No. 81, of March 29, 2022)

7.3. Composition and professional experiences of candidates for de positions on the Board of Directors

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**
Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**	**Start date of the first term**	
Marcos Antonio Molina dos Santos	01/17/1970	Belongs only to the Board of Directors	03/28/2022	Until OGM 2026
102.174.668-18	Businessman	Board of Directors (Effective) Chairman of the Board of Directors	03/28/2022	Yes
No	1st term	No	03/28/2022	

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**
Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**	**Start date of the first term**	
Marcia Aparecida Pascoal Marçal dos Santos	03/28/1973	Belongs only to the Board of Directors	03/28/2022	Until OGM 2026
182.070.698-21	Businesswoman	Board of Directors (Effective) Vice-Chairman of the Board of Directors	03/28/2022	Yes
No	1st term	No	03/28/2022	

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**

Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**	**Start date of the first term**	
Sérgio Agapito Lires Rial	07/28/1960	Belongs only to the Board of Directors	03/28/2022	Until OGM 2026
595.644.157-72	Economist	Board of Directors (Effective)	04/01/2022	Yes
Coordinator of the Finance and Risk Management Committee	1st term	No	03/28/2022	

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**
Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**	**Start date of the first term**	
Marcos Fernando Marçal dos Santos	11/20/1995	Belongs only to the Board of Directors	N/A	Until OGM 2026
387.480.138-11	Administrator	Board of Directors (Effective)	N/A	Yes
No	N/A	No	N/A	

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**
Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**	**Start date of the first term**	
Flavia Maria Bittencourt	01/15/1970	Belongs only to the Board of Directors	03/28/2022	Until OGM 2026
011.971.887-11	Chemical Engineer	Independent Board of Directors (Effective)	04/01/2022	Yes
People, Governance, Organization and Culture Committee and Sustainability Committee	2nd term	Yes	04/27/2020	

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**
Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**	**Start date of the first term**	
Pedro de Camargo Neto	01/22/1949	Belongs only to the Board of Directors	03/28/2022	Until OGM 2026

297.279.878-34	Civil Engineer	Independent Board of Directors (Effective)	03/28/2022	Yes
Coordinator Sustainability Committee	1st term	Yes	03/28/2022	

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**
Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**	**Start date of the first term**	
Augusto Marques da Cruz Filho	10/16/1952	Belongs only to the Board of Directors	03/28/2022	Until OGM 2026
688.369.968-68	Economist	Independent Board of Directors (Effective)	04/01/2022	Yes
Coordinator of the Audit and Integrity Committee and the Finance and Risk Management Committee	2nd term	Yes	04/27/2020	

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**
Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**	**Start date of the first term**	
Eduardo Augusto Rocha Pocetti	08/06/1954	Belongs only to the Board of Directors	03/28/2022	Until AGO 2026
837.465.368-04	Accountant	Independent Board of Directors (Effective)	03/28/2022	Yes
Audit and Integrity Committee	1st term	Yes	03/28/2022	

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**
Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**	**Start date of the first term**	
Márcio Hamilton Ferreira	01/25/1972	Belongs only to the Board of Directors	N/A	Até AGO 2026
457.923.641-68	Administrator	Board of Directors (Effective)	N/A	No
N/A	N/A	No	N/A	

Marcos Antonio Molina dos Santos – CPF 102.174.668-18

Mr. Marcos Antonio Molina dos Santos is Chairman of the Board of Directors of Marfrig Global Foods S.A. ("Marfrig"). The executive has more than 30 years of experience in the food sector, having started his professional activity at the age of 16, when he opened his first business: a food distribution company. Since Marfrig's inception, Marcos Molina has actively worked with Marfrig's key clients, strengthening national and international business relationships, which enable the development and evolution of industrial and quality processes, aiming to exceed expectations in the global scenario. Mr. Molina is also a partner and Chief Executive Officer of MMS PARTICIPAÇÕES LTDA. which is the Company's parent company. Mr. Molina has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity. Mr. Molina declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize the Politically Exposed Person.

Marcia Aparecida Pascoal Marçal dos Santos – CPF 182.070.698-21

Ms. Marcia Aparecida Pascoal Marçal dos Santos has been a member of Marfrig's Board of Directors since March 2007. She has extensive experience at Marfrig, having been responsible for the financial area from 2000 to 2006 and the internal audit team from 2000 to 2006. In addition, Ms. Marçal dos Santos actively participates in the Marfrig Fazer e Ser Feliz Institute for Social Responsibility, as Chief Executive Officer. Ms. Marcia Aparecida Pascoal Marçal dos Santos is also a partner and vice-president of MMS PARTICIPAÇÕES LTDA. which is the parent company of Marfrig. In the last five years, Ms. Marçal dos Santos has not suffered any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified her from practicing any professional or commercial activity. Ms. Marçal dos Santos declared that she is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as she does not fit into any of the situations that characterize the Politically Exposed Person.

Sérgio Agapito Lires Rial – CPF 595.644.157-72

Mr. Rial's professional career includes the positions of Chief Executive Officer of Marfrig, Executive Vice President and Chief Financial Officer of Cargill and President of Banco Santander Brasil. He was also a member of Cargill's board of directors for nine years. He was president of Seara Alimentos S.A., managing director of Bear Stearns & Co. in New York, director of ABN AMRO Bank and member of the board of directors of ABN AMRO Bank in the Netherlands, as well as a member of the board of directors of Mosaic Fertilizers. He holds a degree in Law from the Federal University of Rio de Janeiro and in Economics from Universidade Gama Filho, in addition to an MBA from IBMEC, in São Paulo, as well as specializations from Harvard Business School, Wharton School of Business, the University of Pennsylvania and INSEAD, in France. Mr. Rial has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity. Mr. Rial declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize the Politically Exposed Person.

Marcos Fernando Marçal dos Santos – CPF 387.480.138-11

Mr. Marcos Fernando Marçal dos Santos holds a degree in business administration from Fundação Armando Alvares Penteado – FAAP, is taking the preparatory course "Jornada Successor" promoted by Falconi Consulting and is a member of the Compensation, Corporate Governance and Human Resources Committee of Marfrig Global Foods S.A. He has solid professional experience in the agribusiness sector, having held the positions of Auditor (2015 – 2018), Commercial (2018), General Manager at the Bataguassu Unit – MS (2018-2019) and General Manager at the Várzea Grande Unit at Marfrig. – MT (2019-2021). He currently holds the position of Supply Chain Director (2021 – current).

Flavia Maria Bittencourt – CPF 011.971.887-11

Ms. Flavia Bittencourt holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro - UFRJ, a postgraduate degree in Marketing from the Superior School of Advertising and Marketing - ESPM and an Executive MBA from Fundação Dom Cabral. She served as a member of the Board of Directors of Lojas Marisa, between 2018 and 2019, and was a Consultant at The Carlyle Group, from 2012 to 2013. Ms. Flávia Bittencourt has a long career at Oi - Telemar, with more than 10 years of experience, in positions such as Voice Market Manager (2001 - 2003), General Manager of Marketing of Oi Móvel and, later, of the Oi Group (2003 - 2005) and also held the position of Superintendent Director of Marketing (2005 - 2011). In addition, she was

Marketing Director of Lácteos Brasil, co-founder of STORIES4FUN and Senior Vice President of Latin America and National President of Sephora Brazil. He is currently CEO of Adidas and a member of the Board of Directors of Tim Brasil. In addition to being a member of the Board of Directors, Ms. Flavia Bittencourt also holds the position of member of the People, Governance, Organization and Culture Committee and the Sustainability Committee. Ms. Flavia Bittencourt has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified her from practicing any professional or commercial activity. Ms. Flavia Bittencourt declared that she is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as she does not fit into any of the situations that characterize the Politically Exposed Person.
Pedro de Camargo Neto – CPF 297.279.878-34 Mr. Pedro is a civil engineer from the Polytechnic School of the University of São Paulo - 1972; Master of Science from the Massachusetts Institute of Technology - 1974; PhD in Production Engineering from the Polytechnic School of the University of São Paulo - 1984; Farmer and cattle rancher in the states of São Paulo, Mato Grosso do Sul and Piauí for the last 40 years. He is a business consultant, Secretary of Production and Commercialization of MAPA, from 2001 to 2002 and President of the Brazilian Rural Society from 1990 to 1993 and Vice-President from 2017 to 2019. Mr. Pedro declares that he has not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding of the CVM and the penalties imposed; (iii) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity. Mr. Pedro declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize the Politically Exposed Person.
Augusto Marques da Cruz Filho – CPF 688.369.968-68 Mr. Augusto Marques completed his credits in the doctoral and graduate courses in Economic Theory at the Institute of Economic Research (IPE) of the University of São Paulo, graduated in Economic Sciences from the Faculty of Economics and Administration of the University of São Paulo (FEA-USP), having attended the Insead Executive Program at the Institut Européen d'Aministration des Affaires. He worked at Grupo Pão de Açúcar for 11 years, serving as the company's executive director, financial administrative director and, for two and a half years, as chief executive officer, until he left the position in 2005. Between 2005 and 2010, he was a member of the Board of Directors and Audit Committee of B2W. From April 2016 to August 2019, he held the position of Chairman of the Board of Directors of BR Distribuidora. Currently, he is a member of the Board of Directors of the companies SIMPAR S.A. (formerly Grupo JSL S.A.) and General Shopping, in addition to serving as a member of the Board of Directors and coordinator of the Company's Audit and Integrity Committee. Mr. Augusto Marques has been Vice Chairman of the Board of Directors of BRF S.A. since April 2018 and coordinator of its Audit and Integrity Committee since April 2020. Mr. Augusto Marques da Cruz Filho has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity. Mr. Augusto Marques declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize the Politically Exposed Person.
Eduardo Augusto Rocha Pocetti – CPF 837.465.368-04 Mr. Eduardo Pocetti was a member of Marfrig's Fiscal Council from 2014 to 2022. Accountant and member of the Brazilian Academy of Accounting and the São Paulo Academy of Accounting, he holds an MBA in Business Administration from FGV. He was a partner at KPMG Auditores Independentes, Chairman of the National Board of Directors (2013 to 2015) and of the Board of Directors of IBRACON - Institute of Independent Auditors of Brazil (2016 to 2021) and has 30 years of experience in auditing firms. From 2004 to 2011, he was President of BDO Auditores Independentes S/A, where he represented the name of BDO Brazil to all member firms of the international BDO network. He has extensive experience in corporate accounting, independent auditing, finance, economic and financial planning and coordination of the management and board level in several large national and multinational companies in the industrial and financial sector. Lead partner of several IPO transactions and special corporate finance projects for the purchase and sale of companies. Mr. Pocetti is also a member of the Board of Directors of the publicly held company Mahle Metal Leve S.A., a member of the Fiscal Council of Camil Alimentos S.A. and coordinator of the Advisory Board of CIEE - Centro de Integração Empresa Escola. Mr. Pocetti has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity. Mr. Eduardo declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize the Politically Exposed Person.

Márcio Hamilton Ferreira – CPF 457.923.641-68

Mr. Márcio Hamilton Ferreira is graduated in Administration from the Faculty of Administration of Brasília; Post-Graduation in Training for Senior Executives at Fundação Getúlio Vargas (FGV) and Certified as Board Member by IBGC. He worked for more than 30 years at Banco do Brasil (1986-2019), where he held the position of Director of Capital Markets and Investments (2009), Director of Finance (2009-2012), Director of Credit (2012-2014), Chief Executive Officer of BB Asset (2015-2017) and, from Jan/2017 onwards, he held the positions of Vice-President of Internal Controls and Risk Management and Vice-President of Wholesale Business. He was responsible for managing the pension plan at Brasilprev, holding the position of Chief Executive Officer (2020). He served as CEO of BB Seguros (2020-2021) and Executive Vice-President of the company ELO Serviços (2021-2022). He also served as Member of the Board of Directors of the Guarulhos Airport Concessionaire (2016-2017); Member of the Board of Directors of Invepar (2016-2017), Member of the Board of Directors of QUOD - Gestora de Crédito (2017-2019), Chairman of the Board of Directors of Brasilcap Capitalização S.A (2017-2019), President and Member of the Board of Administration of Neoenergia S.A (2015-2016 / 2017-2019 / 2020-2021), Chairman of the Board of Directors of BB DTVM (2017-2020), Member of the Board of Directors of Banco Patagonia (2019-2020), Member of the Board of Administration at Vale (2019), President and Member of the Board of Directors of Brasilprev Seguros Previdência (2020-2021). He was a Member of the Executive Board of Febraban (2017-2020), Anbima (2016-2017) and Fenaprevi (2020). He is currently a Member of the Board of Directors of Livelo Gerdau and Metalúrgica Gerdau.

Conviction Type	**Conviction Descrition**
Marcos Antonio Molina dos Santos – 102.174.668-18	
N/A	N/A
Marcia Aparecida Pascoal Marçal dos Santos – 182.070.698-21	
N/A	N/A
Sérgio Agapito Lires Rial – 595.644.157-72	
N/A	N/A
Marcos Fernando Marçal dos Santos - 387.480.138-11	
N/A	N/A
Flavia Maria Bittencourt – 011.971.887-11	
N/A	N/A
Pedro de Camargo Neto – 297.279.878-34	
N/A	N/A
Augusto Marques da Cruz Filho – 688.369.968-68	

N/A	N/A
Eduardo Augusto Rocha Pocetti – 837.465.368-04	
N/A	N/A
Márcio Hamilton Ferreira - 457.923.641-68	
N/A	N/A

7.4. Composition of Committees

Name	Date of birth	Committee Type	Audit Type	Position
CPF	**Occupation**	**Possession Date**	**Election Date**	**Elected by the Controller**
Description of other Committees			**Start date of the first term**	
Sérgio Agapito Lires Rial	07/28/1960	Other Committees	No	Coordinator Member (Effective)
595.644.157-72	Economist	04/06/2022	03/28/2022	Yes
Coordinator of the Finance and Risk Management Committee and Coordinator of the People, Governance, Organization and Culture Committee			03/28/2022	

Name	Date of birth	Committee Type	Audit Type	Position
CPF	**Occupation**	**Possession Date**	**Election Date**	**Elected by the Controller**
Description of other Committees			**Start date of the first term**	
Flavia Maria Bittencourt	01/15/1970	Other Committees	No	Member (Effective)
011.971.887-11	Chemical Engineer	04/06/2022	03/28/2022	Yes
People, Governance, Organization and Culture Committee and Sustainability Committee			04/27/2020	

Name	Date of birth	Committee Type	Audit Type	Position
CPF	**Occupation**	**Possession Date**	**Election Date**	**Elected by the Controller**
Description of other Committees			**Start date of the first term**	
Pedro de Camargo Neto	01/22/1949	Other Committees	No	Member (Effective)
297.279.878-34	Civil Engineer	04/06/2022	03/28/2022	Yes
Sustainability Committee			03/28/2022	

Name	Date of birth	Committee Type	Audit Type	Position
CPF	**Occupation**	**Possession Date**	**Election Date**	**Elected by the Controller**
Description of other Committees			**Start date of the first term**	
Augusto Marques da Cruz Filho	10/16/1952	Other Committees	Yes	Coordinator / Committee Member (Effective)
688.369.968-68	Economist	04/06/2022	03/28/2022	Yes
Coordinator of the Audit and Integrity Committee and Member of the Finance and Risk Management Committee			04/27/2020	

Name	Date of birth	Committee Type	Audit Type	Position
CPF	**Occupation**	**Possession Date**	**Election Date**	**Elected by the Controller**
Description of other Committees			**Start date of the first term**	
Eduardo Augusto Rocha Pocetti	08/06/1954	Other Committee	Yes	Member (Effective)
837.465.368-04	Accountant	04/06/2022	03/28/2022	Yes
Audit and Integrity Committee			03/28/2022	

Sérgio Agapito Lires Rial – CPF 595.644.157-72

Mr. Rial's professional career includes the positions of Chief Executive Officer of Marfrig, Executive Vice President and Chief Financial Officer of Cargill and President of Banco Santander Brasil. He was also a member

of Cargill's board of directors for nine years. He was president of Seara Alimentos S.A., managing director of Bear Stearns & Co. in New York, director of ABN AMRO Bank and member of the board of directors of ABN AMRO Bank in the Netherlands, as well as a member of the board of directors of Mosaic Fertilizers. He holds a degree in Law from the Federal University of Rio de Janeiro and in Economics from Universidade Gama Filho, in addition to an MBA from IBMEC, in São Paulo, as well as specializations from Harvard Business School, Wharton School of Business, the University of Pennsylvania and INSEAD, in France. Mr. Rial has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity. Mr. Rial declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize the Politically Exposed Person
Flavia Maria Bittencourt – CPF 011.971.887-11 Ms. Flavia Bittencourt holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro - UFRJ, a postgraduate degree in Marketing from the Superior School of Advertising and Marketing - ESPM and an Executive MBA from Fundação Dom Cabral. She served as a member of the Board of Directors of Lojas Marisa, between 2018 and 2019, and was a Consultant at The Carlyle Group, from 2012 to 2013. Ms. Flávia Bittencourt has a long career at Oi - Telemar, with more than 10 years of experience, in positions such as Voice Market Manager (2001 - 2003), General Manager of Marketing of Oi Móvel and, later, of the Oi Group (2003 - 2005) and also held the position of Superintendent Director of Marketing (2005 - 2011). In addition, she was Marketing Director of Lácteos Brasil, co-founder of STORIES4FUN and Senior Vice President of Latin America and National President of Sephora Brazil. He is currently CEO of Adidas and a member of the Board of Directors of Tim Brasil. In addition to being a member of the Board of Directors, Ms. Flavia Bittencourt also holds the position of member of the People, Governance, Organization and Culture Committee and the Sustainability Committee. Ms. Flavia Bittencourt has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified her from practicing any professional or commercial activity. Ms. Flavia Bittencourt declared that she is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as she does not fit into any of the situations that characterize the Politically Exposed Person.
Pedro de Camargo Neto - CPF 297.279.878-34 Mr. Pedro is a civil engineer from the Polytechnic School of the University of São Paulo - 1972; Master of Science from the Massachusetts Institute of Technology - 1974; PhD in Production Engineering from the Polytechnic School of the University of São Paulo - 1984; Farmer and cattle rancher in the states of São Paulo, Mato Grosso do Sul and Piauí for the last 40 years. He is a business consultant, Secretary of Production and Commercialization of MAPA, from 2001 to 2002 and President of the Brazilian Rural Society from 1990 to 1993 and Vice-President from 2017 to 2019. Mr. Pedro declares that he has not suffered: (i) any criminal conviction; (ii) any conviction in an administrative proceeding of the CVM and the penalties imposed; (iii) any final and unappealable conviction, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity. Mr. Pedro declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize the Politically Exposed Person.
Augusto Marques da Cruz Filho – CPF 688.369.968-68 Mr. Augusto Marques completed his credits in the doctoral and graduate courses in Economic Theory at the Institute of Economic Research (IPE) of the University of São Paulo, graduated in Economic Sciences from the Faculty of Economics and Administration of the University of São Paulo (FEA-USP), having attended the Insead Executive Program at the Institut Européen d'Aministration des Affaires. He worked at Grupo Pão de Açúcar for 11 years, serving as the company's executive director, financial administrative director and, for two and a half years, as chief executive officer, until he left the position in 2005. Between 2005 and 2010, he was a member of the Board of Directors and Audit Committee of B2W. From April 2016 to August 2019, he held the position of Chairman of the Board of Directors of BR Distribuidora. Currently, he is a member of the Board of Directors of the companies SIMPAR S.A. (formerly Grupo JSL S.A.) and General Shopping, in addition to serving as a member of the Board of Directors and coordinator of the Company's Audit and Integrity Committee. Mr. Augusto Marques has been Vice Chairman of the Board of Directors of BRF S.A. since April 2018 and coordinator of its Audit and Integrity Committee since April 2020. Mr. Augusto Marques da Cruz Filho has not suffered, in the last

five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity. Mr. Augusto Marques declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize the Politically Exposed Person.
Eduardo Augusto Rocha Pocetti – CPF 837.465.368-04 Mr. Eduardo Pocetti was a member of Marfrig's Fiscal Council from 2014 to 2022. Accountant and member of the Brazilian Academy of Accounting and the São Paulo Academy of Accounting, he holds an MBA in Business Administration from FGV. He was a partner at KPMG Auditores Independentes, Chairman of the National Board of Directors (2013 to 2015) and of the Board of Directors of IBRACON - Institute of Independent Auditors of Brazil (2016 to 2021), and has 30 years of experience in auditing firms. From 2004 to 2011, he was President of BDO Auditores Independentes S/A, where he represented the name of BDO Brazil to all member firms of the international BDO network. He has extensive experience in corporate accounting, independent auditing, finance, economic and financial planning and coordination of the management and board level in several large national and multinational companies in the industrial and financial sector. Lead partner of several IPO transactions and special corporate finance projects for the purchase and sale of companies. Mr. Pocetti is also a member of the Board of Directors of the publicly held company Mahle Metal Leve S.A., a member of the Fiscal Council of Camil Alimentos S.A. and coordinator of the Advisory Board of CIEE - Centro de Integração Empresa Escola. Mr. Pocetti has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity. Mr. Eduardo declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize the Politically Exposed Person.

7.5 – Family Relationships

Name	CPF	Corporate name of the issuer, subsidiary or controller	CNPJ	Type of relationship with the issuer or controlled administrator
Position				
Issuer or Controlled Administrator Marcos Antonio Molina dos Santos Chairman of the Board of Directors	102.174.668-18	BRF S.A.	01.838.723/0001-27	Husband or Wife (1st degree by affinity)
Related person Marcia Aparecida Pascoal Marçal dos Santos Vice Chairman of the Board of Directors	182.070.698-21	BRF S.A.	01.838.723/0001-27	
Issuer or Controlled Administrator Marcos Antonio Molina dos Santos Chairman of the Board of Directors	102.174.668-18	BRF S.A.	01.838.723/0001-27	Father, Mother or Sun (1st degree by affinity)
Issuer or Controlled Administrator Marcia Aparecida Pascoal Marçal dos Santos Vice Chairman of the Board of Directors	182.070.698-21	BRF S.A.	01.838.723/0001-27	
Related person Marcos Fernando Marçal dos Santos Member of the Board of Directors	387.480.138-11	BRF S.A.	01.838.723/0001-27	
Observation N/A				

7.6 – Subordination, service provision or control relationships

Mr. Marcos Antonio Molina dos Santos, Chairman of the Company's Board of Directors, is Chairman of the Board of Directors of Marfrig Global Foods S.A. ("Marfrig") and a partner of MMS Participações Ltda. ("MMS Participações"), Marfrig's parent company
Ms. Marcia Aparecida Pascoal Marçal dos Santos, a member of the Company's Board of Directors, is a member of Marfrig's Board of Directors and a partner and vice-president of MMS Participações, Marfrig's parent company. In addition, she is the Chief Executive Officer of the Marfrig Fazer e Ser Feliz Institute of Social Responsibility.
Mr. Marcos Fernando Marçal dos Santos is a non-statutory executive officer of Supply Chain at Marfrig Global Foods S.A.

BRF S.A.

Annex III – Information on the compensation of the Management and the Fiscal Council (Item 8 of the reference form, according to CVM Resolution No. 81, of March 29, 2022)

8.1 - Compensation Policy or Practice

(a) objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval and, if the Company discloses the policy, locations on the world wide web where the document can be consulted.

The Company's compensation policy for its managers, including members of the Board of Directors, members of the Fiscal Council and statutory and non-statutory executive officers, aims to attract, engage and retain professionals who possess qualifications, competence and a profile appropriate to the characteristics and needs of the business. Similarly, it aims to create a reward and incentive plan proper for the sustainable conduct of business, aligning shareholders' short- and long-term strategic interests with best market practices and corporate governance.

It is also worth mentioning that the Company has a People, Governance, Organization and Culture Committee, an advisory body to the Company's Board of Directors, which, among other duties, is responsible for periodically analyzing the fixed and variable compensation strategy adopted, issuing its recommendations in this regard, as well as suggesting any modifications to be implemented in the compensation policy for the Board of Directors' consideration, deliberation and approval.

The Company's compensation policy was approved by the Board of Directors on December 7, 2023, and is available for access by shareholders, investors, and the market in general on the Company's Investor Relations (http://ri.brf-global.com) and CVM websites.

For more details on the methodology adopted, see item (b) (iii) below.

(b) practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Board of Executive Officers

(i) bodies and committees that participate in the decision-making process and how they participate

The individual compensation of the Board of Directors and the Executive Board is periodically reviewed and analyzed by the People, Governance, Organization and Culture Committee with the support of the Vice President of Human Resources and the Global President, discussing the general principles of the compensation policy and recommending to the Board of Directors its correction or improvement.

(ii) criteria and methodology used to set individual compensation

The individual compensation of the managers (including the members of the Committees) and members of the Fiscal Council is periodically compared with market practices (through the selection of large companies, mostly in consumer goods, with structured policies and good practices in human capital management, with good employment conditions at all organizational levels and that have a balanced compensation composition); through salary surveys carried out through specialized consultancies, in addition to monitoring inflation for the period, evaluating the need for adjustment in the components of remuneration.

(iii) frequency and form of evaluation by the Board of Directors for the adequacy of the compensation policy

The People, Governance, Organization and Culture Committee annually evaluates the guidelines and compensation practices of the Company's managers and employees and, if it deems necessary, submits to the Board of Directors a recommendation for modification of the compensation adopted until then.

(c) composition of remuneration

(i) description of the elements of compensation and the objectives of each

• Its objectives and alignment with the issuer's short, medium and long-term interests

The practice adopted by the Company regarding the various components of compensation is aligned with short, medium and long-term interests, to the extent that, when defining the components of compensation, alignment is sought between the interests of the Company and the managers. Fixed compensation is defined according to market practices, as previously described, aiming to attract and retain professionals and rewarding individual performance. Short-term variable compensation, which represents a significant portion of total compensation, is tied to achievable performance indicators within one year; this determination aims to remunerate in accordance with the market and, mainly, the growth, profitability and other non-financial indicators of the Company, since the established goals, if achieved, project the Company to a desired level of growth and profitability by shareholders and investors, conditioning the executive's earnings on the business's permanence, thus promoting a commitment and sustainability attitude of the participants in this plan.

In addition, the Company's stock-based compensation plans were created to strengthen alignment with shareholders in order to create a long-term vision and commitment in executives, promoting the knowledge, skills and behavior necessary for the business's sustainability, as well as reinforcing the level of attraction and retention of its main executives.

Currently, statutory and non-statutory directors and executive managers are eligible for the stock-based compensation program. In terms of instruments, the Company has stock options plans, restricted stock and performance stock, although in recent years it has granted executives only restricted stock and performance stock, which, in turn, are an excellent instrument for aligning interests linked to a shareholder value generation goal.

Board of Directors

All members of the Board of Directors, including the Chairman of the Board of Directors, receive fixed compensation, consisting of 12 monthly payments, which is established according to legislation and market standards, aiming at adequate compensation for director's participation in meetings and their contributions to the said body.

When applicable, some members of the Board of Directors may receive other amounts related to direct and indirect benefits (medical care, dental care, life insurance), benefits upon cessation of office (clauses provided for in a *non-compete agreement),* post-employment benefits (private pension), additional benefits for participation in committees and long-term incentives (stock-based compensation plan).

Fiscal Council

All members of the Fiscal Council receive fixed remuneration, consisting of 12 monthly payments. The compensation is determined at the respective general meeting that approves its election, being not less, for each member in office, than ten percent of that, on average, attributed to the Statutory Executive Board, not including benefits and other variable installments, as established in the Brazilian Corporation Law. Alternates do not receive any other type of compensation, receiving compensation only for the meetings they attend.

Board of Executive Officers

The global and annual compensation of members of the Executive Board is determined by the Board of Directors based on market practices (see item (b) (iii) below) and is composed of fixed and variable short- and long-term compensation. The remuneration of the members of the Executive Board may include any additional bonuses aimed at attracting and retaining professionals. This composition aims to promote the execution of strategic planning and the pursuit of results in a coherent, transparent manner and oriented toward the organization's interests, shareholders and other stakeholders.

The fixed remuneration, consisting of 13 monthly payments and a vacation pay, is intended to compensate for the services rendered.

The compensation of the Executive Board members may also include amounts related to direct and indirect benefits (medical assistance, dental care, life insurance, meals, check-ups), dismissal commitments (amounts linked to non-compete, non-solicitation and use of confidential information agreements), hiring and retention incentives deemed necessary and post-employment benefits (private pension), following market best practices.

Short-term variable compensation is constituted and paid through the Company's Profit-Sharing Program (PLR), which aims to encourage and recognize executives for achieving the Company's short-term results. This incentive is tied to the achievement of pre-established global goals approved at the beginning of each fiscal year by the Board of Directors. The potential to be paid to each executive is based on multiples of the monthly salary, collective and individual goals, and individual performance evaluation.

Long-term variable compensation is constituted and paid through (i) compensation plan based on stock options, approved at the Ordinary and Extraordinary General Meeting held on April 8, 2015, and modified at the Ordinary and Extraordinary General Meeting held on April 27, 2020; and (ii) restricted stock plan, approved at the Ordinary and Extraordinary General Meeting held on April 8, 2015, and modified at the Ordinary and Extraordinary General Meeting held on April 26, 2017, at the Extraordinary General Meeting held on May 25, 2018, at the Ordinary and Extraordinary General Meeting held on April 29, 2019, at the Ordinary and Extraordinary General Meeting held on April 27, 2021, at the Ordinary and Extraordinary General Meeting held on June 30, 2022, and at the Ordinary and Extraordinary General Meeting held on June 18, 2023, which aim to attract, retain, motivate executives and generate value for the Company, besides being an important aligning mechanism for executives with shareholders' interests in the long term. The potential to be granted to each executive is determined in multiples of the monthly salary, and the acquisition of rights related to the Restricted Stock may, at the discretion of the Board of Directors, be subjected, in whole or in part, to the verification of the Company's achievement of certain performance indicators.

Such compensation composition stimulates the pursuit of results by the Board of Executive Officers and recognizes the achievement and surpassing of pre-defined goals, directing actions to key indicators and levers to ensure the execution of the Company's strategy and the generation of results, balancing short and long term.

Committees

Members of the Board of Directors elected to the composition of the Advisory Committees currently do not receive additional fixed compensation for participation in the Committees. Since 2015, the external members participating in certain Advisory Committees, as decided by the Board of Directors, are entitled to a fixed monthly compensation.

Currently, members of the Executive Board, statutory or non-statutory, or any other employee of the Company participating in Advisory Committees, do not receive any additional compensation, except if decided by the Board of Directors.

- **Its proportion in total compensation in the last 3 fiscal years**

The proportion of each element in the total compensation in relation to the last three fiscal years is presented in the tables below:

2023	Fixed remuneration	Variable remuneration	Post-Employment Benefits	Benefits Motivated by Cessation of Exercise of the position	Compensation based on stocks	Total
Board of Directors	100.00%	-	-	-	-	100.00%
Fiscal Council	100.00%	-	-	-	-	100.00%
Statutory Board of Executive Officers	38.00% OFF	32.00% OFF	14.00% OFF	-	16.00% OFF	100.00%
Non-statutory Board of Executive Officers	28.00% OFF	23.00% OFF	31.00% OFF	-	18.00% OFF	100.00%
Audit and Integrity Committee	100.00%	-	-	-	-	100.00%

People, Governance, Organization and Culture Committee	100.00%	-	-	-	-	100.00%
Finance and Risk Management Committee	100.00%	-	-	-	-	100.00%
Sustainability Committee	100.00%	-	-	-	-	100.00%

2022	Fixed remuneration	Variable remuneration	Post-Employment Benefits	Benefits Motivated by Cessation of Exercise of the position	Compensation based on stocks	Total
Board of Directors	88,00%	-	-	-	12,00%	100,00%
Fiscal Council	100,00%	-	-	-	-	100,00%
Statutory Board of Executive Officers	44,00%	0,00%	13,00%	-	43,00%	100,00%
Non-statutory Board of Executive Officers	51,00%	0,00%	15,00%	-	34,00%	100,00%
Audit and Integrity Committee	100,00%	-	-	-	-	100,00%
People, Governance, Organization and Culture Committee	100,00%	-	-	-	-	100,00%
Finance and Risk Management Committee	100,00%	-	-	-	-	100,00%
Quality and Sustainability Committee	100,00%	-	-	-	-	100,00%
Consumer Intelligence Committee	100,00%					100,00%

2021	Fixed remuneration	Variable remuneration	Post-Employment Benefits	Benefits Motivated by Cessation of Exercise of the position	Compensation based on actions	Total
Board of Directors	88,00%	-	-	-	12,00%	100,00%
Fiscal Council	100,00%	-	-	-	-	100,00%
Statutory Board of Executive Officers	35,00%	24,00%	6,00%	-	35,00%	100,00%
Non-statutory Board of Executive Officers	31,00%	17,00%	4,00%	-	48,00%	100,00%
Audit and Integrity Committee	100,00%	-	-	-	-	100,00%
People, Governance, Organization and Culture Committee	100,00%	-	-	-	-	100,00%
Finance and Risk Management Committee	100,00%	-	-	-	-	100,00%
Quality and Sustainability Committee	100,00%	-	-	-	-	100,00%
Consumer Intelligence Committee	100,00%					100,00%

- **Its calculation and adjustment methodology**

The People, Governance, Organization and Culture Committee annually analyzes the fixed and variable compensation strategy to be adopted by the Company, which is subsequently submitted for appreciation, deliberation and approval by the Board of Directors

The compensation of managers, including members of the Committees and members of the Fiscal Council, is periodically compared with market practices (selection of large companies, mostly in consumer goods, with structured policies and good practices in human capital management, and with a balanced compensation composition), through salary surveys carried out through specialized consultancies, in addition to monitoring inflation for the period, assessing the need for adjustment in the compensation components.

The overall compensation of the members of the Board of Directors, the Fiscal Council and the Executive Board is established at a general shareholders' meeting, considering the elements mentioned in the previous paragraph.

- **Key performance indicators considered therein, including, if applicable, indicators linked to ESG issues**

Regarding fixed compensation, the Company relies on market research and the individual performance of its executives.

To determine variable compensation amounts, the performance of executives is considered through the prior establishment of goals, such as, for example, EBITDA, ROIC, TSR, free cash flow, net revenue, net income, technical and performance indicators, efficiency gains, work safety index, productivity, among others, always in line with the Company's strategy.

(iv) Reasons than justify the composition of the remuneration

The Company's policy is to distribute fixed compensation components equitably to ensure alignment with market practices and the governance system.

Variable compensation aims to achieve and exceed corporate and individual goals, which induces the sharing of risks and results.

In relation to direct and indirect benefits and post-employment benefits, managers are subject to the same existing policies applicable to other employees of the Company.

(v) Uncompensated Members

There are no members of the Board of Directors, Fiscal Council, Board of Executive Officers or non-statutory directors of the Company who, for any reason, do not receive compensation paid by the Company. Regarding Committee members, as informed in item (b) above, the participants of Committees who are not members of the Company's management have a fixed compensation specifically for their participation in the Committee.

(d) existence of remuneration borne by subsidiaries, controlled entities or direct or indirect controllers

There is no existence of compensation borne by subsidiaries, controlled entities or direct or indirect controllers.

(e) existence of any remuneration or benefit linked to the occurrence of a certain corporate event, such as the sale of the Company's corporate control

There is no existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of the Company's corporate control.

8.2 - Total compensation per organ

Expected Variable Compensation for the Current Fiscal Year, Ended on 12/31/2024 - Annual Values				
	Board of Directors	**Statutory Board of Executive Officers**	**Fiscal Council**	**Total**
No. of members in total	10,00	8,00	3,00	21,00
No. of paid members	10,00	8,00	3,00	21,00
Annual fixed compensation				
Salary or pro-labore	12.000.000,00	23.763.530,00	900.000,00	36.663.530,00
Direct and indirect benefits	0,00	3.394.790,00	0,00	3.394.790,00
Participation in committees	0,00	0,00	0,00	0,00
Other	0	7.344.287,46	0	7.344.287,46
Description of other fixed remuneration	N/A	Other Refers to Retention Programs Values	N/A	
Variable remuneration				
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	40.058.000,00	0,00	40.058.000,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00
Description of other variable remuneration	N/A	N/A	N/A	N/A
Post-employment	0,00	13.994.392,54	0,00	13.994.392,54
Termination of office	0,00	0,00	0,00	0,00
Stock-based, including options	0,00	23.545.000,00	0,00	23.545.000,00
Observation	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	
Total remuneration	12.000.000,00	112.100.000,00	900.000,00	125.000.000,00

Total Remuneration for the Fiscal Year Ended on 12/31/2023 - Annual Values				
	Board of Directors	**Statutory Board of Executive Officers**	**Fiscal Council**	**Total**
No. of members in total	10,00	8,00	3,00	21,00
No. of paid members	10,00	8,00	3,00	21,00
Annual fixed remuneration				
Salary or pro-labore	7,800,000.00	19,342,294.00	588,000.00	27,556,436.00
Direct and indirect benefits	0,00	944,903.00	0,00	944,903.00
Participation in committees	0,00	0,00	0,00	0,00
Other	0,00	4,950,493.00	0,00	4,950,493.00
Description of other fixed remuneration	N/A	Others refers to hiring bonus amounts and retention programs	N/A	
Variable remuneration				
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	21,355,717.00	0,00	21,355,717.00%
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00
Description of other variable remuneration	N/A	N/A	N/A	N/A
Post-employment	0,00	9,071,659.00	0,00	9,071,659.00
Termination of office	0,00	0,00	0,00	0,00
Stock-based, including options	0,00	10,827,048.00	0,00	10,827,048.00
Observation	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly	
Total remuneration	7,800,000.00	66,492,114.00	588,000.00	74,880,114.00

Total Remuneration for the Fiscal Year Ended 12/31/2022 - Annual Values				
	Board of Directors	**Statutory Board of Executive Officers**	**Fiscal Council**	**Total**
No. of members in total	10,00	8,00	3,00	21,00
No. of paid members	10,00	8,00	3,00	21,00
Annual fixed remuneration				
Salary or pro-labore	8.885.000,00	17.409.000,00	576.000,00	26.870.000,00
Direct and indirect benefits	0,00	1.085.000,00	0,00	1.085.000,00
Participation in committees	606.000,00	0,00	0,00	606.000,00
Other	0,00	0,00	0,00	0,00
Description of other fixed remuneration	N/A	N/A	N/A	
Variable remuneration				
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	0,00	0,00	0,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00
Description of other variable remuneration	N/A	N/A	N/A	
Post-employment	0,00	5.530.000,00	0,00	5.530.000,00
Termination of office	0,00	0,00	0,00	0,00
Stock-based, including options	1.249.000,00	18.184.000,00	0,00	19.433.000,00
Observation	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	
Total remuneration	10.740.000,00	42.208.000,00	576.000,00	53.524.000,00

Total Compensation for the Fiscal Year Ended 12/31/2021 - Annual Values				
	Board of Directors	**Statutory Board of Executive Officers**	**Fiscal Council**	**Total**
No. of members in total	10,00	8,00	3,00	21,00
No. of paid members	10,00	8,00	3,00	21,00
Annual fixed remuneration				
Salary or pro-labore	10.698.000,00	18.542.000,00	540.000,00	29.780.000,00
Direct and indirect benefits	170.000,00	1.523.000,00	0,00	1.693.000,00
Participation in committees	2.424.000,00	0,00	0,00	2.424.000,00
Other	0,00	0,00	0,00	0,00
Description of other fixed remuneration	N/A	N/A	N/A	
Variable remuneration				
Bonus	0,00	0,00	0,00	0,00
Profit sharing	0,00	13.759.000,00	0,00	13.759.000,00
Participation in meetings	0,00	0,00	0,00	0,00
Commissions	0,00	0,00	0,00	0,00
Other	0,00	0,00	0,00	0,00
Description of other variable remuneration	N/A	N/A	N/A	
Post-employment	0,00	3.322.000,00	0,00	3.322.000,00
Termination of office	0,00	0,00	0,00	0,00
Stock-based, including options	1.837.000,00	20.170.000,00	0,00	22.007.000,00
Observation	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	
Total remuneration	15.129.000,00	57.316.000,00	540.000,00	72.985.000,00

8.3 - Variable compensation by organ

Variable remuneration for the current year, ended on 31/12/2024	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
No. of members in total	10,00	8,00	3,00	21,00
No. of paid members	0,00	8,00	0,00	8,00
		Bonus		
Minimum amount stipulated in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount stipulated in the compensation plan	0,00	0,00	0,00	0,00
Amount foreseen in the compensation plan – goals achieved	0,00	0,00	0,00	
		Profit sharing		
Minimum amount stipulated for in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount stipulated for in the compensation plan	0,00	48.069.600,00	0,00	48.069.600,00
Amount foreseen in the compensation plan – goals achieved	0,00	40.058.000,00	0,00	40.058.000,00

31/12/2023	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
No. of members in total	10,00	8,00	3,00	21,00
No. of paid members	0,00	8,00	0,00	8,00
		Bonus		
Minimum amount stipulated for in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount stipulated for in the compensation plan	0,00	0,00	0,00	0,00
Amount foreseen in the compensation plan – goals achieved	0,00	0,00	0,00	0,00
		Profit sharing		
Minimum amount stipulated for in the compensation plan	0,00	0,00	0,00	0,00

Maximum amount stipulated for in the compensation plan	0,00	35.578.869,00	0,00	35.578.869,00
Amount foreseen in the compensation plan – goals achieved	0,00	23.719.246,00	0,00	23.719.246,00

31/12/2022	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
No. of members in total	10,00	8,00	3,00	21,00
No. of paid members	0,00	8,00	0,00	8,00
		Bonus		
Minimum amount stipulated for in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount stipulated for in the compensation plan	0,00	0,00	0,00	0,00
Amount foreseen in the compensation plan – goals achieved	0,00	0,00	0,00	0,00
Amount effectively recognized in the results of the fiscal year	0,00	0,00	0,00	
		Profit sharing		
Minimum amount stipulated for in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount stipulated for in the compensation plan	0,00	25.269.000,00	0,00	25.269.000,00
Amount foreseen in the compensation plan – goals achieved	0,00	16.846.000,00	0,00	16.846.000,00
Amount effectively recognized in the results of the fiscal year	0,00	0,00	0,00	

31/12/2021	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
No. of members in total	10,00	8,00	3,00	21,00
No. of paid members	0,00	8,00	0,00	8,00
		Bonus		
Minimum amount stipulated for in the compensation plan	0,00	0,00	0,00	0,00

Maximum amount stipulated for in the compensation plan	0,00	0,00	0,00	0,00
Amount foreseen in the compensation plan – goals achieved	0,00	0,00	0,00	0,00
Amount effectively recognized in the results of the fiscal year	0,00	0,00	0,00	
Profit sharing				
Minimum amount stipulated for in the compensation plan	0,00	0,00	0,00	0,00
Maximum amount stipulated for in the compensation plan	0,00	22.997.000,00	0,00	22.997.000,00
Amount foreseen in the compensation plan – goals achieved	0,00	20.997.000,00	0,00	20.997.000,00
Amount effectively recognized in the results of the fiscal year	0,00	13.759.000,00	0,00	13.759.000,00

8.4 - Stock-Based Compensation Plan

1) Stock Option Grant Plan – Approved in the Ordinary and Extraordinary General Meeting (OEGM) on April 8, 2015, and amended in OEGM on April 27, 2020

(a) General Terms and Conditions

The Company's Stock Option Plan, approved by the Ordinary and Extraordinary General Meeting held on April 8, 2015, and amended at the Ordinary and Extraordinary General Meeting held on April 27, 2020, has as its eligible public the statutory officers, non-statutory directors and persons holding other positions in the Company and/or its subsidiaries. The members of the Board of Directors are not beneficiaries of the options of this plan, however, members of the Board of Directors who are also members of the Executive Board may, in their capacity as officers, receive grants of options from the Company.

The instrument referring to the Stock Option Plan is based on the concept of stock options, which is granted, by the Company to the executive, a right (and not an obligation) to purchase shares issued by the Company at pre-defined prices (exercise price) and terms.

The approval of the list of participants and the number of options to be granted are determined by the Board of Directors annually and must be linked to the achievement of previously defined results and the valuation of the Company's business. The executive's participation in a grant cycle does not guarantee their participation in subsequent grants.

To determine the number of stock options, the concept of calculation is used in which, once an expectation of appreciation of the share issued by the Company is reached in the stipulated vesting period ("vesting"), the gain resulting from the option is equal to the target award level to the executive. In this concept, the participant only achieves its earning potential if the shareholders' expectation in terms of business valuation has been met.

The participants of the Stock Option Plan shall enter into individual stock option agreements with the Company, through which the participant acquires the right to purchase stock options issued by the Company, a personal and non-transferable right.

The administration of the Stock Option Plan lies with the Company's Board of Directors, in compliance with the applicable legal requirements and the maximum dilution limits authorized at the shareholders' meeting. The Board may establish a special Committee to advise it on the administration of the Plan.

(b) date of approval and responsible body

Approved by the Ordinary and Extraordinary General Meeting held on April 8, 2015, and amended at the Ordinary and Extraordinary General Meeting held on April 27, 2020.

(c) maximum number of stocks covered

The maximum number of shares that may be subject to the granting of a call option, added to the total number of shares that may be acquired under the Stock Option Plan, is equivalent to 2.5% of the total number of shares issued by the Company, corresponding to 42,061,831 as of December 31, 2023.

(d) maximum number of options to be granted

The maximum number of options to be granted, added to the total number of shares that may be acquired under the plan, may not exceed the maximum quantity of shares that can be subject to the granting of a call option, which is equivalent to 2.5% of the total number of shares of the Company, corresponding to 42,061,831 shares as of December 31, 2023.

(e) conditions for stock acquisition

The Board of Directors, annually or at such intervals as it deems appropriate, shall set the exercise price of each option and the conditions of its payment, establishing the terms and conditions for the exercise of each option and imposing any other conditions related to such options, provided that the exercise price shall never be lower than the average price of the Company's shares on B3 S.A. – *Brasil, Bolsa, Balcão* **("B3")**, weighted by trading volume, in the last 20 trading sessions prior to the date of grant, monetarily adjusted by the variation of the Extended Consumer Price Index, published by the Brazilian Institute of Geography and Statistics **("IPCA")**, or by another index that may be determined by the Board of Directors.

Each stock option shall entitle the beneficiary to acquire one share of the Company, subject to the terms and conditions set forth in the respective option agreement.

The granting of stock options under the terms of the Stock Option Plan is carried out through the execution of option agreements between the Company and the beneficiaries, which must specify, without prejudice to other conditions determined by the Board of Directors: (a) the quantity of options subject to the grant; (b) the Company's performance targets and other terms and conditions for acquiring the right to exercise the options; (c) the deadline for exercising the options; and (d) the exercise price and payment conditions.

The Board of Directors may subject the exercise of the option to certain conditions, as well as impose restrictions on the transfer of the shares acquired with the exercise of the options, and may also reserve for the Company repurchase options and/or preemptive rights in the event of the beneficiary's sale of these same shares.

Without prejudice to the above, during a period of one year from the exercise date of the respective option, the beneficiaries may not sell, transfer and/or offer for sale the shares acquired with the exercise of options. If the beneficiary does not have the necessary resources to cover the exercise of the options, it will be possible to sell the shares necessary to pay for the exercise of the options plus the costs and taxes incurred. The quantity of shares subject to the sale restriction will be calculated in accordance with the terms and conditions established in the plan.

The option contracts will be entered into individually with each beneficiary, and the Board of Directors may establish different terms and conditions for each option contract, without the need to apply any rule of isonomy or analogy between the beneficiaries, even if they are in similar or identical situations.

The beneficiary who wishes to exercise their option must notify the Company, in writing of their intention to do so and indicate the quantity of options they wish to exercise, under the terms of the communication template to be timely disclosed by the Board of Directors.

(f) criteria for setting the acquisition or exercise price

The exercise price of the stock options granted pursuant to the Stock Option Plan shall be determined by the Board of Directors on the date of grant, provided that it shall never be lower than the average price of the Company's shares on B3 weighted by the trading volume in the last 20 trading sessions prior to the date of grant, monetarily adjusted by the variation of the ECPI or by another index determined by the Board of Directors.

(g) criteria for setting the acquisition or exercise period

Without prejudice to the other terms and conditions set forth in the respective option agreements, the options shall become exercisable to the extent that the respective beneficiaries remain continuously bound as managers or employees of the Company or of another company under their control, for the period between the date of grant of the options and the dates specified below, as follows:

(a) 1/4 of the options may be exercised from the first anniversary of the grant date;

(b) 1/4 of the options may be exercised from the second anniversary of the grant date;

(c) 1/4 of the options may be exercised from the third anniversary of the grant date; and

(d) 1/4 of the options may be exercised from the fourth anniversary of the grant date.

The options will be exercisable until the last business day of the calendar year in which the sixth anniversary of the grant date is completed. Options not exercised within the stipulated periods and conditions will be considered automatically extinguished, without the right to compensation.

The Stock Option Plan entered into force on the date of its approval by the Company's general meeting and will remain in force for an indefinite period and may be terminated at any time by decision of the general meeting. The expiration of the term of the plan will not affect the effectiveness of the options still in force granted based on it, nor the validity of any repurchase options and/or preferential rights in the event of the beneficiary's sale of these same shares and the prohibition on the sale mentioned in item "h" above and "l" below.

(h) settlement form

The shares subject to the granted options will come, as determined by the Board of Directors, from the issuance of new shares within the authorized capital limit or from treasury shares.

(i) restrictions on the transfer of shares

During a period of one year from the date of exercise of the respective option, the beneficiaries may not sell, transfer and/or offer for sale the shares acquired with the exercise of options.

The Board of Directors may impose restrictions on the transfer of shares acquired with the exercise of the options and may also reserve for the Company repurchase options and/or preferential rights, in case of sale by the beneficiary of these same shares.

(j) criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

The Board of Directors may determine the suspension of the right to exercise options whenever situations are verified that, under the terms of the law or regulations in force, restrict or prevent the trading of shares by the beneficiaries.

The Board of Directors, in the interest of the Company and its shareholders, may review the conditions of the plan, provided that it does not alter the respective basic principles. Any significant legal change regarding the regulation of corporations, publicly held companies, labor legislation and/or the tax effects of a stock option plan may lead to a full review of the plan.

The Stock Option Plan may be amended or terminated at any time by the Company's general meeting of shareholders.

(k) effects of the departure of the manager from the Company's bodies on their rights under the stock-based compensation plan

According to the Stock Option Plan, the rules provided for the exit due to dismissals from the Company are as follows:

1. In the event of being terminated from the Company at its will, through (i) dismissal for cause, as provided for in the Consolidation of Labor Laws; or (ii) dismissal from their position for violating the duties and responsibilities of a manager, such as those provided for in articles 153 to 157 of the Brazilian Corporation Law and its subsequent amendments; or (iii) the beneficiary's neglect in exercising the duties arising from their mandate as manager; or (iv) criminal conviction related to intentional crimes; or (v) the practice, by the beneficiary, of dishonest or fraudulent acts against the Company or against the companies under its control; or (vi) any act or omission resulting from the beneficiary's intent or fault and that is detrimental to the business, image, or financial situation of the Company, its shareholders, or any companies under its control; or (vii) significant violation of the instrument that regulates the exercise of the mandate of statutory administrator entered into by the beneficiary with the Company and/or the companies under its control or of any amendments to such instrument or contract; or (viii) non-compliance with the Bylaws of the Company and/or the companies under its control and other corporate provisions applicable to the beneficiary, as manager, all options already exercisable or not yet exercisable in accordance with the respective option agreement, on the date of their termination, will be

automatically extinguished, by operation of law, regardless of prior notice or notification, and without the right to any compensation.

2) Plan for the Granting of Restricted Stock/Performance Stock – Approved at the OEGM of April 8, 2015, and amended at the OEGM of April 26, 2017, the EGM of May 25, 2018, the OEGM of April 29, 2019, and the OEGM of April 27, 2021

(a) general Terms and Conditions

The Company's Restricted Stocks/Performance Stocks Grant Plan, approved by the shareholders' general meeting held on April 8, 2015 and amended by the shareholders's general meetings held on April 26, 2017, May 25, 2018, April 29, 2019 and April 27, 2021, targets eligible members of the Board of Directors, statutory board of executive officers, non-statutory officers and executive managers of the Company and/or its subsidiaries. The members of the Board of Directors who are also members of the Executive Board may only receive grants of restricted stock from the Company in their capacity as directors.

Annually, concessions are made by resolution of the Board of Directors, with a total vesting period of three (3) years. In the fiscal year ended December 31, 2023, we had in June the vesting of the 3rd installment of the 2020 grant, with the transfer of 149,618 shares, and in July, the vesting of the 2nd and 1st installments of the 2021 and 2022 grants, respectively, with the transfer of 389,600 shares.

The instrument of the Restricted Stock/Performance Stock Grant Plan consists of the granting of restricted stock/performance stock to the participants, which are transferred to the beneficiaries upon the fulfillment of certain conditions described in item 2.h below.

The Board of Directors may establish different terms and conditions for each grant contract, without the need to apply any rule of isonomy or analogy between the beneficiaries, even if they are in similar or identical situations.

The approval of the list of participants and the number of shares to be granted will be determined by the Board of Directors on an annual basis and will be linked to the achievement of results previously defined for the Company and the valuation of the Company's business. The executive's participation in a grant cycle does not guarantee their participation in subsequent grants.

The participants of the Restricted Stock/Performance Stock Grant Plan shall enter into individual restricted share grant contracts with the Company, through which the participant acquires the right to grant restricted shares of the Company, according to the criteria described above, which is a personal and non-transferable right.

The management of the Restricted Stock/Performance Stock Grant Plan shall be the responsibility of the Company's Board of Directors, in compliance with the provisions of the Company's Bylaws and applicable legislation, as well as respecting the limits of the overall compensation of the managers, being assisted by the People, Governance, Organization and Culture Committee and/or another group/committee defined by it. The Board of Directors, at its sole discretion, may elect to grant to the Beneficiaries part or all of the Restricted Shares to which they are entitled in the form of ADRs backed by shares issued

by the Company, subject to the maximum number of shares covered by the plan, as well as any restrictions and procedures provided for in the applicable legislation and regulations.

(b) date of approval and responsible body

Approved by the shareholders's general meeting held on 8 April 2015, and amended by the general meetings of shareholders held on 26 April, 2017, 25 May 2018, 29 April 2019, and 27 April 2021.

(c) maximum number of actions covered

The maximum number of covered shares that may be granted, added to the total number of shares that may be acquired under the Stock Option Plan, is equivalent to 2.5% of the total number of shares issued by the Company, corresponding to 42,061,831 shares as of December 31, 2023.

(d) maximum number of options to be granted

The Restricted Stocks/Performance Stocks Grant Plan contemplates the grant of shares and not stock options.

(e) conditions for the acquisition of stocks

The rights of the beneficiaries in relation to the restricted shares will only be fully acquired if: the beneficiaries remain continuously linked as an administrator or employee of the Company, for the period to be defined by the Board of Directors and established in each Grant Agreement.

Once the conditions set forth above are met, and provided that the applicable legal and regulatory requirements are observed, the Company will transfer the respective net restricted shares to the name of the beneficiary, or transfer the equivalent financial amount, without consideration by the beneficiary.

In addition, the Board of Directors may subject the acquisition of rights related to the restricted shares to any conditions it deems appropriate, as well as impose restrictions on their transfer, and may also reserve for the Company repurchase options and/or preference rights in the event of sale by the beneficiary of these same restricted shares.

Without prejudice to other conditions that the Board of Directors deems appropriate, the acquisition of rights related to the Restricted Shares may, at the discretion of the Board of Directors, be subjected, in whole or in part, to the verification of the Company's achievement of certain performance indexes. The method of calculating performance indicators and their effects on the acquisition of rights related to Restricted Stocks will be determined by the Board of Directors and must be reflected in the Grant Agreements.

(f) criteria for setting the acquisition or exercise price

The Restricted Stocks/Performance Stocks Grant Plan provides for the granting of shares and not stock options. The Restricted Shares/Performance Shares will be granted at no cost to the beneficiary, under the terms and conditions described above.

(g) criteria for setting the term of acquisition or exercise

The rights of the beneficiaries in relation to the Restricted Stocks/Performance Stocks will only be fully acquired if the conditions described in item "e" above are met. The establishment of the fiscal year period shall be defined by the Company's Board of Directors and established in each Grant Agreement, considering market practices, as well as the average period necessary for the management of the beneficiaries to impact the valuation of the shares and the growth of the Company.

In addition, the Board of Directors may subject the acquisition of rights related to restricted shares to certain conditions, as well as impose restrictions on their transfer, and may also reserve for the Company repurchase options and/or preemptive rights in the event of sale by the beneficiary of these same restricted shares.

(h) settlement form

For satisfying the grant of restricted shares under the terms of the Restricted Stocks/Performance Stocks Grant Plan, the Company, subject to applicable law and regulation, will dispose of shares held in treasury, through a private transaction, at no cost to the beneficiaries. The Board of Directors may also establish the payment of such amount in cash or shares, in the manner to be established in the respective Grant Agreement.

(j) restrictions on the transfer of stocks

If the rights to the restricted stocks are not fully acquired, under the terms and conditions set forth in item "e" above, the beneficiary may not pledge, sell, assign, dispose of or transfer, directly or indirectly, the shares issued by the Company acquired with their variable remuneration.

The Board of Directors may also impose restrictions on the transfer of Restricted Shares/Performance Shares and may also reserve for the Company repurchase options and/or preference rights in the event of beneficiary's sale of these same restricted shares.

(j) criteria and events that, when verified, will cause the suspension, alteration or termination of the plan

The Board of Directors may determine the suspension of the right to exercise shares, whenever situations are verified that, under the terms of the applicable law or regulations in force, restrict or prevent the trading of shares by the beneficiaries.

Any significant legal change regarding the laws and regulations of corporations, publicly held companies, labor legislation and/or the tax effects of a stock grant plan may lead to the full revision of the Restricted Stock Grant Plan.

The Plan for the Granting of Restricted Stocks/Performance Stocks may be terminated at any time by decision of the Company's general meeting.

(k) effects of the Administrator's Departure from the Issuer's Bodies on their rights under the Stock Compensation Plan

Unless otherwise defined by the Board of Directors and established in the respective Grant Agreements, in the event of termination of the beneficiary, the restricted shares not fully acquired will be automatically extinguished, by operation of law, regardless of prior notice or notification, and without the right to any indemnity.

8.5 - Stock-based compensation (stock options)

In the last 3 fiscal years, there has been no share-based remuneration in the form of stock options.

Current fiscal year, to be ended on 12/31/2024			
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total number of members	10,00	8,00	3,00
Number of paid members	0,00	0,00	0,00
Weighted Average Strike Price:			
a. Of the options open at the beginning of the fiscal year	0,00	0,00	0,00
b. Options lost and expired during the fiscal year	0,00	0,00	0,00
c. Of the options exercised during the fiscal year	0,00	0,00	0,00
Potential dilution in the event of exercising all open interest	0,00	0,00	0,00

Fiscal Year ended 12/31/2023			
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total number of members	10,00	8,00	3,00
Number of paid members	0.00	0.00	0.00
Weighted Average Strike Price:			
d. Of the options open at the beginning of the fiscal year	0,00	0,00	0,00
e. Options lost and expired during the fiscal year	0,00	0,00	0,00
f. Of the options exercised during the fiscal year	0,00	0,00	0,00
Potential dilution in the event of exercising all open interest	0,00	0,00	0,00

Fiscal Year ended 12/31/2022

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total number of members	**10,00**	**8,00**	**3,00**
Number of paid members	**0.00**	**0.00**	**0.00**
Weighted Average Strike Price:			
g. Of the options open at the beginning of the fiscal year	0,00	0,00	0,00
h. Options lost and expired during the fiscal year	0,00	0,00	0,00
i. Of the options exercised during the fiscal year	0,00	0,00	0,00
Potential dilution in the event of exercising all open interest	0,00	0,00	0,00

Fiscal Year ended 12/31/2021			
	Board of Directors	**Statutory Board of Executive Officers**	**Fiscal Council**
Total number of members	**10,00**	**8,00**	**3,00**
Number of paid members	**0.00**	**0.00**	**0.00**
Weighted Average Strike Price:			
a. Of the options open at the beginning of the fiscal year	0,00	0,00	0,00
b. Options lost and expired during the fiscal year	0,00	0,00	0,00
c. Of the options exercised during the fiscal year	0,00	0,00	0,00
Potential dilution in the event of exercising all open interest	0,00	0,00	0,00

8.6 – Granting of stock options

In the last three fiscal years and in the current fiscal year, there was no grant of stock options and there is no forecast for the grants for the current year.

8.7 - Open Option

As of December 31, 2023, there were no outstanding stock options held by the board of directors and statutory management.

8.8 - Options exercised and shares delivered

There were no options exercised and no shares delivered to the board of directors and statutory board of executive officers in the last three fiscal years.

8.9 - Stock-based compensation, to be delivered to beneficiaries

Current fiscal year, to be ended on 12/31/2024		
	Board of Directors	Statutory Board of Executive Officers
Total number of members	$10.00	Price: 8.00
Number of paid members	0.00	Price: 8.00
Potential dilution in case of granting of all shares to beneficiaries	N/A	N/A

Fiscal Year ended 12/31/2023		
	Board of Directors	Statutory Board of Executive Officers
Total number of members	$10.00	Price: 8.00
Number of paid members	0.00	Price: 8.00
Potential dilution in case of granting of all shares to beneficiaries	N/A	N/A

Fiscal Year ended 12/31/2022		
	Board of Directors	Statutory Board of Executive Officers
Total number of members	$10.00	Price: 8.00
Number of paid members	1.00	Price: 8.00
Potential dilution in case of granting of all shares to beneficiaries	N/A	N/A

Fiscal Year ended 12/31/2021		
	Board of Directors	Statutory Board of Executive Officers
Total number of members	$10.00	Price: 8.00
Number of paid members	1.00	Price: 8.00
Potential dilution in case of granting of all shares to beneficiaries	N/A	N/A

There will be no potential dilution in the event of granting all shares to the beneficiaries, as any grants will be made through the delivery of shares held in treasury, as provided for in the Company's Restricted Stock Plan.

8.10 - Granting of shares

Current fiscal year, to be ended on 12/31/2024		
	Board of Directors	Statutory Board of Executive Officers
Total number of members	10,00	8,00
Number of paid members	0,00	8,00
Date of grant	N/A	01/04/2024
Number of shares granted	N/A	1.811.285
Deadline for submission of actions	N/A	01/04/2027
Restriction period on the transfer of shares	N/A	N/A
Fair value of the shares on the date of grant	N/A	14,22
Multiplying the number of shares granted by the fair value of the shares on the date of the grant	N/A	25.756.473

Fiscal Year ended 12/31/2023		
	Board of Directors	Statutory Board of Executive Officers
Total number of members	$10.00	Price: 8.00
Number of paid members	0.00	Price: 8.00
Date of grant	N/A	01/06/2023
Number of shares granted	N/A	2,155,759.00

Deadline for submission of actions	N/A	01/06/2026
Restriction period on the transfer of shares	N/A	N/A
Fair value of the shares on the date of grant	N/A	7,38
Multiplying the number of shares granted by the fair value of the shares on the date of the grant	N/A	15,909,501.00

*Share value based on Q4 2022 closing average for projected number of shares.

Fiscal Year ended 12/31/2022		
	Board of Directors	Statutory Board of Executive Officers
Total number of members	$10.00	Price: 8.00
Number of paid members	1,00	8,00
Date of grant		01/07/2022
Number of shares granted	N/A	1,306,046.00
Deadline for submission of actions	N/A	01/07/2025
Restriction period on the transfer of shares	N/A	N/A
Fair value of the shares on the date of grant	N/A	14,11
Multiplying the number of shares granted by the fair value of the shares on the date of the grant	N/A	18,428,309.00

Fiscal Year ended 12/31/2021		
	Board of Directors	Statutory Board of Executive Officers
Total number of members	$10.00	Price: 8.00
Number of paid members	0.00	Price: 8.00
Date of grant	N/A	01/07/2021
Number of shares granted	N/A	708,014.00
Deadline for submission of actions	N/A	01/07/2024
Restriction period on the transfer of shares	N/A	N/A
Fair value of the shares on the date of grant	N/A	28,58
Multiplying the number of shares granted by the fair value of the shares on the date of the grant	N/A	20,235,040.00

8.11 - Delivered Stocks

Fiscal Year ended 12/31/2023			
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total number of members	10,00	8,00	3,00
Number of paid members	0,00	8,00	0,00
N° Shares	0.00	220.473	0.00
Weighted average purchase price	0.00	19,36	0.00
Weighted average market price of acquired shares	0.00	8,83	0.00
Multiplying the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the shares acquired	0.00	2.321.580,69	0.00

Fiscal Year ended 12/31/2022			
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total number of members	10,00	8,00	3,00
Number of paid members	1,00	8,00	3,00
N° Shares	33,497.00	523,124.00	0.00
Weighted average purchase price	30,61	26,20	0,00
Weighted average market price of acquired shares	15,34	14,99	0,00
Multiplying the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the shares acquired	511.499,19	5.864.220,04	0,00

Fiscal Year ended 12/31/2021			
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council
Total number of members	10,00	8,00	3,00
Number of paid members	1,00	8,00	3,00
N° Shares	33,497.00	667,801.00	0.00
Weighted average purchase price	30,61	24,44	0,00
Weighted average market price of acquired shares	28,22	27,93	0,00

Multiplying the total shares acquired by the difference between the weighted average purchase price and the weighted average market price of the shares acquired	80.057,83	(2.330.625,49)	0,00

8.12 - Stock/Options Pricing

(a) Pricing model

Stock Option Plans: The Black-Scholes-Merton model is used for pricing.

Restricted Stock Plans with grants prior to October 2018: For pricing, the average value of the closing price of the trading session on the date of granting of the shares is used.

Restricted Stock Plans with grants after October 2018, inclusive: For pricing, the average value of the closing price of the 20 trading sessions prior to the date of granting of the shares is used.

(b) Data and assumptions used in the pricing model, including the weighted average stock price, exercise price, expected volatility, option life, expected dividends, and the risk-free interest rate

Stock Option Plans

Considering that the values related to the grant cycle consider the grants made up to the date of preparation of the Reference Form, the following assumptions were used for the pricing of the target options of the Company's Stock Option Plans:

Stock price: the closing price of the previous trading date before the grant date is used (B3 - ticker BRFS3);

Exercise price: result of the average closing price of the trading session (B3 – ticker BRFS3) of the last 20 trading days before option grant date, adjusted by the IPCA;

Term of life option: The options granted under the terms of the Stock Option Plans may be exercised by the participants, subject to the minimum grace periods established below.

1) Current Stock Option Plan, approved at the OEGM of April 8, 2015 and amended at the EGM of April 27, 2020: (a) up to 1/4 of the total options may be exercised after one year from the signing of the grant contract; (b) up to 2/4 of the total options may be exercised after two years from the signing of the grant contract; (c) up to 3/4 of the total options may be exercised after three years from the signing of the grant contract; (d) all options may be exercised after four years from the signing of the grant contract; and (e) the maximum period of six years after the grant for the exercise of the options;

2) Stock Option Plan discontinued on March 31, 2015: the options will become exercisable after a vesting period of at least 18 months and up to 24 months from the date of grant, as defined by the Company's Board of Directors;

- Risk-Free Rate: the NTN-B (National Treasury Note) available on the pricing date and with a maturity equivalent to the option's life is considered as the risk-free rate;
- Dividend rate: is considered the Company's dividend payment history in the last two years; and

- Volatility of the nominal shares issued by the Company: The Company uses the weighted volatility of the history of the nominal shares issued by the Company to establish the volatility rate.

Restricted Stock Plans

Not applicable to modeling or calculation assumptions, since, unlike stock options, the quantity of shares is fixed based on the definition of the compensation amount. After this definition, the value is converted into the number of shares, considering their market value.

(c) method used and the assumptions assumed to incorporate the expected effects of early exercise

Stock Option Plans:

According to the pricing methodology of the target options (Black-Scholes-Merton) and the characteristics of the Company's Stock Option Plans, no assumptions are used to incorporate early exercise effects.

Restricted Stock Plans:

Not applicable.

(d) Method to determine expected volatility

Stock Option Plans:

The Company uses the historical volatility of the nominal shares issued by the Company to establish the volatility rate.

Restricted Stock Plans:

Not applicable.

(e) whether any other feature of the option has been incorporated into the measurement of its fair value

Stock Option Plans:

Not applicable.

Restricted Stock Plans

Not applicable.

8.13 - Shares held by an organ

Interests in shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the Company, its direct or indirect controllers, controlled or commonly controlled companies, held by the managers and fiscal council members, directly or indirectly, grouped by entity, on the closing date of the last fiscal year are indicated below:

Fiscal year ended December 31, 2023					
Society	Securities	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
BRF S.A.	Common Shares Issued by the Company	518,900.00	626,822.00	32,700.00	1,178,422.00
BRF S.A.	ADRs backed by Common Shares issued by the Company	-	-	-	-
Marfrig Global Foods S.A.	Common Shares Issued by the Company	597,163,480.00	357,095.00	-	597,520,575.00

8.14 - Pension plans

	Board of Directors	Statutory Board of Executive Officers		
Total number of members	$10.00	2.00	€4.00	0.00
No. of paid members	0.00	0.00	0.00	0.00
Plan Name	N/A	Benefit Plan II (closed to new members)	Benefit Plan III (open to new members)	FAF Benefit Plan (closed to new members)
Number of managers who meet the conditions to retire	N/A	0.00	0.00	0.00
Conditions for early retirement	N/A	55 years of age; 3 years of credited service (participation in the plan); Termination of employment with Sponsor	55 years of age; 3 years of credited service (participation in the plan); Termination of employment with Sponsor	Have fulfilled the 10-year period of contribution to the plan; Be in receipt of a retirement benefit for contribution time granted by the Official Pension System; Termination of employment with Sponsor
Updated value of contributions accumulated in the pension plan until the end of the last fiscal year, minus the portion related to contributions made directly by the managers	N/A	R$ 2,360,583.41	R$ 2,246,055.65	N/A
Total accumulated value of contributions made during the last fiscal year, minus the portion related to contributions made directly by managers	N/A	R$ 225,044.51	R$ 531,495.68	0
Possibility and conditions for early redemption	N/A	There is no provision for early redemption, except at the end of the employment relationship	There is no provision for early redemption, except at the end of the employment relationship	There is no provision for early redemption, except at the end of the employment relationship

[1] Fulfills the conditions, however, it is necessary that the employment relationship is terminated.

[2] Total value of sponsor contributions (since joining the Plan) plus profitability.

8.15 - Minimum, average and maximum compensation

	Statutory Board of Executive Officers			Board of Directors			Fiscal Council		
Annual Values	31/12/2023	31/12/2022	31/12/2021	31/12/2023	31/12/2022	31/12/2021	31/12/2023	31/12/2022	31/12/2021
Total number of members	Price: 8.00	8,00	8,00	$10.00	10,00	10,00	3.00	3,00	3,00
No. of paid members	Price: 8.00	8,00	8,00	$10.00	10,00	10,00	3.00	3,00	3,00
Amount of the highest remuneration (Reais)	13.294.164,72	8.665.000,00	13.073.000,00	780.000,00	2.849.000,00	11.288.495,33	216.000,00	213.000,00	204.000,00
Amount of the lowest remuneration (Reais)	4.345.070,96	2.536.000,00	4.675.000,00	780.000,00	585.000,00	480.000,00	186.000,00	140.000,00	168.000,00
Average value of remuneration (Reais)	6.265.900,46	3.568.000,00	6.799.000,00	780.000,00	585.000,00	1.512.881,54	196.000,00	164.000,00	180.000,00

	Statutory Board of Executive Officers
31/12/2023	For the average amount of remuneration and for the lowest individual remuneration, members who have held the position for less than 12 months were excluded. For the highest individual remuneration, the working time was 12 months.
31/12/2022	For the average amount of remuneration and for the lowest individual remuneration, members who have held the position for less than 12 months were excluded. For the highest individual remuneration, the working time was 9 months.
31/12/2021	For the average amount of remuneration and for the lowest individual remuneration, members who have held the position for less than 12 months were excluded. For the highest individual remuneration, the working time was 12 months.
	Board of Directors

31/12/2023	N/A
31/12/2022	For the average amount of remuneration and for the lowest individual remuneration, the period from April to December and only the members elected in 2022 were considered. For the highest individual remuneration, the working time was 4 months.
31/12/2021	N/A
	Fiscal Council
31/12/2023	N/A
31/12/2022	For the average amount of remuneration and for the lowest individual remuneration, the period from April to December and only the members elected in 2022 were considered.
31/12/2021	N/A

8.16 - Compensation/indemnity mechanisms

The Company has entered into certain contractual agreements with certain directors, which provide for the payment of compensation to the manager as a form of compensation for the prohibition of the practice of acts considered to be in competition with the Company. This mechanism aims to reduce the financial impact of the administrator due to the limitations applied in his professional field, due to the execution of the contract. If the indemnity becomes due, there will be no material financial impact for the Company.

For more information on insurance policies and/or indemnity contracts, see section 7.7 of the Reference Form.

8.17 - Percentage of related parties in compensation

Organ	Fiscal year ended 12/31/2021	Fiscal year ended 12/31/2022	Fiscal year ended on 12/31/2023	Forecast for the current fiscal year, to be ended on 12/31/2024
Board of Directors	-	16,00%	30,00%	38,73%
Statutory Board of Executive Officers	-	-	-	-
Fiscal Council	-	-	-	-

8.18 – Compensation - Other functions

In the last three fiscal years and in the current fiscal year, there was no amount recognized in the results as compensation of the members of the Board of Directors, the Statutory Executive Board or the Fiscal Council, for any reason other than the function they occupy, such as commissions and consulting or advisory services provided.

8.19 - Recognized compensation of the controlling shareholder/subsidiary

In the last three fiscal years and in the current fiscal year, there was no amount recognized in the results of controllers, direct or indirect, of companies under common control and subsidiaries of the issuer, as compensation of members of the Board of Directors, the Statutory Board f Executive Officers or the Fiscal Council of the Company.

8.20 - Other relevant information

There is no other information that the Company deems relevant regarding Section 8 of the Reference Form.

Annex IV – Information on candidates for the positions of members of the Fiscal Council (Items 7.3 to 7.6 of the reference form, according to CVM Resolution No. 81, of March 29, 2022)

7.3. Composition and professional experience of the Fiscal Council

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**
Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**		
Marco Antônio Peixoto Simões Velozo	11/04/1967	Belongs Only to the Fiscal Council	04/12/2023	Until OGM 2025
942.753.277-72	Auditor	F.C. (Effective)	04/12/2023	No
No	03/28/2022	N/A		

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**
Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**		
Ricardo Florence dos Santos	02/26/1955	Belongs Only to the Fiscal Council	N/A	Until OGM 2025
812.578.998-72	Chemical Engineer and Administrator	F.C. (Effective)	N/A	Yes
No	N/A	N/A		

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**
Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**		
Alexandre Eduardo de Melo	12/24/1976	Belongs Only to the Fiscal Council	N/A	Until OGM 2025
261.179.768-44	Accountant	F.C. (Effective)	N/A	Sim
N/A	N/A	N/A		

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**
Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**		
Attilio Guaspari	10/20/1946	Belongs Only to the Fiscal Council	04/12/2023	Until OGM 2025
610.204.868-72	Civil Engineer	F.C. (Alternate)	04/12/2023	No
No	04/29/2005	N/A		

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**
Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**		
Antonio Mathias Nogueira Moreira	05/06/1978	Belongs Only to the Fiscal Council	N/A	Until OGM 2025
906.527.465-00	Financial Manager	F.C. (Alternate)	N/A	Sim
N/A	N/A	N/A		

Name	Date of birth	Administration body	Date of election	Term of Office
CPF	**Occupation**	**Elective position held**	**Possession Date**	**Elected by the Controller**
Other positions held in the issuer	**No. Of Consecutive Mandates**	**Independent Member**		
José Luiz de Souza Gurgel	05/12/1966	Belongs Only to the Fiscal Council	N/A	Until OGM 2025
918.587.207-53	Economist and Accountant	F.C. (Alternate)	N/A	Yes
N/A	N/A	N/A		

Marco Antônio Peixoto Simões Velozo – CPF 942.753.277-72

Mr. Marco Antônio Peixoto Simões Velozo holds a degree in economics and accounting from Faculdades Integradas Cândido Mendes, and an MBA in corporate finance from IBMEC. He has extensive experience as a technical assistant for judicial disputes and arbitrations (as a technical assistant or as an expert at the Arbitral Tribunal, at CBMA and at the FGV Chamber of Conciliation and Arbitration) and has been an independent auditor of companies since 1989. Mr. Marco Antônio is a founding partner of Vértice Audit, where he is responsible for the technical area and audit methodology. Mr. Marco Antônio has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or (iii) final and unappealable, in the judicial or

administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity.

Alexandre Eduardo De Melo – CPF 261.179.768-44

Mr. Alexandre Eduardo De Melo, 47, accountant, graduated at University of São Paulo – USP and affiliated to the Regional Council of Accounting in São Paulo, Brazil. Pos degree in Tax Law from São Judas University in São Paulo, Brazil. He works as a financial, accounting and tax consultant, providing services in Brazil, the United States and European Union. He was a Chief Financial Officer at Agropecuária Jacarezinho between 2016 and 2019 and Controller Director at Marfrig Global Foods from 2005 to 2013, with more than 12 years experienced in controlling, finance and accounting. Strong experience in financial structures such as bond, senior notes, Initial Public Offering – IPO, Follow On, cattle raising and agricultural costing. Strong experience in support financial reports to Comissão de Valores Mobiliários – CVM (Securities Commission) in Brazil. He worked on IPO processes, mergers, acquisitions and asset sales in the companies he worked for. He was Auditor and Senior Tax Advisor at BDO Auditores e Consultores Independentes between 2000 a 2004. Great experience in supporting the independent auditors, experienced in financial statements analysis and solid knowledge in accounting closing and consolidation of the financial reports in agreement with the norms of International Financial Reporting Standards – IFRS.

Attilio Guaspari – CPF 610.204.868-72

Mr. Attilio holds a bachelor's degree in engineering from the Polytechnic School of the University of São Paulo (USP) and a master's degree in administration sciences from UFRJ. He was a member of the Audit Committee of the National Development Bank (BNDES) and Chairman of the Fiscal Council and the Audit Committee of Perdigão and BRF, with the designation of financial specialist of the audit committee. He has extensive experience in the position of Director of Internal Audit, as Chief Financial Officer and member of the board of directors. Mr. Attilio has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity.

Mr. Attilio declared that he is not a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as he does not fit into any of the situations that characterize the Politically Exposed Person. Mr. Atilio has not suffered, in the last five years, any conviction (i) criminal, (ii) in an administrative proceeding of the CVM of the Central Bank of Brazil or of the Superintendence of Private Insurance, or (iii) final and unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing any professional or commercial activity.

Antonio Mathias Nogueira Moreira – CPF 906.527.465-00

Mr. Antonio holds a degree in Financial Management from the Catholic University of Brasília - UCB, a post-graduate degree in People Management from the Anísio Teixeira College - FAT, and a Master's degree in Business Administration in Governance, Risk Management and Compliance from the Center for the Study of Law and Business - CEDIN. He is Chairman of the Board of Directors of VALEC Engenharia, Construções e Ferrovias S.A. (INFRA S.A.), appointed by the Ministry of Transport, he is member of the Strategic Business Committee of ELO Serviços S.A., appointed by CAIXA Cartões Holding S.A. and is Executive Director of Governance, Integrity and Risks at Caixa Cartões Holding S.A.

Ricardo Florence dos Santos – CPF 812.578.998-72

Mr. Florence dos Santos has acted as an independent member of the Board of Directors of Movida Rental Car, S.A. since 2016 and as a member of the Fiscal Council of CPFL Energia since 2017. He accumulates in MOVIDA the Audit and Financial committees. He served as Vice President of Finance (CFO) of Marfrig Global Foods S.A. between 2013 and 2016 and as Executive Director of Investor Relations between 2007 and 2014. Chemical engineer graduated from the Polytechnic School of USP and in Business Administration from Universidade Mackenzie, he has MBA in Strategy and Finance from IBMEC-SP. He previously worked at Grupo Pão de Açúcar for 16 years (1984-2000) in various positions as Director of Strategic Planning, Finance and Executive Director of Investor Relations. He was also responsible for the IR areas of UOL Inc. (Grupo Folha de São Paulo – 2000/2001) and Brasil Telecom (2005-2007). He has participated in several IPO processes, mergers, acquisitions and sales of assets in the companies where he worked. He served on the Boards of Directors of Grupo Pão de Açúcar (1995-1999), UOL – Grupo Folha (2001) and IBRI – Brazilian Institute of Investor Relations (1998-2001 and 2014-2019), where he was also CEO of 2010 to 2013 and the Dentalcorp S.A. Advisory Board (2002 to 2006).

José Luiz de Souza Gurgel - 918.587.207-53

Mr. José Luiz de Souza Gurgel holds a degree in Economics from UERJ and in Accounting Sciences from Faculdade da Cidade, a postgraduate degree in business management from Cândido Mendes and a master's degree in Accounting Sciences (2018) from FUCAPE-RJ. He is currently a member of the Fiscal Council of Marfrig Global Foods S.A., a position he has held since 2022. Since 2022, he has chaired the Statutory Audit Committee of Indústrias Nucleares do Brasil - INB, as well as being a member of the People, Eligibility, Succession and Remuneration Committee of the same company. In 2021 and 2022, he was a member of the Supervisory Board of the SOMA Group. Between April 2011 and May 2019, he was an audit partner at KPMG in Rio de Janeiro. From July 2001 to March 2011, he was an audit partner at BDO; he was a member of the organization's Executive Committee from 2008 to 2010. Between 2004 and 2008, he was head partner of BDO's Rio de Janeiro office.

Conviction Type	Conviction Description
Marco Antônio Peixoto Simões Velozo	
N/A	N/A
Ricardo Florence dos Santos	
N/A	N/A
Alexandre Eduardo de Melo	
N/A	N/A
Attilio Guaspari	
N/A	N/A
Antonio Mathias Nogueira Moreira	
N/A	N/A
José Luiz de Souza Gurgel	
N/A	N/A

7.4. Composition of Committees

Not applicable

7.5. Family Relationships

Not applicable. Candidates for the members of the Fiscal Council do not have any of the relationships mentioned in this Item 7.5.

7.6 – Subordination, service provision or control relationships

Not applicable. Candidates for the members of the Fiscal Council do not have any of the relationships mentioned in this Item 7.6.

BRF S.A.

Annex V – Copy of the Company's Bylaws highlighting the proposed amendments, in accordance with article 12, item I, of CVM Resolution No. 81, of March 29, 2022.

BRF S.A.

Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240

SOCIAL STATUS

I. NAME, HEADQUARTERS, TERM AND CORPORATE PURPOSE

Article 1. BRF S.A. ("Company") is a publicly held company, which is governed by these Bylaws, by Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law") and by other applicable laws and regulations.

Paragraph 1 - With the Company's entry into the special listing segment called Novo Mercado, of B3 S.A. – *Brasil, Bolsa, Balcão* ("B3"), the Company, its shareholders, including controlling shareholders, managers and members of the Fiscal Council, when installed, are subject to the provisions of the Regulations of the

B3's Novo Mercado ("Novo Mercado Regulation").

Paragraph 2 - The provisions of the Novo Mercado Regulation shall prevail over the statutory provisions, in the event of prejudice to the rights of the recipients of the public offerings provided for in these Bylaws.

Article 2. The Company has its headquarters and jurisdiction in the City of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Bairro Fazenda, CEP 88.301-600, and

may establish branches, agencies, offices and other facilities anywhere in the national territory or abroad.

Article 3. The Company's main corporate purpose is the exercise of the following activities, in Brazil or abroad:

(i) the industrialization, commercialization, retail and wholesale, and exploitation of food in general, especially animal protein derivatives and food products that use the cold chain as support and distribution;

(ii) the industrialization and commercialization of animal feed, nutrients and feed supplements;

(iii) the provision of food services in general;

(iv) the industrialization, refining and marketing of vegetable oils, fats and dairy products;

(v) the exploration, conservation, storage, silage and marketing of grains, their derivatives and by-products;

(vi) the retail and wholesale marketing of consumer and production goods, including the sale of equipment and vehicles for the development of its logistics activity;

(vii) the export and import of production and consumer goods;

(viii) the provision of transport, logistics and distribution services for cargo and food in general;

(ix) participation in other societies, aiming at the broadest achievement of social purposes;

(x) participation in projects necessary for the operation of the Company's business;

(xi) industrialization, own or on demand, marketing, export and import of pharmochemical products derived from animal slaughter;

(xii)manufacture and marketing of organic chemicals derived from animal slaughter;

(xiii) manufacture, distribution and export of pharmaceutical inputs derived from animal slaughter;

(xiv) intermediation and agency of services and business in general, except real estate;

(xv) provision of administrative services to third parties; and

(xvi) provision of laboratory analysis and technical services to third parties.

Sole Paragraph - The Company may also carry out, by itself or through the hiring of third parties, activities to support the core activities listed in Article 3 above, such as:

(i) auxiliary administrative, technical or operational support activities aimed at creating conditions for the best exercise of its main activities;

(ii) cargo transportation in general;

(iii) storage and storage services of products and other related services;

(iv) activities of promotion and replenishment of its products in retail and in points of exhibition and sale to the final consumer, including the necessary support to customers that allows the packaging and visualization of the products;

(v) services of receipt and allocation of raw material to be used in production;

(vi) repair, maintenance and upkeep services of machinery and vehicles;

(vii)the promotion of activities, programs, technical assistance and promotion aimed at national agricultural development;

(viii) the industrialization, operation and commercialization of packaging of any kind;

(ix) the exploitation and rearing of animals in general;

(x) the trading of commodities in general;

(xi) research and development of production techniques and improvement of the Company's genetic matrices;

(xii)the activities of reforestation, extraction, industrialization and commercialization of wood;

(xiii) the sale of movable and immovable assets, including machinery, equipment and vehicles, of fixed assets, to meet the activities included in the Company's corporate purpose described in this article; and

(xiv) Fuel supply services for its own fleet or for third-party service providers, especially freight, transport, logistics and distribution.

Article 4. The duration of the Company is indefinite.

II. SHARE CAPITAL

Article 5. The Company's capital stock is ~~R$13,053,417,953.36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents)~~ R$13,653,417,953.36 (thirteen billion, six hundred and fifty-three

million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents), fully subscribed and paid-in divided into ~~1,082,473,246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six)~~ 1,682,473,246 (one billion, six hundred and eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered and without par value.

Paragraph 1 - The Company may not issue preferred shares or beneficial shares.

Paragraph 2 - The shares issued by the Company are indivisible and each common share entitles one vote to the resolutions of the Shareholders' Meetings.

Article 6. All shares issued by the Company are book-entry and, as resolved by the Board of Directors, held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission ("CVM"), on behalf of their holders.

Sole Paragraph. The cost of transfer and registration, as well as the cost of the service related to the book-entry shares, may be charged directly to the shareholder by the book-entry institution, as may be defined in the book-entry agreement.

Article 7. The Company is authorized to increase its capital stock, regardless of any amendment to the bylaws, until the number of shares into which the capital stock is divided becomes ~~1.825.000.000 (one billion eight hundred and twenty-five million)~~ 2,103,000,000 (two billion and one hundred and three million) common shares, by resolution of the Board of Directors.

Paragraph 1 - In the event provided for in the *caput* of this Article, it shall be incumbent upon the Board of Directors to set the issue price and the number of shares to be issued, as well as the term and conditions for payment.

Paragraph 2 - Within the limit of the authorized capital, the Board of Directors may also: (i) resolve on the issuance of subscription bonuses; (ii) in accordance with the plan approved by the Shareholders' Meeting, grant stock options, without the shareholders having preemptive rights in the granting of options or subscription of the respective shares; (iii) approve an increase in the capital stock through the capitalization of profits or reserves, with or without bonus shares; and (iv) resolve on the issuance of debentures convertible into shares.

Article 8. At the discretion of the Board of Directors or the Shareholders' Meeting, the preemptive rights of shareholders may be excluded or reduced in any issuance of shares, debentures convertible into shares and subscription bonuses, the placement of which is made through sale on the stock exchange, public subscription or exchange for shares in a public offer for the acquisition of control. as provided by law and these Bylaws.

Article 9. The shareholder's delay in the payment of the subscribed capital will result in the charging of interest of 1% (one percent) per month, *pro rata temporis,* monetary adjustment based on the variation of the General Market Price Index – IGP-M, published by the Getúlio Vargas Foundation – FGV, or another index that reflects the real loss of the currency's purchasing power in the period. at the discretion of the Company's Board of Directors, at the shortest legally applicable periodicity, and a fine of ten percent (10%) of the amount of the obligation, without prejudice to other applicable legal sanctions.

Article 10. By resolution of the Shareholders' Meeting, by virtue of a proposal by the Board of Directors, the Company's capital stock may be increased in accordance with the hypotheses provided for by law, provided that in cases of capitalization of profits or reserves, the issuance of new shares corresponding to the increase, among its shareholders, in proportion to the number of shares they hold, is optional.

III. GENERAL ASSEMBLY

Article 11. The Shareholders' Meeting, convened and installed in accordance with the law and these Bylaws, shall meet ordinarily within the first four (4) months after the end

of the fiscal year and, extraordinarily, whenever corporate interests and matters require resolution by the shareholders

Article 12. The Shareholders' Meeting shall be convened by the Board of Directors by resolution of the majority of its members or, in the cases provided for in these Bylaws and in the Sole Paragraph of Article 123 of the Brazilian Corporation Law.

Sole Paragraph - The Company shall make available, no later than the date of the first publication of the call notice, to all shareholders, the materials and documents necessary for the analysis of the matters contained in the Agenda, except in the cases in which the law or regulations in force require their availability within a longer period.

Article 13. The Shareholders' Meeting shall be convened, on first call, with the presence of shareholders representing at least twenty-five percent (25%) of the capital stock, except when the law requires a higher quorum; and, on second call, with any number of shareholders.

Paragraph 1 - The Extraordinary General Meeting whose purpose is to amend these Bylaws shall be convened, on first call, with the presence of shareholders representing at least 2/3 (two-thirds) of the capital stock but may be convened on second call with any number of attendees.

Paragraph 2 - Except for the exceptions provided for in the applicable regulations, the first call of the Shareholders' Meeting shall be made at least thirty (30) days in advance and the second call shall be made at least eight (8) days in advance.

Paragraph 3 - The work of the Shareholders' Meeting shall be chaired by the Chairman of the Board of Directors or, in his absence, by the Vice-Chairman. In the event of the absence or temporary impediment of the Chairman and Vice-Chairman of the Board of Directors, the General Meeting shall be chaired by a member of the Board of Directors specially appointed by the Chairman of the Board of Directors. The Chairman of the Board shall appoint one or more Secretaries to the General Assembly.

Article 14. The resolutions at the General Meeting, except for the exceptions provided for by law and in these Bylaws, shall be taken by an absolute majority of votes of those present, and blank votes shall not be counted.

Paragraph 1 - The Shareholders' Meeting may only deliberate on matters on the agenda contained in the respective call notice, except for the exceptions provided for in the Brazilian Corporation Law, and the inclusion of the item "other matters" or "general matters" or equivalent expressions in the agenda of the Shareholders' Meeting is prohibited.

Paragraph 2 - Minutes of the work and resolutions of the Shareholders' Meeting shall be drawn up, which shall be signed by the members of the Board of Directors and by the shareholders present, who make up at least the majority necessary for the resolutions taken.

Article 15. For the benefit of the work carried out at the Shareholders' Meetings, the shareholders or their representatives shall submit, at least five (5) days in advance, in addition to the identity document, as the case may be: (i) the instrument of power of attorney with notarization of the grantor's signature and/or the documents proving the powers of the shareholder's legal representative; and/or (ii) in relation to the shareholders participating in the fungible custody of book-entry shares, the statement containing the respective shareholding, issued by the financial institution responsible for the custody.

Paragraph 1 - Without prejudice to the provisions of the *caput* of this Article, the shareholder who attends the Shareholders' Meeting with the documents proving his or her status as a shareholder may participate and vote in the conclave.

Paragraph 2 – The Company shall adopt the principle of good faith in the supervision of the documentary regularity of the shareholder's representation.

Article 16. It is incumbent upon the General Assembly, in addition to the other duties provided for by law and in these Bylaws:

(i) assign share bonuses and decide on possible reverse splits and stock splits;

(ii) approve stock option or share option plans or stock grant plans to managers and employees or individuals who provide services to the Company, as well as to managers and employees or individuals who provide services to other companies that are directly or indirectly controlled by the Company;

(iii) to deliberate, in accordance with the proposal presented by the management, on the allocation of profit for the year and the distribution of dividends;

(iv) to resolve on the Company's delisting from the Novo Mercado;

(v) to set the remuneration of the Fiscal Council in accordance with the Law and these Bylaws;

(vi) to approve, under the terms of the Novo Mercado Regulations, the exemption from carrying out a Public Tender Offer in the event of delisting from the Novo Mercado; and

(vii) approve the execution of operations and business with related parties or the sale or contribution of assets, whenever, in any of these cases, the value of the operation or business corresponds to more than fifty percent (50%) of the value of the Company's total assets contained in its last balance sheet approved at the Shareholders' Meeting.

Article 17. The Shareholders' Meeting shall annually set the amount of the annual global compensation of the Company's managers, including benefits of any nature and representation fees, taking into account their responsibilities, the time dedicated to their functions, their competence and professional reputation and the value of their services

in the market, and the Board of Directors shall establish the criteria for apportioning the overall compensation among the managers.

Article 18. The General Meeting may suspend the exercise of the rights of the shareholder who fails to comply with a legal or statutory obligation, and the suspension shall cease as soon as the obligation is fulfilled.

Paragraph 1 - Shareholders representing at least five percent (5%) of the capital stock may call the Shareholders' Meeting mentioned in the *caput* of this Article when the Board of Directors does not respond, within eight (8) days, to the request for a call that they submit, indicating the obligation not complied with and identifying the defaulting shareholder.

Paragraph 2 – It shall be incumbent upon the Shareholders' Meeting that approves the suspension of the shareholder's rights to also establish, among other aspects, the scope and term of the suspension, subject to the prohibitions provided for by law.

Paragraph 3 - The suspension of rights shall cease as soon as the obligation is fulfilled, and the shareholder in question shall notify the Company of such compliance.

IV. ADMINISTRATION

Section I - Provisions Common to the Management Bodies

Article 19. The Company's Management is the responsibility of the Board of Directors and the Executive Board, with the respective powers conferred by law and by these Bylaws.

Paragraph 1 - The Company's managers are exempt from providing security for the exercise of their positions.

Paragraph 2 - The Company's managers shall be vested in their positions upon signing the term of office in the proper books, which shall include their subjection to the arbitration clause referred to in Article 46, and which shall include their consent to all manuals, codes, regulations and internal policies of the Company.

Paragraph 3 - The act performed by any manager of the Company that involves the Company in obligations related to business and operations unrelated to the corporate purpose is expressly prohibited and will be null and void, without prejudice to the civil or criminal liability, if applicable, to which the violator of this provision will be subject.

Paragraph 4 - The term of office of the Company's management shall extend until the investiture of their respective successors.

Section II - Board of Directors

Article 20. The Board of Directors is composed of at least ~~nine (9)~~ seven (7) and at most ~~eleven (11)~~ ten (10) sitting members, all elected and removed by the Shareholders' Meeting, with a unified term of office of two (2) years, with reelection permitted.

Paragraph 1 - Of the members of the Board of Directors, at least two (2) or twenty percent (20%), whichever is greater, shall be Independent Directors, in accordance with the criteria and rules set forth in the Novo Mercado Regulations.

Paragraph 2 - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fractional number, the Company shall proceed with the rounding to the next higher number.

Paragraph 3 - The characterization of the nominees to the Board of Directors as Independent Directors shall be resolved at the Shareholders' Meeting that elects them,

which may base its decision on: (i) the statement, forwarded by the nominee to the Board of Directors, attesting to their compliance with the independence criteria established in the Novo Mercado Regulations, including the respective justification, if any of the situations provided for in paragraph 2 of article 16 of the aforementioned Regulation occurs; and (ii) the statement of the Board of Directors, included in the management's proposal regarding the Shareholders' Meeting for the election of managers, as to whether or not the candidate meets the independence criteria.

Paragraph 4 - The procedure provided for in paragraph 3 above does not apply to nominations of candidates for members of the Board of Directors who do not meet the deadline for inclusion of candidates on the ballot paper, as provided for in the regulations issued by the CVM on remote voting.

Paragraph 5 - The Board of Directors shall annually evaluate and disclose who the Independent Directors are, as well as indicate and justify any circumstances that may compromise their independence.

Paragraph 6 - When the members of the Board of Directors are elected, the Shareholders' Meeting shall appoint a Chairman and a Vice-Chairman, who shall replace the former in his absences or impediments, as well as in the event of vacancy.

Paragraph 7 - Whenever the Shareholders' Meeting is convened to resolve on the election of the Board of Directors, the members of such body shall approve a proposal for a complete slate of candidates for the vacancies on the Board of Directors, including nominations for the positions of Chairman and Vice-Chairman of the Board of Directors, which shall be submitted for approval at the Shareholders' Meeting.

Paragraph 8 - If any shareholder wishes to nominate one or more candidates to compose the Board of Directors who are not part of the proposed slate as provided for in Paragraph 7 of this article, such shareholder shall notify the Company proposing another slate to run for the positions on the Company's Board of Directors, in writing and preferably with: at least five (5) days prior to the date set for the Shareholders' Meeting, informing the name, qualification and complete professional curriculum of the candidate(s), and the

Company shall provide for its immediate disclosure, by means of a Notice to Shareholders available in the electronic system on the CVM website on the World Wide Web. The Company will not accept the registration of any slate, nor the exercise of the right to vote in the election of the members of the Board of Directors, in circumstances that constitute a violation of the provisions of the applicable regulations.

Paragraph 9 – The presentation of more than one slate by the same shareholder is prohibited. However, the same person may be a member of two or more slates, including the one proposed under Paragraph 8 above.

Paragraph 10 - In the event that the Company receives a written request for the adoption of the multiple voting process, pursuant to Article 141, Paragraph 1 of the Brazilian Corporation Law, it shall disclose the receipt and content of such request, immediately, by means of a Notice to Shareholders made available in the electronic system on the CVM's website on the World Wide Web or in the manner defined by law or by the CVM.

Paragraph 11 - In the event that the election of the Board of Directors is carried out by multiple voting process, each member of the slates presented pursuant to this Article shall be considered a candidate for the position of director.

Paragraph 12 - Whenever the election has been held by multiple voting, the dismissal of any member of the Board of Directors by the Shareholders' Meeting shall result in the dismissal of the other members, and a new election shall be held.

Paragraph 13 - In the event of vacancy in the positions of sitting members of the Board of Directors, the remaining members shall appoint a substitute who shall hold the position until the next Shareholders' Meeting, at which time the Board shall elect a new member to complete the term of office. In the event of concomitant vacancies exceeding one third (1/3) of its members, the General Meeting shall be convened, within thirty (30) days of this event, for the election of substitutes, whose term of office shall coincide with that of the other directors.

Paragraph 14 – The members of the Board of Directors shall have an unblemished reputation, and those who, except as approved at the Shareholders' Meeting, may not be elected if they (i) hold positions in companies that may be considered competitors of the Company; or (ii) have or represent a conflicting interest with the Company. If, after the election of the member of the Board of Directors, any fact that constitutes an impediment to the exercise of the position of director, provided for in the Brazilian Corporation Law or in this paragraph, occurs, the member who is subject to the impediment is obliged to immediately submit his or her resignation to the Chairman of the Board of Directors

Subsection II.1 - Meetings and Substitutions

Article 21. The Board of Directors shall meet, ordinarily, at least eight (8) times a year and, extraordinarily, whenever convened by its Chairman or by the majority of its members, and minutes of these meetings shall be drawn up in its own book.

Paragraph 1 - The meeting of the Board of Directors shall be convened in writing, by letter, telegram, e-mail or other form that allows proof of receipt of the call by the addressee, and shall contain, in addition to the place, date and time of the meeting, the agenda.

Paragraph 2 - The meetings of the Board of Directors shall be convened at least five (5) business days in advance. On the same date as the call for the meeting, the materials and documents necessary for the consideration of the matters on the agenda of the Board of Directors' meeting shall be made available to the directors.

Paragraph 3 - Regardless of the convening formalities, the meeting attended by all members of the Board of Directors shall be considered regular.

Paragraph 4 - The meetings of the Board of Directors shall be convened, on first call, with the presence of at least two-thirds (2/3) of its members. On a second call, which shall be the subject of a new communication to the directors pursuant to Paragraph 1 of

this Article, sent immediately after the date designated for the first call, the meeting shall be held with the presence of a simple majority of the directors.

Paragraph 5 - If necessary, the Board of Directors may hold meetings or the directors may participate in the Board of Directors' meetings by telephone, videoconference, electronic resolution, or other means of communication that may ensure the effective participation and authenticity of their vote. In this circumstance, the director shall be deemed to be present at the meeting, and his vote shall be deemed valid for all legal purposes and incorporated into the minutes of said meeting.

Paragraph 6 - No member of the Board of Directors may have access to information, participate in deliberations and discussions of the Board of Directors or any management bodies, exercise the vote or, in any way, intervene in matters in which he/she is, directly or indirectly, in a situation of interest conflicting with the interests of the Company, under the terms of the Law.

Paragraph 7 - The resolutions of the Board of Directors shall be taken by majority vote of those present, and the Chairman of the Board of Directors shall have the casting vote in the event of a tie.

Paragraph 8 - The minutes of the meetings of the Board of Directors shall be clearly written and shall record the decisions taken, the persons present, the dissenting votes and the abstentions from voting.

Article 22. In the event of absence or temporary impediment, the directors may be represented at the meetings of the Board of Directors by another director appointed in writing, who, in addition to his or her own vote, shall express the vote of the absent or temporarily impeded director.

Paragraph 1 - In the event of the absence or temporary impediment of the Chairman of the Board, his functions shall be exercised, on a temporary basis, by the Vice-Chairman.

Paragraph 2 - In the event of the absence or temporary impediment of the Vice-Chairman, it shall be incumbent upon the Chairman to appoint, from among the other members of the Board of Directors, his substitute.

Subsection II.2 - Competence

Article 23. It is incumbent upon the Board of Directors, in addition to the other duties provided for in the legislation and in these Bylaws:

(i) to establish the general orientation of the Company's business, considering the impacts of the Company's activities on society and the environment, aiming at the Company's continuity and the creation of value in the long term;

(ii) define the Company's values and ethical principles and ensure the maintenance of the Company's transparency in its relationship with all stakeholders;

(iii) elect and dismiss the members of the Executive Board of the Company or its subsidiaries, directly or indirectly, and establish their duties, subject to the provisions of these Bylaws;

(iv) supervise the management of the members of the Executive Board, examine the Company's books and papers at any time, request information on contracts entered into or in the process of being entered into and any other acts;

(v) convene the General Meeting when it deems it appropriate and, in the cases, provided for by law;

(vi) to express its opinion on the Management report, the accounts of the Executive Board and the financial statements for each fiscal year;

(vii) distribute among the members of the Board of Directors and the Executive Board the annual global compensation established by the General Meeting and establish the criteria for profit sharing of employees and managers, in compliance with the provisions of these Bylaws;

(viii) authorize the incorporation and dissolution of companies directly or indirectly controlled by the Company;

(ix) appoint and dismiss the independent auditors appointed by the Audit and Integrity Committee;

(x) propose to the Shareholders' Meeting the issuance of new shares of the Company above the authorized capital limit;

(xi) except in the event that the Shareholders' Meeting is competent, pursuant to the regulations issued by the CVM, to resolve on (a) the acquisition of shares issued by the Company for maintenance in treasury or for use in plans approved by the Shareholders' Meeting; and (b) the eventual sale or cancellation of such shares;

(xii) to resolve on the issuance by the Company or its subsidiaries, directly or indirectly, of debentures not convertible into shares, *commercial paper* and other similar credit securities;

(xiii) resolve on the issuance by the Company of shares, subscription warrants and debentures convertible into shares, within the limit of the authorized capital, setting the amount, the conditions of payment and the respective subscription and premium prices, as well as whether the preemptive right will be granted to the shareholders or the term for their exercise will be reduced; as authorized by applicable law;

(xiv) to resolve on the preparation of the Company's half-yearly balance sheets or for shorter periods, as well as to declare interim dividends to the profit account ascertained in these balance sheets, or to the Retained Earnings or Profit Reserve Account existing in the last annual or half-yearly balance sheet, in the

manner provided for by law and/or the distribution of capital interest, as provided for in Law No. 9,249, of December 26, 1995, as amended;

(xv) approve the Company's dividend payment policy;

(xvi) to propose to the Ordinary General Meeting, subject to the limits established in Article 35, sole paragraph, of these Bylaws, the amounts to be paid as statutory participation of employees and managers in the profits of each fiscal year, as well as to define the criteria for the distribution of such amounts;

(xvii) authorize the practice of reasonable gratuitous acts by the Company, for the benefit of any person or entity, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xviii) to submit a proposal for approval at the Shareholders' Meeting of a stock option grant plan or share concession plan to its managers or employees, or to individuals who provide services to the Company, as well as to managers and employees or individuals who provide services to its subsidiaries, directly or indirectly, within the limit of the authorized capital; the Board of Directors is responsible for the administration of said plan, including the granting of options and concessions of shares within the scope of such plans;

(xix) authorize changes in the negotiability and issuance of American Depositary Receipts (ADRs) by the Company or its subsidiaries, directly and indirectly;

(xx) approve its bylaws, which shall provide, at least, for the following matters: (i) the duties of the Chairman of the Board of Directors; (ii) the rules for replacing the Chairman of the Board of Directors in his absence or vacancy; (iii) the measures to be adopted in situations of conflict of interest; (iv) the definition of a sufficient period of notice for the receipt of materials for discussion at the meetings, with adequate depth; and (v) the possibility of holding exclusive sessions with external directors during the meetings of the Board of Directors, without the presence of the members of the Executive Board and other guests;

(xxi) to set up technical or advisory committees, of a non-deliberative nature, to perform specific tasks or for generic activities of interest to the Company, under the terms and conditions defined by the Board of Directors. The committees may act, among others, in the following areas: (i) strategic and financial, (ii) corporate governance, conduct and ethics, and (iii) compensation of managers and executive development;

(xxii) monitor the fulfillment of the duties of the committees that may be created to advise the Board of Directors, approve their respective regulations and evaluate the opinions and reports issued by them, under the terms of the legislation in force and these Bylaws;

(xxiii) establish mechanisms for periodic evaluation of the performance of its members, with the objective of contributing to the improvement and effectiveness of the Company's governance, and may hire external experts for the evaluation process;

(xxiv) prepare and make public a reasoned opinion containing an opinion in favor of or against the acceptance of any and all corporate restructuring, capital increase and other operations that give rise to the change of control, within fifteen (15) days of the disclosure of all the conditions of the operation that results in the change of control, in which it will be stated whether such operation ensures fair and equitable treatment to the Company's shareholders;

(xxv) prepare and make public a preliminary reasoned opinion containing an opinion in favor of or against the acceptance of any and all tender offers that have as their object the shares or securities convertible or exchangeable for shares issued by the Company, within fifteen (15) days of the publication of the notice of the tender offer, or securities convertible into shares or exchangeable for shares issued by the Company, in which the following shall be stated: (a) on the convenience and opportunity of the tender offer for the acquisition of shares, or securities convertible into shares or exchangeable for shares issued by the Company, regarding the interest of the Company and all of its shareholders and in relation to the price and potential impacts on the Company. liquidity of the securities held by it; (b) regarding the strategic plans disclosed by the offeror in

relation to the Company; and (c) any alternatives to the acceptance of the tender offer for the acquisition of shares, or securities convertible into shares or exchangeable for shares issued by the Company, available in the market;

(xxvi) submit to the Shareholders' Meeting proposals for amendments to the Company's Bylaws, which relate to the Company's duration, corporate purpose, capital increases or reductions, issuance of securities and/or securities, exclusion of the preemptive right in the subscription of shares and/or other securities, dividends, capital interest, powers and duties of the Shareholders' Meeting, structure and duties of the Board of Directors and the Executive Board, and respective quorums for resolutions;

(xxvii) approve the Company's annual demobilization plan proposed by the Executive Board, as well as the acquisition, assignment, transfer, sale and/or encumbrance of real estate of the Company or of controlled or affiliated companies, directly or indirectly, which are not detailed in the Demobilization Plan already approved, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxviii) approve a proposal for spin-off, merger, merger in which the Company or subsidiaries and affiliated companies, directly or indirectly, are part of or of the Company itself, as well as its transformation or any other form of corporate restructuring;

(xxix) to resolve on the liquidation, dissolution, appointment of liquidators, bankruptcy or voluntary acts of judicial or extrajudicial reorganization of the Company or of controlled and affiliated companies, directly and indirectly, as well as financial reorganizations related thereto;

(xxx) approve the acquisition, assignment, transfer, sale and/or encumbrance of non-current assets (except real estate) of the Company or of directly or indirectly controlled or affiliated companies, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxi) authorize the granting of guarantees, real or fiduciary, commercial pledges, mortgages, sureties and sureties, as well as the contracting of surety bonds or letters of guarantee as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxii) authorize the Executive Board to offer products and movable and immovable assets of the Company or of subsidiaries or affiliated companies, directly or indirectly, as collateral to financial institutions when contracting financing or as collateral for lawsuits, whenever such acts result in obligations for the Company or for subsidiaries or affiliated companies, directly or indirectly as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxiii) approve the contracting with third parties of indebtedness operations of the Company or of subsidiaries or affiliated companies, directly or indirectly, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxiv) approve the Company's financial risk management policy, establishing the main conditions for contracting hedging operations (assets and liabilities), which must contain, at least, the following specifications: hedging objective, risk factors, eligible instruments, limits and scopes;

(xxxv) approve the issuance, acquisition, assignment, transfer, sale and/or encumbrance, in any capacity or form by the Company or by controlled or affiliated companies, directly or indirectly, of equity interests and/or any securities in any companies (including waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, subsidiaries or affiliates), as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxvi) approve and define, in advance, the acts to be performed by the Company's Executive Board at General Meetings and/or Partners' Meetings of subsidiaries, affiliates or investees, directly or indirectly, as shareholders and/or partners of such companies, as defined in the Company's Authority Policy, to be approved

by the Board of Directors or that involve reputational and strategic aspects for the Company;

(xxxvii) subject to the provisions of Article 16, item (vii) of these Bylaws, to approve the execution of operations and business of any nature with related parties, in accordance with the provisions of the Company's Policy on Transactions with Related Parties and Other Situations of Conflict of Interest, as approved by the Board of Directors;

(xxxviii) approve (i) the Code of Conduct; (ii) the Securities Trading Policy, and (iii) the Contributions and Donations Policy, which shall comply with the minimum requirements established by the Novo Mercado Regulation and the Brazilian Corporate Governance Code;

(xxxix) approve the integrated general annual and multi-year capital budgets (operating budgets, investment budgets and cash flow budgets) of the Company and its subsidiaries and affiliates, setting the investment policy and the business strategy. The integrated general annual budget shall always be adopted by the last day of the year preceding the calendar year to which it relates and shall cover the twelve months of the following financial year. At any time during the calendar year, the Company's budget shall cover a minimum period of six (6) months. The execution and implementation of the approved budget will be reviewed monthly at the ordinary meetings of the Board of Directors;

(xl) approve the execution of any contracts or agreements (except for contracting indebtedness) involving the normal course of activities of the Company or of controlled companies, directly or indirectly, including, but not limited to, contracts for the provision of services, consulting or supply, as defined in the Company's Authority Policy, to be approved by the Board of Directors, as well as approving the termination of the contract or the execution of addendums to the contracts already signed that entail a new obligation of equal value;

(xli) approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar involving patents, production processes and/or technology, copyrights, domain names, trademarks registered or deposited in

the name of the Company or any company controlled or affiliated by it, directly or indirectly, as defined in the Company's Authority Policy, to be approved by the Board of Directors, except: (a) if carried out between the Company and wholly controlled companies, except in cases of sale and/or definitive assignment, which must be approved by the Board of Directors; and (b) to authorize the use of trademarks by controlled or affiliated companies.

Section III - The Executive Board

Article 24. The Executive Board, whose members are elected and removed at any time by the Board of Directors, shall be composed of at least two (2) and at most fifteen (15) members, elected for a period of two (2) years, with the possibility of renewal, being one (1) Global Chief Executive Officer and one (1) Chief Financial and Investor Relations Officer and the other Vice President Officers with designation and functions to be proposed to the Board of Directors by the Officer Global President, pursuant to Article 26 below, all professionals who meet the parameters indicated in Paragraphs 2 and 3 below.

Paragraph 1 - The positions of Chairman of the Board of Directors and Global Chief Executive Officer may not be held by the same person.

Paragraph 2 - The election of the Executive Board shall be carried out by the Board of Directors, which may choose from among the candidates pre-selected by the Global Chief Executive Officer. To this end, the Global Chief Executive Officer shall send to the Board of Directors a copy of the curriculum vitae of the nominated candidate, together with the terms of his or her employment and all other information necessary to prove the qualification set forth in Paragraph 3 of this Article. If the Board of Directors does not approve the nominations submitted, new names shall be appointed by the Global Chief Executive Officer until they are approved by the Board of Directors.

Paragraph 3 - The Executive Board shall be composed exclusively of professionals who have proven academic and practical training, acquired in courses and in the exercise of activities compatible with the functions for which they are being appointed.

Subsection III.1 - Competence

Article 25. The Executive Board is responsible for:

(i) authorize the opening, closure or change of address of branches, agencies, warehouses, offices or any other establishments of the Company, in the country or abroad;

(ii) submit, annually, to the Board of Directors, the Management Report and the accounts of the Executive Board, together with the report of the independent auditors, as well as the proposal for the allocation of the profits calculated in the previous year;

(iii) prepare and propose to the Board of Directors annual and multiannual budgets, strategic plans, expansion projects and investment programmes;

(iv) approve corporate rules that govern the other areas of approval and responsibilities for the management acts necessary to conduct the Company's activities, defining the limits of competence for the various decision-making processes, according to the Company's hierarchical levels and always observing the rules established in the Authority Policy approved by the Board of Directors;

(v) decide, at the request of the Global Chief Executive Officer, on any matter that does not fall within the exclusive competence of the General Meeting or the Board of Directors;

(vi) subject to the provisions of Article 16, item (vii) of these Bylaws, to approve the execution of certain operations and business with Related Parties, in accordance with the provisions of the Company's Policy on Transactions with Related Parties and Other Situations of Conflicts of Interest;

(vii) prepare the draft for subsequent submission to the Board of Directors (i) of the Code of Conduct; (ii) the Risk Management Policy, (iii) the Securities Trading Policy, (iv) the Related Party Transaction Policy, and (v) the Contributions and Donations Policy, which must comply with the minimum requirements established by the Novo Mercado Regulation and the Brazilian Corporate Governance Code.

Article 26. In addition to other duties set forth in these Bylaws, it is incumbent upon, for example:

(i) To the Global Chief Executive Officer:

a. convene and preside over the meetings of the Executive Board;

b. represent the Executive Board at the meetings of the Board of Directors;

c. submit to the Board of Directors for deliberation the proposals of the Executive Board regarding the Company's annual and multi-year budgets, strategic plans, expansion projects and investment programs;

d. supervise and guide the conduct of financial, social and sustainability business and the activities of the other Executive Officers;

e. present to the Board of Directors the financial statements, annual and multi-annual budgets, and investments, financial planning and cash flow; and

f. to propose to the Board of Directors positions of Officers, with or without specific designation, and the respective holders for the performance of specific functions that it deems necessary.

(ii) To the Chief Financial and Investor Relations Officer:

a. prepare, together with the other members of the Executive Board and under the coordination of the Global Chief Executive Officer, the budgets to be submitted for approval by the Board of Directors and be responsible for controlling the execution of these budgets, especially with regard to the control of cash flow;

b. guide the execution of the economic and financial policy, supervising the economic and financial activities, in accordance with the determinations of the Board of Directors; and

c. organize and coordinate the information system necessary for its operations, as well as supervise all the Company's controllership activities.

d. represent the Company before the CVM and other capital market entities and financial institutions, as well as regulatory bodies and stock exchanges, domestic and foreign, in which the Company has securities listed, in addition to enforcing the regulatory rules applicable to the Company with regard to the records kept with the CVM and with the regulatory bodies and stock exchanges on which the Company has securities listed and administering the investor relations; and

e. monitor the Company's shareholders' compliance with the obligations set forth in Chapter VIII of these Bylaws and report to the Shareholders' Meeting and/or the Board of Directors, when requested, its conclusions, reports and diligences.

(iii) To the other Vice-Chief Executive Officers, whose designation shall be given by the Board of Directors at the suggestion of the Global Chief Executive Officer:

a. guide, coordinate and supervise the specific activities under its responsibility; and

b. carry out specific duties assigned to them by decision of the Global Chief Executive Officer.

Subsection III.2 – Company Representation

Article 27. The Executive Board, within the limits established by Law and by these Bylaws, is vested with general management powers, which enable the practice of all acts necessary for the regular operation of the Company, with a view to achieving its corporate objectives.

Article 28. The active and passive representation of the Company, in or out of court, as well as the practice of all legal acts, will be responsible for:

(i) any two (2) members of the Board of Executive Directors jointly;

(ii) any member of the Executive Board, together with an attorney-in-fact with specific powers; or

(iii) two prosecutors with specific powers, always acting together.

Paragraph 1 - The Company may be represented by only one Officer or one attorney-in-fact with specific powers in the practice of the following acts:

(i) representation of the Company in Shareholders' Meetings and meetings of shareholders of companies in which it participates;

(ii) representation of the Company in court; or

(iii) practice of acts of simple administrative routine, including before public agencies, mixed-capital companies, boards of trade, Labor Courts, INSS, FGTS and their collection banks, and others of the same nature.

Paragraph 2 - Acts for which these Bylaws require prior authorization from the Board of Directors shall only be valid once this requirement is fulfilled.

Paragraph 3 - The Executive Board, through two of its members and by means of competent instruments, may appoint representatives with specific powers to act on behalf of the Company, with a term of office for a fixed term to be established on a case-by-case basis, except for judicial mandates, which may be granted for an indefinite period. In any case, the limitations and restrictions mentioned in this Article and those established by the Board of Directors shall be respected.

Subsection III.3 – Board Meetings

Article 29. The Executive Board shall hold meetings whenever necessary, and minutes of these meetings shall be drawn up in its own book.

Paragraph 1 - The resolutions of the Executive Board shall be taken by majority vote, and the Global Chief Executive Officer, or his substitute, shall have the casting vote.

Paragraph 2 - The minimum quorum for the installation of the meetings of the Executive Board is 2/3 (two-thirds) of its members.

Paragraph 3 - If necessary, the holding of meetings or the participation of the members of the Executive Board in the meetings of said body by telephone, videoconference, electronic deliberation, or other means of communication that may ensure the effective participation and authenticity of their vote is permitted. In this case, the member of the Board of Executive Directors shall be deemed to be present at the meeting, and his/her vote shall be considered valid for all legal purposes and shall be incorporated into the minutes of said meeting.

Paragraph 4 - In the event of absences or temporary impediments, the members of the Executive Board shall replace each other, as indicated by the Global Chief Executive Officer. In the event of a vacancy, the Board of Directors, within thirty (30) days, (i) shall appoint who shall (a) fill the vacancy, whose term of office shall coincide with that of the other members of the Executive Board or (b) cumulate the respective function or (ii) shall resolve on the non-filling, temporary or permanent, of the position left vacant, provided

that this position is not the position of Global Chief Executive Officer, Chief Financial Officer or Investor Relations Officer.

V. FISCAL COUNCIL

Article 30. The Company will have a permanent Fiscal Council, composed of three (3) sitting members and an equal number of alternates, elected by the Shareholders' Meeting, who will hold their positions until the first Ordinary Shareholders' Meeting to be held after their election, and their reelection is permitted, with the attributions, competence and remuneration provided for by Law.

Paragraph 1 - The election of the members of the Fiscal Council shall be held by majority resolution, and the three (3) candidates, and their respective alternates, who receive the highest number of votes at the Shareholders' Meeting, shall be elected, pursuant to the provisions of article 161 of the Brazilian Corporation Law. If there is a Controlling Shareholder, minority shareholders are ensured, provided that they jointly represent ten percent (10%) or more of the shares issued by the Company, the right to elect, in a separate vote, one (1) member and respective alternate member of the Company's Fiscal Council.

Paragraph 2 - The members of the Fiscal Council shall be vested in their positions upon signing the term of office in the proper book, which shall contain their agreement to all manuals, codes, regulations and internal policies of the Company, and their subjection to the arbitration clause referred to in Article 46.

Paragraph 3 - The Fiscal Council shall meet periodically, in accordance with its Internal Regulations, and the minutes of these meetings shall be drawn up in its own book.

Paragraph 4 - The Fiscal Council shall elect its Chairman at the first meeting after its election and shall operate in accordance with the Internal Regulations approved by the Fiscal Council itself.

Article 31. For the full exercise of the functions of the Fiscal Council, the requirements set forth in the applicable legislation, the provisions of these Bylaws and the Internal Regulations of the Fiscal Council must be observed.

Paragraph 1 - The same obligations and prohibitions imposed by the Law and by these Bylaws on the Company's managers shall apply to the members of the Fiscal Council.

Paragraph 2 - In the event of the absence or vacancy of the position of effective member of the Fiscal Council, the respective alternate shall take his or her place. In the event of a vacancy in the position of a sitting member and his/her respective alternate, the General Meeting shall be convened to elect a member for the position.

Paragraph 3 - Subject to the requirements and obligations contained in these Bylaws, as well as in other applicable legal provisions, the members of the Company's Fiscal Council may be elected by the Board of Directors to also be members of the Audit and Integrity Committee.

VI. AUDIT AND INTEGRITY COMMITTEE

Article 32. The Company will have a permanent Audit and Integrity Committee, composed of at least three (3) and at most five (5) members, most of whom are independent members and at least one (1) of its members are not members of the Board of Directors, subject to the requirements set forth in the applicable regulations, especially CVM Instruction No. 509/11. At least one of the independent members of the Board of Directors shall be appointed to the Audit and Integrity Committee. None of the members of the Audit and Integrity Committee may belong to the Executive Board.

Article 33. The members of the Audit and Integrity Committee shall be appointed by the Board of Directors for a term of two (2) years and shall hold office for a maximum of ten (10) years and may be dismissed at any time. In the case of a member of the Committee

who is also a member of the Board of Directors, the term of office will end concurrently with the term of office of director

Paragraph 1 - The exercise of the activities of the members of the Audit and Integrity Committee shall comply with the rules set forth in Brazilian law, especially CVM Instruction 509/11, and in the United States, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission (SEC).

Paragraph 2 - At least one of the members of the Audit and Integrity Committee must have proven knowledge in the areas of corporate accounting, auditing and finance, which characterizes him/her as a financial specialist. The same member of the Audit and Integrity Committee may accumulate the characteristics of financial expert and independent director.

Paragraph 3 - The Audit and Integrity Committee shall have the following duties: 1) to give an opinion on the hiring and dismissal of the independent external auditor to conduct an independent external audit or for any other service; 2) supervise the activities: (a) of the independent auditors, in order to assess their independence, the quality and adequacy of the services provided to the Company's needs; (b) the Company's internal controls area; (c) the Company's internal audit area; and (d) the area of preparation of the Company's financial statements; 3) monitor the quality and integrity: (a) of internal control mechanisms; (b) the Company's quarterly information, interim statements and financial statements; and (c) information and measurements disclosed on the basis of adjusted accounting data and non-accounting data that add elements not anticipated in the structure of the usual reporting of the financial statements; 4) evaluate and monitor the Company's risk exposures, and may also require detailed information on policies and procedures related to: (a) management compensation; (b) the use of the Company's assets; and (c) expenses incurred on behalf of the Company; 5) evaluate and monitor, together with the management and the internal audit area, the adequacy of the transactions with related parties carried out by the Company and their respective disclosures; 6) evaluate, monitor and recommend to management the correction or improvement of the Company's internal policies, including the Policy on Transactions between Related Parties; 7*) evaluate the* Company's compliance practices and propose improvements; 8) evaluate and discuss the annual work plan of the independent external

auditor and submit it to the Board of Directors for consideration; and 9) prepare a summary annual report, to be presented together with the financial statements, containing a description of: (a) its activities, the results and conclusions achieved and the recommendations made; and (b) any situations in which there is a significant divergence between the Company's management, the independent external auditors and the Audit and Integrity Committee in relation to the Company's financial statements.

Paragraph 4 - The Audit and Integrity Committee shall be an advisory body directly linked to the Board of Directors.

Paragraph 5 - On the occasion of the election of the members of the Audit and Integrity Committee, the Board of Directors shall appoint the person who shall exercise the function of Coordinator of the body.

Paragraph 6 - The Audit and Integrity Committee shall meet at least every two (2) months, and whenever necessary, so that the Company's accounting information shall always be assessed by it before its disclosure.

Paragraph 7 - The internal regulations of the Audit and Integrity Committee shall be approved by the Board of Directors and shall describe in detail its functions, as well as its operating procedures. The internal regulations of the Audit and Integrity Committee shall also define the functions and activities of the Coordinator of the body.

Paragraph 8 - **The Audit and Integrity Committee shall have the means to receive, retain and respond to complaints, including confidential ones, internal and external to the Company, in relation to non-compliance with legal and normative provisions applicable to** the Company (including accounting, internal controls and auditing matters), as well as internal regulations and codes, including the provision of specific procedures for the protection of the provider and the company. Confidentiality of information.

Paragraph 9 - The Board of Directors shall define the compensation of the members of the Audit and Integrity Committee. The Audit and Integrity Committee shall have operational autonomy and budgetary allocation, on an annual or project-by-project basis, to conduct or determine the conduct of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts, remunerate such experts and pay the ordinary administrative expenses of the Audit and Integrity Committee.

Paragraph 10 - The meetings of the Audit and Integrity Committee shall be recorded in minutes, and decisions/recommendations shall be made with favorable votes of 2/3 of its members.

Paragraph 11 - The coordinator of the Audit and Integrity Committee, accompanied by other members when necessary or convenient, shall: (i) meet with the Board of Directors and the Fiscal Council; and (ii) attend the Ordinary General Meeting and, when necessary, the Extraordinary General Meetings of the Company.

Paragraph 12 - The members of the Audit and Integrity Committee shall have the same fiduciary duties and responsibilities applicable to the Company's managers, pursuant to the Brazilian Corporation Law.

VII. FISCAL YEAR AND RESULTS

Article 34. The fiscal year coincides with the calendar year, and, at the end of the fiscal year, the Company shall prepare the financial statements provided for in the Brazilian Corporation Law for publication and consideration by the Shareholders' Meeting.

Article 35. From the result of each fiscal year, any accumulated losses and the provision for Income Tax will be deducted before any participation.

Sole Paragraph - After the deductions referred to in this Article have been made, the Shareholders' Meeting may assign to the employees and managers, successively and in that order:

(i) the statutory participation of the Company's employees up to the maximum limit of ten percent (10%) of the remaining profits; and

(ii) the statutory participation of the managers, up to the legal maximum limit.

Article 36. After deducting the shares mentioned in Article 35 above, the net income for the year will be successively allocated as follows:

(i) 5% (five percent) for the constitution of a Legal Reserve until it reaches 20% (twenty percent) of the Capital Stock;

(ii) twenty-five percent (25%) as a mandatory minimum dividend, adjusted in accordance with Article 202 of the Brazilian Corporation Law, to be attributed to all of the Company's shares;

(iii) 20% (twenty percent) for the constitution of reserves for capital increase, up to the limit of 20% (twenty percent) of the Capital Stock;

(iv) up to fifty percent (50%) to constitute the expansion reserve, until it reaches eighty percent (80%) of the Capital Stock, for the purpose of ensuring investments in permanent assets, or increases in working capital, including through amortization of the Company's debts, regardless of profit withholdings linked to the capital budget, and its balance may be used: (i) to absorb losses, whenever necessary; (ii) the distribution of dividends, at any time; (iii) in the redemption, redemption or purchase of shares, authorized by Law; and (iv) incorporation into the Capital Stock, including through bonuses on new shares.

Article 37. Except for the resolutions of the Shareholders' Meeting to the contrary, the payment of dividends and interest on shareholders' equity shall be effective within sixty (60) days from the date of the respective resolution.

Paragraph 1 - By resolution of the Board of Directors, pursuant to Article 23 above, the Company may draw up half-yearly balance sheets or balance sheets related to shorter periods, as well as declare dividends and/or interest on shareholders' equity on account of profits ascertained in these balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet. in the manner provided for by law.

Paragraph 2 – Interim dividends and interest on equity declared in each fiscal year may be imputed to the mandatory dividend of the fiscal year's results.

Article 38. Dividends not received or claimed shall lapse within three (3) years from the date on which they were made available to the shareholder and shall revert to the Company.

VIII. THE SALE OF SHAREHOLDER CONTROL, THE CANCELLATION OF THE REGISTRATION AS A PUBLICLY HELD COMPANY AND THE DELISTING FROM THE NOVO MERCADO

Article 39. The sale of control of the Company, directly or indirectly, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of control undertakes to carry out a public tender offer ("Tender Offer") with the object of the shares issued by the Company held by the other shareholders, observing the conditions and deadlines set forth in the legislation and regulations in force and in the Novo Mercado Regulation, in order to ensure equal treatment to that given to the seller.

Paragraph 1 - For the purposes of these Bylaws, control and its related terms are understood to be the power effectively used by the shareholder to direct the corporate

activities and guide the operation of the company's bodies, directly or indirectly, in fact or in law, regardless of the shareholding interest held.

Paragraph 2 - In the event of an indirect sale of control, the acquirer shall disclose the amount attributed to the Company for the purposes of setting the price of the Tender Offer, as well as disclose the justified statement of such amount.

Paragraph 3 - The Tender Offer shall comply with the conditions and deadlines set forth in the legislation and regulations in force and the Novo Mercado Regulations.

Article 40. After a sale of control of the Company and the subsequent execution of a Tender Offer, the acquirer of control, when necessary, shall take the appropriate measures to restore the minimum percentage of outstanding shares provided for in the Novo Mercado Regulations, within eighteen (18) months following the acquisition of the controlling power.

Article 41. The Company's delisting from the Novo Mercado, whether by voluntary, compulsory act or due to corporate reorganization, must comply with the rules contained in the Novo Mercado Regulations.

Article 42. Without prejudice to the provisions of the Novo Mercado Regulations, the voluntary delisting from the Novo Mercado must be preceded by a tender offer that complies with the procedures set forth in the regulations issued by the CVM on Tender Offers for cancellation of registration as a publicly-held company and the following requirements: (i) the price offered must be fair, and it is possible to request a new valuation of the Company in the manner established in the Brazilian Corporation Law; and (ii) shareholders holding more than 1/3 of the outstanding shares must accept the Tender Offer or expressly agree to delist from the Novo Mercado without the sale of the shares.

Sole Paragraph. The voluntary delisting from the Novo Mercado may occur regardless of the execution of the Tender Offer mentioned in this Article, in the event of a waiver

approved by the Shareholders' Meeting, subject to the rules and conditions of the Novo Mercado Regulations.

Article 43.Without prejudice to the provisions of the Novo Mercado Regulations, the compulsory delisting from the Novo Mercado shall be preceded by a Tender Offer that complies with the procedures set forth in the regulations issued by the CVM on public offers for the acquisition of shares for cancellation of registration as a publicly-held company and the requirements established in the *caput* of Article 42.

Sole Paragraph. In the event that the percentage of acquisition of shares that authorize the delisting from the Novo Mercado is not reached, after the Tender Offer provided for in the *caput, the* shares issued by the Company will still be traded for a period of six (6) months on the Novo Mercado, counted from the date of the Tender Offer auction, without prejudice to the application of any sanctions by B3.

Article 44. The formulation of a single Tender Offer is permitted, aiming at more than one of the purposes set forth in this Chapter VIII, in the Novo Mercado Regulations, in the corporate legislation or in the regulations issued by the CVM, provided that it is possible to make the procedures of all types of Tender Offer compatible and there is no prejudice to the recipients of the offer and the authorization of the CVM is obtained when required by the applicable legislation.

Article 45. The shareholders responsible for carrying out the Tender Offer provided for in this Chapter VIII, in the Novo Mercado Listing Regulations or in the regulations issued by the CVM may ensure its execution through any shareholder or third party.

Sole Paragraph – The Company or the shareholder, as the case may be, are not exempt from the obligation to carry out the Tender Offer that is their responsibility until it is concluded in compliance with the applicable rules.

IX. THE ARBITRAL AWARD

Article 46. The Company, its shareholders, managers and members of the Fiscal Council undertake to resolve, through arbitration, in the Market Arbitration Chamber, in accordance with its rules, any and all disputes that may arise between them, related to or arising from their status as issuer, shareholder, manager or member of the Fiscal Council, as the case may be. and, in particular, the application, validity, effectiveness, interpretation, violation and their effects, resulting from the provisions contained in Law No. 6,385/1976, the Brazilian Corporation Law, the rules issued by the National Monetary Council, the Central Bank of Brazil or the CVM, as well as other rules applicable to the operation of the capital market in general and those contained in the Novo Mercado Regulation, of the other regulations of B3 and of the Novo Mercado participation agreement, as well as of the Arbitration Rules of the Market Arbitration Chamber, to be conducted in accordance with the latter Rules.

X. THE LIQUIDATION OF THE COMPANY

Article 47. The Company will enter into liquidation in the cases determined by law, and the Shareholders' Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during this period, in compliance with the legal formalities.

XI. GENERAL PROVISIONS

Article 48. The Company shall comply with the shareholders' agreements filed at the headquarters, and the members of the board of directors of the shareholders' meeting or of the meetings of the Board of Directors are expressly prohibited from accepting the explanation of vote of any shareholder, signatory of a shareholders' agreement duly filed at the headquarters, or of a member of the Board of Directors elected by the signatories of such agreement, that is issued in disagreement with what has been agreed in said agreement, and the Company is also expressly prohibited from accepting and proceeding with the transfer of shares and/or the encumbrance and/or assignment of preemptive rights to the subscription of shares and/or other securities that do not comply

with what is provided for and regulated in the shareholders' agreement filed at the company's headquarters.

Annex VI – Comparative table of the proposed amendment to the Company's Bylaws with an indication of the justification for the changes and the analysis of their legal and economic effects, in accordance with article 12, item II, of CVM Resolution No. 81, of March 29, 2022.

Current	Proposal	Justification and Analysis of Effects
Article 3. The Company's main corporate purpose is the exercise of the following activities, in Brazil or abroad: (...) (xiv) intermediation and agency of services and business in general, except real estate; and (xv) provision of administrative services to third parties.	**Article 3.** The Company's main corporate purpose is the exercise of the following activities, in Brazil or abroad: (...) (xiv) intermediation and agency of services and business in general, except real estate;~~ and~~ (xv) provision of administrative services to third parties; and (xvi) provision of laboratory and technical analysis services to third parties.	The amendment to the Bylaws aims to include the activity of providing laboratory and technical analysis services to third parties among those included in the Company's corporate purpose. The proposed amendment will not produce legal effects, considering that the activities that are proposed to be included in the description of the corporate purpose are related to those already carried out by the Company. Therefore, the proposed insertion will not result in a change in the line of business to which the Company is engaged or in the business risk to which its shareholders are exposed and, consequently, will not imply an effective change in BRF's corporate purpose, pursuant to article 137 c/c 136, item VI, of the Brazilian Corporations Law. The proposed change will produce economic effects, in view of the expectation that the performance of the activity that is intended to be included in the description of the corporate purpose will result in an increase in the Company's revenues.
Article 5. The Company's capital stock is R$13,053,417,953.36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents), fully subscribed and paid-in, divided into 1,082,473,246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares. all nominative and without nominal value. Paragraph 1 - The Company may not issue preferred shares or beneficial shares.	**Article 5.** The Company's capital stock is ~~R$13,053,417,953.36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents)~~ R$13,653,417,953.36 (thirteen billion, six hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents), fully subscribed and paid in. divided into ~~1,082,473,246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six)~~ 1,682,473,246 (one billion, six hundred and eighty-two million,	The amendment to the Bylaws aims to update the share capital and the number of common shares into which it is divided, in view of the capital increase approved by the Board of Directors, in meetings held on 07.03.2023 and 07.13.2023, resulting from the public offering of primary distribution of common shares. The proposed amendment will not produce legal or economic effects, as it is intended only to reflect in the Bylaws the changes that occurred in the value of the capital stock and

Paragraph 2 - The shares issued by the Company are indivisible and each common share entitles one vote to the resolutions of the Shareholders' Meetings.	four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered and without par value. Paragraph 1 - The Company may not issue preferred shares or beneficial shares. Paragraph 2 - The shares issued by the Company are indivisible and each common share entitles one vote to the resolutions of the Shareholders' Meetings.	in the number of common shares into which it is divided after the public offering of primary distribution of common shares, approved by the Company's Board of Directors. pursuant to Article 7, *caput*, of the Bylaws.
Article 7. The Company is authorized to increase its capital stock, regardless of any amendment to the bylaws, until the number of shares into which the capital stock is divided becomes 1,825,000,000 (one billion, eight hundred and twenty-five million) common shares, by resolution of the Board of Directors.	**Article 7.** The Company is authorized to increase its capital stock, regardless of any amendment to the bylaws, until the number of shares into which the capital stock is divided becomes ~~1,825,000,000 (one billion, eight hundred and twenty-five million)~~ 2,103,000,000 (two billion and one hundred and three million) common shares, by resolution of the Board of Directors.	Amendment of the provision to register the increase in the limit of the authorization for capital increase regardless of statutory reform from 1,825,000,000 (one billion, eight hundred and twenty-five million) common shares to 2,103,000,000 (two billion and one hundred and three million) common shares. The purpose of the proposed amendment is to allow the Board of Directors, if it deems this to be the best option for the Company, to approve any capital increases more quickly, speeding up fundraising and allowing the best use of market opportunities, with a view to executing the Company's business plan. The proposed change does not have immediate economic effects for shareholders.
Article 20. The Board of Directors is made up of a minimum of 9 (nine) and a maximum of 11 (eleven) effective members, all elected and removable by the General Meeting, with a unified term of office of 2 (two) years, re-election being permitted.	**Article 20.** The Board of Directors is made up of at least 7 (seven) ~~9 (nine)~~ and at most 10 (ten) ~~11 (eleven)~~ full members, all elected and dismissed by the General Meeting, with a unified term of office of 2 (two) years, re-election being permitted.	The proposed amendment, by reducing the minimum and maximum number of members of the Board of Directors, aims to simplify the Company's governance structure and reduce costs, without, on the other hand, causing significant changes to the functioning of the Board of Directors. The proposed change will not produce immediate economic effects for the shareholders, but may result in cost savings for the Company, due to the potential reduction in the number of members that must make up the Board of Directors. The proposed change should also have no legal effects, since the potential reduction in the number of members of the

		Board of Directors should not significantly alter the functioning of the body.

Annex VII – Information on the incorporation of VIP S.A. Empreendimentos e Participações Imobiliárias, in accordance with article 22 of CVM Resolution No. 81, of March 29, 2022.

In compliance with the provisions of article 22 of CVM Resolution No. 81/2022, BRF S.A. ("BRF" or "Company") makes available to its shareholders the following information on the proposed incorporation of VIP S.A. Empreendimentos e Participações Imobiliárias ("VIP" or "Incorporated") by BRF ("Incorporation"), to be resolved at the Ordinary and Extraordinary General Meeting called for March 28, 2024 ("OEGM").

1. Protocol and justification of the operation, in accordance with Art. 224 and 225 of Law No. 6,404 of 1976

The Protocol and Justification of the Incorporation ("Protocol"), signed by the Company's management and VIP, constitutes Annex VIII to BRF's Management's Proposal for the OEGM and is available to shareholders at the Company's headquarters and on the websites https://ri.brf-global.com/, www.b3.com.br and www.gov.br/cvm.

2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights, or the transfer of shares issued by companies subsisting or resulting from the operation, filed at the company's headquarters or to which the controlling shareholder of the company is a party

Not applicable.

3. Description of the operation, including:

a. Terms & Conditions

The Incorporation will result in the extinction of VIP, which will be universally succeeded by the Company, in all its rights and obligations, pursuant to article 227 of Law No. 6,404/1976 ("Brazilian Corporate Law").

The Incorporation was approved by the Company's Board of Directors at the meeting held in 26 February 2024 and is subject to (i) the approval of BRF's shareholders at the

OEGM held on March 28, 2024; and (iii) the formalization of BRF's approval at VIP's shareholders' meeting, as the sole shareholder of the Incorporated, which is expected to occur on the same date as the OEGM held by BRF that resolves on the Incorporation.

BRF is VIP's sole shareholder. In view of this, the implementation of the Incorporation will not result in a capital increase or issuance of new shares by the Company. Likewise, the Incorporation will not entail the need for any change in the Company's Bylaws.

b. Obligations to indemnify:

i. The directors of any of the companies involved

Not applicable.

ii. If the transaction does not materialize

Not applicable.

c. Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting from the transaction before and after the transaction

Not applicable.

d. Possible need for approval by debenture holders or other creditors

Not applicable.

e. Assets and liabilities that will form each portion of the equity in the event of a spin-off

Not applicable.

f. Intention of the resulting companies to obtain registration as a securities issuer

Not applicable.

4. Plans for conducting corporate business, notably regarding specific corporate events that are intended to be promoted

The Incorporation will not entail any change in the conduct of BRF's business and activities, especially considering that BRF is the sole shareholder of the Incorporated.

5. Analysis of the following aspects of the operation:

a. Description of the main expected benefits, including:

i. Synergies

ii. Tax benefits

iii. Strategic advantages

The Incorporation aims to bring operational, administrative, financial and economic benefits to the Company, consisting of the rationalization and simplification of the structure and management of the economic group in which BRF and VIP are inserted and, consequently, in the reduction of combined expenses and operating expenses of the Parties.

b. Costs

It is estimated that the costs for carrying out the Incorporation will be approximately R$ 37,440.00, including expenses with publications, evaluators, legal advisors, and other professionals hired for advice.

c. Risk factors

The Incorporation will not result in the exposure of the Company or its shareholders to risks additional to those to which they are already exposed, described in the Company's Reference Form, given that the Company holds all the shares representing the capital of the Incorporated.

d. In the case of a related party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded

There are no alternatives to achieve the same goals pursued with the Incorporation.

e. Substitution ratio

Not applicable. The Company is the sole shareholder of the Incorporated, so that the Incorporation will not entail the issuance of new shares of the Company or the establishment of substitution relationships of the shares issued by the Incorporated for shares to be issued by the Company.

f. In transactions involving parent companies, subsidiaries, or companies under common control

i. Share substitution ratio calculated in accordance with article 264 of Law No. 6,404 of 1976

According to the decision issued by the Board of the Brazilian Securities and Exchange Commission (CVM) in the context of CVM Administrative Proceeding No. 19957.011351/2017-21, the obligation provided for in article 264 of Law No. 6,404/1976 is not applicable in cases of incorporations of a wholly owned subsidiary by a publicly held parent company.

Thus, it will not be necessary to comply with the procedures set forth in article 264 of the Brazilian Corporations Law, given that BRF is the sole shareholder of the Incorporated, so that the Incorporation will not result in the issuance of new shares of the Incorporated or the establishment of substitution ratios of the shares issued by the Incorporated by shares to be issued by the Company.

ii. Detailed description of the negotiation process of the substitution relationship and other terms and conditions of the transaction

Not applicable.

iii. If the transaction has been preceded, in the last twelve (12) months, by an acquisition of control or acquisition of a controlling interest:

- **Comparative analysis of the substitution ratio and the price paid in the acquisition of control**
- **Reasons for possible differences in valuation in different transactions**

Not applicable.

iv. Justification of why the substitution ratio is commutative, with a description of the procedures and criteria adopted to ensure the commutativity of the operation or, if the substitution ratio is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable.

6. Copy of the minutes of all meetings of the board of directors, fiscal council and special committees in which the transaction was discussed, including any dissenting votes

The minutes of the meetings of the Company's Board of Directors and Fiscal Council, in which the Incorporation was analyzed, are available to shareholders at the Company's headquarters and on the websites https://ri.brf-global.com/, www.b3.com.br and www.gov.br/cvm.

7. Copy of studies, presentations, reports, opinions, opinions or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction

The appraisal report of the Incorporated's shareholders' equity, on the base date of December 31, 2023, according to the accounting equity criterion ("Appraisal Report"), prepared by Grant Thornton Auditores Independentes Ltda. ("Appraisal Company"), is an annex to the Protocol and is available to shareholders at the Company's headquarters and on the websites https://ri.brf-global.com/, www.b3.com.br and www.gov.br/cvm.

8. Identification of possible conflicts of interest between the financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the transaction

As stated in the Protocol, the Appraisal Company has declared (i) that there is no current or potential conflict or commonality of interest with the shareholders and partners of the Company and Incorporated, or with respect to the Incorporation; and (ii) the shareholders, partners or managers of the Company and Incorporated have not directed, limited, hindered or performed any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their conclusions.

9. Draft articles of association or amendments to the articles of association of companies resulting from the operation

Not applicable.

10. Financial statements used for the purposes of the operation, in accordance with the specific standard

Not applicable, pursuant to article 16, *caput*, of CVM Resolution No. 78/2022, since the Incorporation will not result in dilution of the Company's shareholders.

11. Pro forma financial statements prepared for the purposes of the operation, in accordance with the specific standard

Not applicable, pursuant to article 16, paragraph 3, of CVM Resolution No. 78/2022, since the Incorporation is not considered relevant by the criteria established by the accounting standards, guidelines, and interpretations regarding *pro forma* financial information.

12. Document containing information on the companies directly involved that are not publicly held companies, including:

a. Risk factors, according to items 4.1 to 4.3 of the reference form

The description of the risk factors contained in the Company's Reference Form already includes the risk factors applicable to VIP, since BRF is the sole shareholder of the Incorporated.

b. Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in risk exposure because of the transaction

The Incorporation will not result in a change in risk exposure, since BRF is the sole shareholder of VIP.

c. Description of its activities, in accordance with items 1.2 to 1.5 of the reference form

Under the terms of article 3 of its Bylaws, VIP has as its corporate purpose the purchase and sale of its own real estate.

d. Description of the economic group, in accordance with item 6 of the reference form

VIP is part of BRF's economic group, which is the sole shareholder of the Incorporated.

e. Description of the share capital, pursuant to item 12.1 of the reference form

The capital stock of VIP, on the date of the Appraisal Report, is R$ 1,310,825.22 (one million, three hundred and ten thousand, eight hundred and twenty-five reais and twenty-two cents), divided into 14,984 (fourteen thousand nine hundred and eighty-four) registered common shares, with a par value of R$ 87.48 (eighty-seven reais and fourty-

eight cents) each. which are all owned by the Company. Thus, the Incorporation will not result in a capital increase or issuance of new shares by the Company.

13. Description of the capital structure and control after the transaction, pursuant to item 6 of the reference form

Not applicable. The Incorporation will not result in any change in BRF's capital structure and control since there will be no issuance of new shares by the Company.

14. Number, class, type and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to such companies, as defined by the rules dealing with public offerings for the acquisition of shares

Not applicable.

15. Exposure of any of the companies involved in the transaction, or of persons related to them, as defined by the rules that deal with public offerings for the acquisition of shares, in derivatives referenced to securities issued by the other companies involved in the transaction

Not applicable.

16. Report covering all transactions carried out in the last six (6) months by the persons indicated below with securities issued by the companies involved in the transaction:

a. Companies involved in the transaction

i. Private Purchasing Transactions

- **The average price**
- **Number of actions involved**
- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

Not applicable.

ii. Private Sale Transactions

- **The average price**
- **Number of actions involved**
- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

Not applicable.

iii. Purchase transactions on regulated markets

- **The average price**
- **Number of actions involved**
- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

In the last six months, up to the date of approval of the Financial Statements for the year ended December 31, 2023, 7,584,700 registered common shares with no par value issued by the Company ("Common Shares") were repurchased, 100% of which are Common Shares, with an average cost of R$12.62, totaling R$95,752 thousand. **iv. Sales operations on regulated markets**

- **The average price**
- **Number of actions involved**
- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

Not applicable.

b. Parties related to companies involved in the transaction

i. Private Purchasing Transactions

- **The average price**
- **Number of actions involved**
- **Securities involved**

- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

Not applicable.

ii. Private Sale Transactions

- **The average price**
- **Number of actions involved**
- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

Not applicable.

iii. Purchase transactions on regulated markets

- **The average price**
- **Number of actions involved**
- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

In the last six months, up to the date of approval of the Financial Statements for the year ended December 31, 2023, 7,584,700 registered common shares with no par value issued by the Company ("Common Shares") were repurchased, 100% of which are Common Shares, with an average cost of R$12.62, totaling R$95,752 thousand.**iv. Sales operations on regulated markets**

- **The average price**
- **Number of actions involved**
- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

Not applicable since there were no sales transactions.

17. Document by means of which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction has been negotiated pursuant to CVM Guidance Opinion No. 35, of 2008.

Not applicable.

Annex VIII – Protocol and Justification for the Incorporation of VIP S.A. Empreendimentos e Participações Imobiliárias by the Company.

PROTOCOL AND JUSTIFICATION FOR THE INCORPORATION OF THE VIP S.A. EMPREENDIMENTOS E PARTICIPAÇÕES IMOBILIÁRIAS PELA BRF S.A.

By this instrument, the companies qualified below, by their respective managers:

a) **BRF S.A.,** a publicly held company, registered with the Board of Trade of the State of Santa Catarina - JUCESC under NIRE 42.300.034.240 and registered with the CNPJ under No. 01.838.727/0001-27, headquartered at Rua Jorge Tzachel, nº 475, Itajaí/SC, CEP 88.301-600, hereby represented under the terms of its Bylaws ("BRF" or "Company");

b) **VIP S.A. EMPREENDIMENTOS E PARTICIPAÇÕES IMOBILIÁRIAS,** a privately held company, registered with the Board of Trade of the State of Santa Catarina - JUCESC under NIRE 42.300.037.265 and registered with the CNPJ under No. 91.399.972/0001-56, headquartered at Rua Jorge Tzachel, nº 475, Fazenda, Itajaí/SC, CEP 88.301-600, hereby represented under the terms of its Bylaws ("VIP" or "Incorporated") (together with BRF, the "Parties").

RESOLVE, as provided for in articles 223, 224, 225 and 227 of Law No. 6,404/1976 ("Brazilian Corporations Law") and in articles 1,116 to 1,118 of Law No. 10,406/2002 ("Civil Code") and in compliance with the applicable rules of CVM Resolution No. 78/2022, issued by the Brazilian Securities and Exchange Commission ("CVM" and "CVM Resolution 78"), to enter into this Protocol and Justification for the Incorporation of VIP by BRF ("Protocol"), in order to regulate the terms and conditions applicable to the Transaction (as defined below).

I JUSTIFICATION AND INTEREST OF THE PARTIES IN CARRYING OUT THE TRANSACTION

1.1. The purpose of this Protocol is to establish the basis for the proposed incorporation of VIP by BRF ("Transaction") to be submitted to the shareholders of the Parties for deliberation, subject to the provisions of this Protocol.

1.2. The Company and the Incorporated are companies belonging to the same economic group, and VIP has BRF as its sole shareholder.

1.3. The Transaction is justified and is in the interest of the Parties to the extent that it will bring operational, administrative, financial and economic benefits, consisting of the rationalization and simplification of the structure and management of the economic group in which the Parties are inserted and, consequently, in the reduction of combined operating expenses and expenses of the Parties.

1.4. According to the decision issued by the Board of the Brazilian Securities and Exchange Commission (CVM) in the context of CVM Administrative Proceeding No. 19957.011351/2017-21, the obligation provided for in article 264 of Law No. 6,404/1976 is not applicable in cases of incorporations of a wholly owned subsidiary by a publicly held parent company. Thus, it will not be necessary to comply with the procedures set forth in Article 264 of the Brazilian Corporation Law and in CVM Guidance Opinion No. 35, of September 1, 2008, given that BRF is the sole shareholder of the Incorporated, so that the Transaction will not result in the issuance of new shares of the Incorporated or the establishment of replacement ratios of the shares issued by the Incorporated by shares to be issued by the Company. In addition, pursuant to Article 16 of CVM Resolution 78, the provisions of Chapter III of CVM Resolution 78 do not apply to the Transaction, since the Transaction will not result in dilution of the interest of the Company's shareholders.

II COMPOSITION OF THE CAPITAL STOCK OF THE INCORPORATED

2.1. VIP is a wholly-owned subsidiary of BRF, whose capital stock in December 31, 2023 ("Base Date") is R$ 1,310,825.22 (one million, three hundred and ten thousand, eight hundred and twenty-five reais and twenty-two cents), divided into 14,984 (fourteen

thousand nine hundred and eighty-four) registered common shares, with a par value of R$ 87.48 (eighty-seven reais and forty-eight cents) each, which are all owned by the Company.

III EFFECTS ON THE SHARE CAPITAL OF THE PARTIES

3.1. As mentioned in Clause 2.1, BRF holds all the shares representing VIP's capital stock. In view of this, the implementation of the Transaction will not result in a capital increase or the issuance of new shares by BRF. Consequently, the Transaction will also not entail the need for any change in the Company's Bylaws.

3.2. The Incorporated, in turn, will be extinguished because of the Transaction and all its assets, rights and obligations will be absorbed by BRF, which will succeed the Incorporated in a universal manner, in accordance with the provisions of article 227 of the Brazilian Corporation Law.

IV EMBEDDED ASSESSMENT AND BASE DATE

4.1. VIP's shareholders' equity was evaluated by the accounting equity criterion on the Base Date, in accordance with the appraisal report contained in Annex A to this Protocol ("Appraisal Report"). The Appraisal Report was prepared by Grant Thornton Auditores Independentes Ltda. registered with the CNPJ under No. 10.830.108/0001-65 and with the CRC/SP under No. 2SP-025.583/O-1, headquartered at Avenida Engenheiro Luiz Carlos Berrini, nº 105, São Paulo/SP, represented by Mr. Octavio Zampirollo Neto, accountant, registered with the CRC/SP under No. 1SP-289.095/O-3 ("Appraisal Company").

4.2. According to the Appraisal Report, on the Base Date, VIP's shareholders' equity was valued at R$ 1.379.467,91

4.3. The equity variations calculated from the Base Date until the date on which the Transaction is carried out will be accounted for by the Incorporated and reflected in the Company because of the application of the equity method. With the implementation of the Transaction, such equity variations will be absorbed by the Company.

4.4. The Valuation Company has declared (i) that there is no actual or potential conflict or common interest with the shareholders and partners of the Parties, or in relation to the Transaction; and (ii) the shareholders, partners or managers of the Parties have not directed, limited, hindered or performed any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their conclusions.

IV FINAL PROVISIONS

5.1. The right of withdrawal provided for in Articles 137 and 264, § 3, of the Brazilian Corporations Law will not apply to the Transaction, given that the Company is the sole shareholder of the Incorporated.

5.2. Once the Transaction is approved by the shareholders of the Parties, it will be incumbent upon BRF's management, as provided for in Article 227, paragraph 3, of the Brazilian Corporation Law, to file and publish all acts related to the Transaction and to make the necessary registrations with the competent federal, state and municipal offices.

5.3. This Protocol and the other documents mentioned herein will be made available to shareholders in due course at BRF's headquarters and in the *Sites* (http://ri.brf-global.com), CVM (www.gov.br/cvm) and B3 S.A. – *Brasil, Bolsa, Balcão* (www.b3.com.br).

5.4. The Parties and witnesses enter into this Protocol by electronic means, through the use of a digital certificate made available by ICP-Brasil, so that their signatures by such means are binding, effective and confer authenticity, integrity and legal validity to this Protocol, making it an extrajudicial enforceable title for all legal purposes, pursuant to Article 10, Paragraph 1 of Provisional Measure No. 2,200-2, of August 24, 2001.

And, because they are fair and contracted, they sign this Protocol in 1 (one) digital copy, together with 2 (two) witnesses identified below.

São Paulo, 27 de fevereiro de 2024.

BRF S.A.

VIP S.A. EMPREENDIMENTOS E PARTICIPAÇÕES IMOBILIÁRIAS

Testemunhas:

1) Mayara C. Bezerra

Nome: Mayara Cristina Bezerra

CPF: 423.577.858-70

2) Victória O. Chassot

Nome: VICTÓRIA OETINGER CHASSOT

CPF: 459.155.028-14

(Página de assinaturas do PROTOCOLO E JUSTIFICATIVA DE INCORPORAÇÃO DA VIP S.A. EMPREENDIMENTOS E PARTICIPAÇÕES IMOBILIÁRIAS PELA BRF S.A.)

ANNEX A OF THE PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF VIP S.A. EMPREENDIMENTOS E PARTICIPAÇÕES IMOBILIÁRIAS BY BRF S.A.

APPRAISAL REPORT OF VIP S.A. EMPREENDIMENTOS E PARTICIPAÇÕES IMOBILIÁRIAS

(Document follows on next page)

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VIP S.A. Empreendimentos e Participações Imobiliárias.

Laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis nº 242LH-041-PB

Em 31 de dezembro de 2023

Grant Thornton

Índice

Laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis

Grant Thornton Auditores Independentes Ltda.

Av. Eng. Luiz Carlos Berrini, 105 - 12ª andar Itaim Bibi, São Paulo (SP) Brasil

T +55 11 3886-5100

Aos Administradores e Cotistas
VIP S.A. Empreendimentos e Participações Imobiliárias
São Paulo – SP

Dados da organização contábil

Grant Thornton Auditores Independentes Ltda., sociedade estabelecida na Cidade de São Paulo, na Avenida Engenheiro Luiz Carlos Berrini, nº 105, 12º andar, inscrita no Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda sob o nº 10.830.108/0001-65, registrada no Conselho Regional de Contabilidade do Estado de São Paulo sob o nº CRC 2SP-025.583/O-1, representada pelo seu sócio infra-assinado, Sr. Octavio Zampirollo Neto, contador, portador do RG nº 23.053.978-6, inscrito no CPF sob o nº 214.130.628-06 e no Conselho Regional de Contabilidade do Estado de São Paulo sob o nº CRC 1SP-289.095/O-3, residente e domiciliado na Cidade de São Paulo, Estado de São Paulo, com escritório no mesmo endereço da representada, nomeado pela administração da VIP S.A. Empreendimentos e Participações Imobiliárias. (Empresa) para proceder à avaliação do patrimônio líquido contábil da Empresa em 31 de dezembro de 2023, de acordo com as práticas contábeis brasileiras, apresenta a seguir o resultado de seus trabalhos.

Objetivo da avaliação

A avaliação do patrimônio líquido contábil em 31 de dezembro de 2023 da VIP S.A. Empreendimentos e Participações Imobiliárias tem por objetivo o processo de incorporação por sua acionista controladora (BRF S.A.).

Responsabilidade da administração sobre o balanço patrimonial

A administração da Empresa é responsável pela escrituração dos livros e elaboração de informações contábeis de acordo com as práticas contábeis brasileiras, assim como pelos controles internos relevantes que ela determinou como necessários para permitir a elaboração de tais informações contábeis livres de distorção relevante, independentemente se causada por fraude ou erro. O resumo das principais práticas contábeis adotadas pela Empresa está descrito no Anexo II do laudo de avaliação.

Alcance dos trabalhos e responsabilidade do auditor

Nossa responsabilidade é a de expressar uma conclusão sobre o valor contábil do patrimônio líquido da Empresa em 31 de dezembro de 2023 com base nos trabalhos conduzidos de acordo com o Comunicado Técnico CTG 2002, aprovado pelo Conselho Federal de Contabilidade (CFC), que prevê a aplicação de procedimentos de exame no balanço patrimonial para emissão de laudo de avaliação. Assim, efetuamos o exame do referido balanço patrimonial da Empresa de acordo com as normas contábeis aplicáveis, que requerem o cumprimento de exigências éticas pelo contador e que o trabalho seja planejado e executado com o objetivo de obter segurança razoável de que o patrimônio líquido contábil apurado para a elaboração de nosso laudo de avaliação está livre de distorção relevante.

A emissão de laudo de avaliação envolve a execução de procedimentos selecionados para obtenção de evidência a respeito dos valores contabilizados. Os procedimentos selecionados dependem do julgamento do auditor, incluindo a avaliação dos riscos de distorção relevante no patrimônio líquido, independentemente se causada por fraude ou erro. Nessa avaliação de riscos, o contador considera os controles internos relevantes para a elaboração do balanço patrimonial da Empresa para planejar os procedimentos que são apropriados nas circunstâncias, mas não para fins de expressar uma opinião sobre a efetividade desses controles internos da Empresa. O trabalho inclui, também, a avaliação da adequação das políticas contábeis utilizadas e a razoabilidade das estimativas contábeis feitas pela administração. Acreditamos que a evidência obtida é suficiente e apropriada para fundamentar nossa conclusão.

Conclusão

Com base nos trabalhos efetuados, concluímos que o valor de R$ 1.379.467,91 (um milhão, trezentos e setenta e nove mil, quatrocentos e sessenta e sete reais e noventa e um centavos), conforme balanço patrimonial em 31 de dezembro de 2023, registrado nos livros contábeis e resumido no Anexo I, representa, em todos os aspectos relevantes, o patrimônio líquido contábil da VIP S.A. Empreendimentos e Participações Imobiliárias, avaliado de acordo com as práticas contábeis brasileiras.

São Paulo, 26 de fevereiro de 2024

Grant Thornton Auditores Independentes Ltda.
CRC 2SP-025.583/O-1

Octavio Zampirollo Neto
Contador CRC 1SP-289.095/O-3

Anexo I - Balanço Patrimonial da VIP S.A. Empreendimentos e Participações Imobiliárias em 31 de dezembro de 2023

ATIVO	31.12.23
CIRCULANTE	
Caixa e equivalentes de caixa	1.396.375,88
NAO CIRCULANTE	
Investimentos	5,57
TOTAL DO ATIVO	1.396.381,45

PASSIVO	31.12.23
CIRCULANTE	
Obrigações tributárias	3.480,73
Dividendos a pagar	13.432,81
Total do passivo circulante	16.913,54
PATRIMONIO LIQUIDO	
Capital social	1.310.825,22
Reservas de lucro	68.642,69
Total do patrimônio liquido	1.379.467,91
TOTAL DO PASSIVO E PATRIMÔNIO LÍQUIDO	1.396.381,45

1. Contexto operacional

A VIP S.A. Empreendimentos e Participações Imobiliárias ("Companhia"), subsidiária integral da BRF S.A., tem por objeto principal a comercialização de imóveis próprios.

2. Base de Elaboração e Políticas Contábeis Materiais

Os saldos constantes no laudo de acervo líquido foram elaborados e estão sendo apresentadas de acordo com as práticas contábeis brasileiras considerando o custo histórico como base de valor e ajustadas para refletir o valor justo, quando aplicável.

Os valores estão expressos em Reais (R$).

O referido laudo tem por objetivo o processo de incorporação da VIP S.A. Empreendimentos e Participações Imobiliárias por sua acionista controladora BRF S.A.

As políticas contábeis materiais estão descritas abaixo:

Caixa e Equivalentes de Caixa

Compreende os saldos de caixa, bancos e aplicações financeiras de liquidez imediata em títulos cujos vencimentos, quando de sua aquisição, eram iguais ou inferiores a 90 dias, prontamente conversíveis em um montante conhecido de caixa e que estão sujeitos a um risco insignificante de mudança de valor. As aplicações financeiras classificadas nesse grupo, por sua própria natureza, estão mensuradas a valor justo por meio do resultado.

Os saldos estão demonstrados abaixo:

	31.12.23
Caixa e bancos	
Conta corrente	**20.877,80**
Equivalentes de caixa	
Certificado de depósito bancário	**1.375.498,08**
	1.396.375,88

Tributos sobre o Lucro

Compreende o imposto de renda ("IRPJ") e a contribuição social sobre o lucro ("CSLL"), que são calculados trimestralmente com base no Lucro Presumido, aplicando-se a essa base a alíquota de 15% acrescida do adicional de 10% para o IRPJ e 9% para a CSLL.

Dividendos a pagar

A proposta de distribuição de dividendos efetuada pela Administração da Companhia que estiver dentro da parcela equivalente ao dividendo mínimo obrigatório é registrada como passivo circulante, por ser considerada uma obrigação legal prevista no estatuto social.

Patrimônio Líquido

A Companhia possui Capital social no valor de R$1.310.825,22, o qual é detido pela BRF S.A.

A destinação do resultado do exercício segue o disposto na Lei 6.404/1976, sendo 25% destinado para dividendos mínimos obrigatórios, 5% para constituição de reserva de legal, até que os limites máximos sejam atingidos e, o lucro remanescente tem sua destinação deliberada anualmente na Assembleia Geral Ordinária, sendo os valores mantidos em conta de Reserva de Lucros até que a destinação ocorra.

Annex IX – Information on the incorporation of PSA Laboratório Veterinário Ltda., in accordance with article 22 of CVM Resolution No. 81, of March 29, 2022.

BRF S.A.

In compliance with the provisions of article 22 of CVM Resolution No. 81/2022, BRF S.A. ("BRF" or "Company") makes available to its shareholders the following information on the proposed incorporation of PSA Laboratório Veterinário Ltda. ("PSA" or "Incorporated") by BRF ("Incorporation"), to be resolved at the Ordinary and Extraordinary General Meeting called for March 28, 2024 ("OEGM").

1. Protocol and justification of the operation, in accordance with Art. 224 and 225 of Law No. 6,404 of 1976

The Protocol and Justification for the Incorporation, signed by the Company's and PSA's management ("Protocol") constitutes Annex X to BRF's Management's Proposal for the OEGM and is available to shareholders at the Company's headquarters and on the websites https://ri.brf-global.com/, www.b3.com.br and www.gov.br/cvm.

2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by companies subsisting or resulting from the operation, filed at the company's headquarters or to which the controlling shareholder of the company is a party

Not applicable.

3. Description of the operation, including:

a. Terms & Conditions

The Incorporation will result in the extinction of PSA, which will be succeeded universally by the Company, in all its rights and obligations, pursuant to article 227 of Law No. 6,404/1976 ("Brazilian Corporate Law").

The Incorporation was approved by the Company's Board of Directors at the meeting held in February 26, 2024 and is subject to (i) the approval of BRF's shareholders at the OEGM called for March 28, 2024; and (iii) the formalization of the approval at PSA's shareholders' meeting, which is expected to occur on the same date as BRF's OEGM that resolves on the Incorporation.

PSA's sole shareholders are BRF, holder of 5,563,849 shares, and VIP S.A. Empreendimentos e Participações Imobiliárias ("VIP"), holder of 1 share. BRF is VIP's sole shareholder. In view of this, the implementation of the Incorporation will not result in a capital increase or issuance of new shares by the Company. Likewise, the Incorporation will not entail the need for any change in the Company's Bylaws.

b. Obligations to indemnify:

i. The directors of any of the companies involved

Not applicable.

ii. If the transaction does not materialize

Not applicable.

c. Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting from the transaction before and after the transaction

Not applicable.

d. Possible need for approval by debenture holders or other creditors

Not applicable.

and. Assets and liabilities that will form each portion of the equity in the event of a spin-off

Not applicable.

f. Intention of the resulting companies to obtain registration as a security issuer

Not applicable.

4. Plans for conducting corporate business, notably regarding specific corporate events that are intended to be promoted

The Incorporation will not entail any change in the conduct of BRF's business and activities, especially considering that BRF is, directly and indirectly, the holder of all the shares representing the capital of the Incorporated.

5. Analysis of the following aspects of the operation:

the. Description of the main expected benefits, including:

i. Synergies

ii. Tax benefits

iii. Strategic advantages

The Incorporation aims to bring operational, administrative, financial and economic benefits to the Company, consisting of the rationalization and simplification of the structure and management of the economic group in which BRF and PSA are inserted and, consequently, the reduction of combined expenses and operating expenses of the Parties.

b. Costs

It is estimated that the costs for carrying out the Incorporation will be approximately R$ 37,440.00, including expenses with publications, evaluators, legal advisors, and other professionals hired for advice.

c. Risk factors

The Incorporation will not result in the exposure of the Company or its shareholders to risks additional to those to which they are already exposed, described in the Company's Reference Form, given that the Company holds, directly and indirectly, all the shares representing the capital of the Incorporated.

d. In the case of a related party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded

There are no alternatives to achieve the same goals pursued with the Incorporation.

e. Substitution ratio

Not applicable. The Company is, directly and indirectly, the holder of all the shares representing the capital of the Incorporated, so that the Incorporation will not result in the

issuance of new shares of the Company or the establishment of relations to replace the shares representing the capital of the Incorporated by shares to be issued by the Company.

f. In transactions involving parent companies, subsidiaries, or companies under common control

i. Share substitution ratio calculated in accordance with article 264 of Law No. 6,404 of 1976

According to the decision issued by the Board of the Brazilian Securities and Exchange Commission (CVM) in the context of CVM Administrative Proceeding No. 19957.011351/2017-21, the obligation provided for in article 264 of Law No. 6,404/1976 is not applicable in cases of incorporations of a wholly owned subsidiary by a publicly held parent company.

Thus, it will not be necessary to comply with the procedures set forth in article 264 of the Brazilian Corporations Law, considering that BRF is, directly and indirectly, the holder of all the shares representing the capital of the Incorporated, so that the Transaction will not result in the issuance of new shares of the Incorporated or the establishment of relations to replace the shares issued by the Incorporated by shares to be issued by the Company.

ii. Detailed description of the negotiation process of the substitution relationship and other terms and conditions of the transaction

Not applicable.

iii. If the transaction has been preceded, in the last twelve (12) months, by an acquisition of control or acquisition of a controlling interest:

- **Comparative analysis of the substitution ratio and the price paid in the acquisition of control**
- **Reasons for possible differences in valuation in different transactions**

Not applicable.

iv. Justification of why the substitution ratio is commutative, with a description of the procedures and criteria adopted to ensure the commutativity of the operation or, if the substitution ratio is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable.

6. Copy of the minutes of all meetings of the board of directors, fiscal council and special committees in which the transaction was discussed, including any dissenting votes

The minutes of the meetings of the Board of Directors and the Fiscal Council of the Company, in which the Incorporation was analyzed, are available to shareholders at the Company's headquarters and on the websites https://ri.brf-global.com/, www.b3.com.br and www.gov.br/cvm.

7. Copy of studies, presentations, reports, opinions, opinions or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction

The appraisal report of the Incorporated's shareholders' equity, on the base date of December 31, 2023, according to the accounting equity criterion ("Appraisal Report"), prepared by Grant Thornton Auditores Independentes Ltda. ("Appraisal Company"), is an annex to the Protocol and is available to shareholders at the Company's headquarters and on the websites https://ri.brf-global.com/, www.b3.com.br and www.gov.br/cvm.

8. Identification of possible conflicts of interest between the financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the transaction

As stated in the Protocol, the Appraisal Company has declared (i) that there is no current or potential conflict or commonality of interest with the shareholders and partners of the Company and Incorporated, or with respect to the Incorporation; and (ii) the shareholders, partners or managers of the Company and Incorporated have not directed, limited, hindered or performed any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their conclusions.

9. Draft articles of association or amendments to the articles of association of companies resulting from the operation

Not applicable.

10. Financial statements used for the purposes of the operation, in accordance with the specific standard

Not applicable, pursuant to article 16, *caput*, of CVM Resolution No. 78/2022, since the Incorporation will not result in dilution of the Company's shareholders.

11. Pro forma financial statements prepared for the purposes of the operation, in accordance with the specific standard

Not applicable, pursuant to article 16, paragraph 3, of CVM Resolution No. 78/2022, since the Incorporation is not considered relevant by the criteria established by the accounting standards, guidelines, and interpretations regarding *pro forma* financial information.

12. Document containing information on the companies directly involved that are not publicly held companies, including:

a. Risk factors, according to items 4.1 to 4.3 of the reference form

The description of the risk factors contained in the Company's Reference Form already includes the risk factors applicable to PSA, since BRF is, directly and indirectly, the holder of all the shares representing the capital of the Incorporated.

b. Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in risk exposure as a result of the transaction

The Incorporation will not result in a change in risk exposure, since BRF is, directly and indirectly, the holder of all the shares representing the capital of the Incorporated.

c. Description of its activities, in accordance with items 1.2 to 1.5 of the reference form

Under the terms of Clause 4 of its Articles of Incorporation, PSA's corporate purpose is (a) the management and sale of its own assets, (b) participation in other companies, national or foreign, as a partner, shareholder or quota holder; and (c) veterinary activities, including the pathological laboratory diagnosis of animals and the pathological clinical diagnosis of animals.

d. Description of the economic group, in accordance with item 6 of the reference form

PSA is part of BRF's economic group, which is, directly and indirectly, the holder of all the shares representing the capital of the Incorporated.

and. Description of the share capital, pursuant to item 12.1 of the reference form

PSA's capital stock, on the date of the Appraisal Report, is R$ 5,563,850.00 (five million, five hundred and sixty-three thousand, eight hundred and fifty thousand reais), divided into 5,563,850.00 (five million, five hundred and sixty-three thousand, eight hundred and fifty) shares, with a nominal value of R$ 1.00 (one real) each, of which 5,563,849 (five million, five hundred and sixty-three thousand, eight hundred and forty-nine) shares held by the Company and one (1) share held by VIP, which, in turn, is a wholly-owned subsidiary of BRF. Thus, the Incorporation will not result in a capital increase or issuance of new shares by the Company.

13. Description of the capital structure and control after the transaction, pursuant to item 6 of the reference form

Not applicable. The Incorporation will not result in any change in BRF's capital structure and control since there will be no issuance of new shares by the Company.

14. Number, class, type and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons related to such companies, as defined by the rules dealing with public offerings for the acquisition of shares

Not applicable.

15. Exposure of any of the companies involved in the transaction, or of persons related to them, as defined by the rules that deal with public offerings for the acquisition of shares, in derivatives referenced to securities issued by the other companies involved in the transaction

Not applicable.

16. Report covering all transactions carried out in the last six (6) months by the persons indicated below with securities issued by the companies involved in the transaction:

a. Companies involved in the transaction

i. Private Purchasing Transactions

- **The average price**
- **Number of actions involved**
- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

Not applicable.

ii. Private Sale Transactions

- **The average price**
- **Number of actions involved**
- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

Not applicable.

iii. Purchase transactions on regulated markets

- **The average price**
- **Number of actions involved**
- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

In the last six months, up to the date of approval of the Financial Statements for the year ended December 31, 2023, 7,584,700 registered common shares with no par value issued by the Company ("Common Shares") were repurchased, 100% of which are Common Shares, with an average cost of R$12.62, totaling R$95,752 thousand.

iv. Sales operations on regulated markets

- **The average price**
- **Number of actions involved**

- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

Not applicable.

b. Parties related to companies involved in the transaction

i. Private Purchasing Transactions

- **The average price**
- **Number of actions involved**
- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

Not applicable.

ii. Private Sale Transactions

- **The average price**
- **Number of actions involved**
- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

Not applicable.

iii. Purchase transactions on regulated markets

- **The average price**
- **Number of actions involved**
- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

Since October 2023, when it began to be reported by BRF as its controlling shareholder, Marfrig Global Foods S.A. has purchased registered common shares with no par value issued by the Company ("Common Shares") and American Depositary Receipts traded on the New York Stock Exchange ("ADR"), and the ADRs have been converted into Common Shares. Therefore, the only security currently held are Common Shares. The average cost of acquisitions of Common Shares was R$12.75560 and the average cost

of ADR acquisitions was $1.98475. The number of shares involved in the purchase transactions was 125,169,145 common shares, which correspond to 7.4396% of the Company's capital stock. iv. **Sales operations on regulated markets**

- **The average price**
- **Number of actions involved**
- **Securities involved**
- **percentage in relation to the class and type of the security**
- **Other relevant conditions**

Not applicable since there were no sales transactions.

17. Document by means of which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction has been negotiated pursuant to CVM Guidance Opinion No. 35, of 2008.

Not applicable.

Annex X – Protocol and Justification for the Incorporation of PSA LABORATÓRIO VETERINÁRIO LTDA. by the Company.

PROTOCOL AND JUSTIFICATION FOR THE INCORPORATION OF THE PSA VETERINARY LABORATORY LTD. BY BRF S.A.

By this instrument, the companies qualified below, by their respective managers:

c) **BRF S.A.**, a publicly held company, registered with the Board of Trade of the State of Santa Catarina - JUCESC under NIRE 42.300.034.240 and registered with the CNPJ/MF under No. 01.838.723/0001-27, headquartered at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí/SC, CEP 88.301-600, hereby represented under the terms of its Bylaws ("BRF" or "Company");

d) **PSA VETERINARY LABORATORY LTD.**, a limited liability company, registered with the Board of Trade of the State of Santa Catarina - JUCESC under NIRE 42.300.037.265 and registered with the CNPJ/MF under No. 08.519.312/0001-18, headquartered at Rua Jorge Tzachel, nº 475, 4th Floor, Room 2, Fazenda, Itajaí/SC, CEP 88.301-600, hereby represented under the terms of its Articles of Association ("PSA" or "Incorporated") (together with BRF, the "Parties").

RESOLVE, as provided for in articles 223, 224, 225 and 227 of Law No. 6,404/1976 ("Brazilian Corporations Law") and in articles 1,116 to 1,118 of Law No. 10,406/2002 ("Civil Code") and in compliance with the applicable rules of CVM Resolution No. 78/2022, issued by the Brazilian Securities and Exchange Commission ("CVM" and "CVM Resolution 78"), to enter into this Protocol and Justification for the Incorporation of PSA by BRF ("Protocol"), in order to regulate the terms and conditions applicable to the Transaction (as defined below).

I JUSTIFICATION AND INTEREST OF THE PARTIES IN CARRYING OUT THE TRANSACTION

1.1. The purpose of this Protocol is to establish the basis of the proposed incorporation of PSA by BRF ("Operation") to be submitted to the shareholders and partners of the Parties for deliberation, subject to the provisions of this Protocol.

1.2. The Company and the Incorporated are companies belonging to the same economic group. PSA's sole shareholders are BRF, holder of 5,563,849 shares, and VIP S.A. Empreendimentos e Participações Imobiliárias ("VIP"), holder of 1 quota. BRF is VIP's sole shareholder.

1.3. The Transaction is justified and is in the interest of the Parties to the extent that it will bring operational, administrative, financial and economic benefits, consistent with the rationalization and simplification of the structure and management of the economic group in which the Parties are inserted and, consequently, in the reduction of combined expenses and operating expenses of the Parties.

1.4. According to the decision issued by the Board of the Brazilian Securities and Exchange Commission (CVM) in the context of CVM Administrative Proceeding No. 19957.011351/2017-21, the obligation provided for in article 264 of Law No. 6,404/1976 is not applicable in cases of incorporations of a wholly owned subsidiary by a publicly held parent company. Thus, it will not be necessary to comply with the procedures set forth in article 264 of the Brazilian Corporations Law and in CVM Guidance Opinion No. 35, of September 1, 2008, considering that BRF is, directly and indirectly, the holder of all the quotas into which the capital of the Incorporated is divided, so that the Transaction will not result in the issuance of new shares of the Company or the establishment of substitution ratios of the quotas issued by shares to be issued by the Company. In addition, pursuant to Article 16 of CVM Resolution 78, the provisions of Chapter III of CVM Resolution 78 do not apply to the Transaction, since the Transaction will not result in dilution of the interest of the Company's shareholders.

II COMPOSITION OF THE CAPITAL STOCK OF THE INCORPORATED

2.1. PSA's share capital in December 31, 2023 ("<u>Base Date</u>") is R$ 5,563,850.00 (five million, five hundred and sixty-three thousand, eight hundred and fifty reais), divided into 5,563,850 (five million, five hundred and sixty-three thousand, eight hundred and fifty) shares, with a nominal value of R$ 1.00 (one real) each, and BRF is the holder of 5,563,849 (five million, five hundred and sixty-three million, eight hundred and forty-nine) quotas, and VIP is the holder of 1 quota. BRF is VIP's sole shareholder.

III EFFECTS ON THE SHARE CAPITAL OF THE PARTIES

3.1. As mentioned in Clause 2.1, BRF holds, directly and indirectly, all the shares representing PSA's share capital. In view of this, the implementation of the Transaction will not result in a capital increase or the issuance of new shares by BRF. Consequently, the Transaction will also not entail the need for any change in the Company's Bylaws.

3.2. The Incorporated, in turn, will be extinguished because of the Transaction and all its assets, rights and obligations will be absorbed by BRF, which will succeed the Incorporated in a universal manner, in accordance with the provisions of article 227 of the Brazilian Corporation Law.

IV EMBEDDED ASSESSMENT AND BASE DATE

4.1. PSA's shareholders' equity was evaluated by the accounting equity criterion on the Base Date, according to the appraisal report contained in Annex A to this Protocol ("Appraisal Report"). The Appraisal Report was prepared by Grant Thornton Auditores Independentes Ltda., registered with the CNPJ under the number 10.830.108/0001-65 and in the CRC/SP under the number headquartered in Avenida Engenheiro Luiz Carlos Berrini, No. 105, São Paulo/SP, represented by Mr. Octavio Zampirollo Neto, accountant, entered under No. 1SP-289.095/O-3 ("Appraisal Company").

4.2. According to the Appraisal Report, on the Base Date, PSA's shareholders' equity was valued at the amount of R$ 9.638.221,88.

4.3. The equity variations calculated from the Base Date until the date on which the Transaction is carried out will be accounted for by the Incorporated and reflected in the

Company because of the application of the equity method. With the implementation of the Transaction, such equity variations will be absorbed by the Company.

4.4. The Valuation Company has declared (i) that there is no actual or potential conflict or common interest with the shareholders and partners of the Parties, or in relation to the Transaction; and (ii) the shareholders, partners or managers of the Parties have not directed, limited, hindered or performed any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their conclusions.

IV FINAL PROVISIONS

5.5. The right of withdrawal provided for in Articles 137 and 264, § 3, of the Brazilian Corporations Law will not apply to the Transaction, given that the Company, directly and indirectly, holds all the shares representing the capital of the Incorporated.

5.6. Once the Transaction is approved by the shareholders and partners of the Parties, it will be incumbent upon BRF's management, as provided for in Article 227, § 3, of the Brazilian Corporations Law, to file and publish all acts related to the Transaction and to make the necessary registrations with the competent federal, state and municipal offices.

5.7. This Protocol and the other documents mentioned herein will be made available to shareholders in due course at BRF's headquarters and on the websites (http://ri.brf-global.com), da CVM (www.gov.br/cvm) and B3 S.A. – *Brasil, Bolsa, Balcão* (www.b3.com.br).

5.8. The Parties and witnesses enter into this Protocol by electronic means, through the use of a digital certificate made available by ICP-Brasil, so that their signatures by such means are binding, effective and confer authenticity, integrity and legal validity to this Protocol, making it an extrajudicial enforceable title for all legal purposes, pursuant to Article 10, Paragraph 1 of Provisional Measure No. 2,200-2, of August 24, 2001.

And, because they are fair and contracted, they sign this Protocol in 1 (one) digital copy, together with 2 (two) witnesses identified below.

integridade e validade jurídica a este Protocolo, tornando-o título executivo extrajudicial para todos os fins de direito, nos termos do artigo 10, §1º, da Medida Provisória nº 2.200-2, de 24 de agosto de 2001.

E, por estarem justas e contratadas, assinam este Protocolo em 1 (uma) via digital, juntamente com 2 (duas) testemunhas abaixo identificadas.

São Paulo, 27 de fevereiro de 2024.

BRF S.A.

PSA LABORATÓRIO VETERINÁRIO LTDA.

Testemunhas:

1) Mayara C. Bezerra

Nome: Mayara Cristiny Bezerra

CPF: 423.577.858-70

2) Victória O. Chassot

Nome: VICTÓRIA OETINGER CHASSOT

CPF: 459.155.027-19

(Página de assinaturas do PROTOCOLO E JUSTIFICATIVA DE INCORPORAÇÃO DA PSA S.A. EMPREENDIMENTOS E PARTICIPAÇÕES IMOBILIÁRIAS PELA BRF S.A.)

ANNEX A TO THE PROTOCOL AND JUSTIFICATION FOR INCORPORATION FROM PSA VETERINARY LABORATORY LTD. BY BRF S.A.

APPRAISAL REPORT OF PSA VETERINARY LABORATORY LTDA.

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PSA Laboratório Veterinário Ltda.

Laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis nº 242O8-008-PB

Em 31 de dezembro de 2023

Grant Thornton

Índice

Laudo de avaliação do patrimônio líquido contábil apurado por meio dos livros contábeis

Grant Thornton Auditores Independentes Ltda.

Av. Eng. Luiz Carlos Berrini, 105 - 12º andar Itaim Bibi, São Paulo (SP) Brasil

T +55 11 3886-5100

Aos Administradores e Cotistas
PSA Laboratório Veterinário Ltda.
São Paulo – SP

Dados da organização contábil

Grant Thornton Auditores Independentes Ltda., sociedade estabelecida na Cidade de São Paulo, na Avenida Engenheiro Luiz Carlos Berrini, nº 105, 12º andar, inscrita no Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda sob o nº 10.830.108/0001-65, registrada no Conselho Regional de Contabilidade do Estado de São Paulo sob o nº CRC 2SP-025.583/O-1, representada pelo seu sócio infra-assinado, Sr. Octavio Zampirollo Neto, contador, portador do RG nº 23.053.978-6, inscrito no CPF sob o nº 214.130.628-06 e no Conselho Regional de Contabilidade do Estado de São Paulo sob o nº CRC 1SP-289.095/O-3, residente e domiciliado na Cidade de São Paulo, Estado de São Paulo, com escritório no mesmo endereço da representada, nomeado pela administração da PSA Laboratório Veterinário Ltda. (Empresa) para proceder à avaliação do patrimônio líquido contábil da Empresa em 31 de dezembro de 2023, de acordo com as práticas contábeis brasileiras, apresenta a seguir o resultado de seus trabalhos.

Objetivo da avaliação

A avaliação do patrimônio líquido contábil em 31 de dezembro de 2023 da PSA Laboratório Veterinário Ltda. tem por objetivo o processo de incorporação por sua acionista controladora (BRF S.A.).

Responsabilidade da administração sobre o balanço patrimonial

A administração da Empresa é responsável pela escrituração dos livros e elaboração de informações contábeis de acordo com as práticas contábeis brasileiras, assim como pelos controles internos relevantes que ela determinou como necessários para permitir a elaboração de tais informações contábeis livres de distorção relevante, independentemente se causada por fraude ou erro. O resumo das principais práticas contábeis adotadas pela Empresa está descrito no Anexo II do laudo de avaliação.

Alcance dos trabalhos e responsabilidade do auditor

Nossa responsabilidade é a de expressar uma conclusão sobre o valor contábil do patrimônio líquido da Empresa em 31 de dezembro de 2023 com base nos trabalhos conduzidos de acordo com o Comunicado Técnico CTG 2002, aprovado pelo Conselho Federal de Contabilidade (CFC), que prevê a aplicação de procedimentos de exame no balanço patrimonial para emissão de laudo de avaliação. Assim, efetuamos o exame do referido balanço patrimonial da Empresa de acordo com as normas contábeis aplicáveis, que requerem o cumprimento de exigências éticas pelo contador e que o trabalho seja planejado e executado com o objetivo de obter segurança razoável de que o patrimônio líquido contábil apurado para a elaboração de nosso laudo de avaliação está livre de distorção relevante.

A emissão de laudo de avaliação envolve a execução de procedimentos selecionados para obtenção de evidência a respeito dos valores contabilizados. Os procedimentos selecionados dependem do julgamento do auditor, incluindo a avaliação dos riscos de distorção relevante no patrimônio líquido, independentemente se causada por fraude ou erro. Nessa avaliação de riscos, o contador considera os controles internos relevantes para a elaboração do balanço patrimonial da Empresa para planejar os procedimentos que são apropriados nas circunstâncias, mas não para fins de expressar uma opinião sobre a efetividade desses controles internos da Empresa. O trabalho inclui, também, a avaliação da adequação das políticas contábeis utilizadas e a razoabilidade das estimativas contábeis feitas pela administração. Acreditamos que a evidência obtida é suficiente e apropriada para fundamentar nossa conclusão.

Conclusão

Com base nos trabalhos efetuados, concluímos que o valor de R$ 9.638.221,88 (nove milhões, seiscentos e trinta e oito mil, duzentos e vinte e um reais e oitenta e oito centavos), conforme balanço patrimonial em 31 de dezembro de 2023, registrado nos livros contábeis e resumido no Anexo I, representa, em todos os aspectos relevantes, o patrimônio líquido contábil da PSA Laboratório Veterinário Ltda., avaliado de acordo com as práticas contábeis brasileiras.

São Paulo, 26 de fevereiro de 2024

Grant Thornton Auditores Independentes Ltda.
CRC 2SP-025.583/O-1

Octavio Zampirollo Neto
Contador CRC 1SP-289.095/O-3

Anexo I - Balanço Patrimonial da PSA Laboratório Veterinário Ltda. em 31 de dezembro de 2023

ATIVO	31.12.23
CIRCULANTE	
Caixa e equivalentes de caixa	3.906.950,65
Tributos a recuperar	125,95
Total do ativo circulante	3.907.076,60
NAO CIRCULANTE	
Investimentos	5.743.760,08
TOTAL DO ATIVO	9.650.836,68

PASSIVO	31.12.23
CIRCULANTE	
Fornecedores	1.081,16
Obrigações tributárias	11.533,64
Total do passivo circulante	12.614,80
PATRIMONIO LIQUIDO	
Capital social	5.563.850,93
Reservas de lucro	4.074.370,95
Total do patrimônio líquido	9.638.221,88
TOTAL DO PASSIVO E PATRIMÔNIO LÍQUIDO	9.650.836,68

1. Contexto Operacional

A PSA Laboratório Veterinário Ltda. ("Empresa"), tem como objetivo social a gestão e a comercialização de bens próprios, a participação em outras sociedades, como acionista ou quotista, em qualquer ramo de atividade, no Brasil e no exterior e nas atividades veterinárias compreendendo o diagnóstico laboratorial e clínico patológico de animais.

2. Base de Elaboração e Políticas Contábeis Materiais

Os saldos constantes no laudo de acervo líquido foram elaborados e estão sendo apresentadas de acordo com as práticas contábeis brasileiras considerando o custo histórico como base de valor e ajustadas para refletir o valor justo, quando aplicável.

Os valores estão expressos em Reais (R$).

O referido laudo tem por objetivo o processo de incorporação da PSA Laboratório Veterinário Ltda. por sua acionista controladora BRF S.A.

As políticas contábeis materiais estão descritas abaixo:

Caixa e Equivalentes de Caixa

Compreende os saldos de caixa, bancos e aplicações financeiras de liquidez imediata em títulos cujos vencimentos, quando de sua aquisição, eram iguais ou inferiores a 90 dias, prontamente conversíveis em um montante conhecido de caixa e que estão sujeitos a um risco insignificante de mudança de valor. As aplicações financeiras classificadas nesse grupo, por sua própria natureza, estão mensuradas a valor justo por meio do resultado.

Os saldos estão demonstrados abaixo:

	31.12.23
Caixa e bancos	
Conta corrente	**19.976,06**
Equivalentes de caixa	
Certificado de depósito bancário	**3.886.974,59**
	3.906.950,65

Tributos sobre o Lucro

Compreende o imposto de renda ("IRPJ") e a contribuição social sobre o lucro ("CSLL"), que são calculados trimestralmente com base no Lucro Presumido, aplicando-se a essa base a alíquota de 15% acrescida do adicional de 10% para o IRPJ e 9% para a CSLL.

Investimentos

Em 31.12.23 a Empresa detinha 99,99% de participação acionária da BRF Investimentos Ltda. Os investimentos em controladas são mensurados pelo método de equivalência patrimonial.

Patrimônio Líquido

A Empresa possui Capital social no valor de R$5.563.850,93, o qual é detido 99,99% pela BRF S.A. e 0,01% pela VIP S.A. Empreendimentos e Participações Imobiliárias. A deliberação sobre a destinação do resultado do exercício é realizada anualmente na Assembleia Geral Ordinária, sendo os valores mantidos em conta de Reserva de Lucros até que a destinação ocorra.

Annex XI – Information on appraisers, in accordance with article 25 of CVM Resolution No. 81, of March 29, 2022.

1. List management-recommended evaluators

Grant Thornton Auditores Independentes Ltda. (CNPJ No. 10.830.108/0001-65).

2. Describe the training of the recommended evaluators

The provision of independent auditing services, designed to strengthen the reliability of the information prepared by clients for use by investors, creditors and other stakeholders, is based on a methodology developed to meet the standards in accordance with Technical Communiqué CTG 2002, approved by the Federal Accounting Council (CFC), in accordance with the applicable accounting standards - which uses tools that help teams access the knowledge to carry out their role properly, effectively and efficiently.

3. Provide a copy of the work proposals and remuneration of the recommended evaluators

A copy of the work proposal submitted by the Appraisal Company to the Company can be found in Annex XII to this Manual.

4. Describe any material relationship existing in the last three (3) years between the recommended appraisers and related parties to the company, as defined by the accounting rules that address this subject matter

Independent auditors of the BRF Group.

ANNEX XII – WORK PROPOSAL SUBMITTED BY THE APPRAISAL COMPANY TO THE COMPANY

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Grant Thornton

BRF S.A.

GTB47328/2024

Carta de Contratação para emissão de laudo de avaliação a valor contábil das empresas PSA Laboratório Veterinário Ltda. e VIP S.A. Empreendimentos e Participações Imobiliárias em 31/12/2023.

Grant Thornton

São Paulo, 23 de janeiro de 2024

À: BRF S.A.
At.: Sr. Marcos Badollato e Administração

Carta de Contratação nº GTB47328/2024

Grant Thornton Auditores Independentes Ltda.

Av. Eng. Luiz Carlos Berrini, 105 - 12º andar Itaim Bibi, São Paulo (SP) Brasil

T +55 11 3886-5100

Prezados senhores,

É com grande satisfação que apresentamos para sua análise nossa Carta de Contratação referente à prestação de serviços profissionais, com a finalidade de execução de serviços de auditoria para emissão de laudo de avaliação das Empresas **PSA Laboratório Veterinário Ltda. e VIP S.A. Empreendimentos e Participações Imobiliárias** que corresponde ao acervo líquido apurados por meio do balancete patrimonial em 31 de dezembro de 2023.

Essa Carta de Contratação de serviços de auditoria visa estabelecer os termos relacionados aos serviços propostos. Caso algum aspecto relacionado ao serviço proposto não esteja devidamente claro, permanecemos ao inteiro dispor para os esclarecimentos que desejarem.

Gostaríamos de agradecer a oportunidade, garantindo que vamos dedicar a nossa maior atenção e competência profissional.

Atenciosamente,

Octavio Zampirollo Neto
Sócio

Grant Thornton
Auditores Independentes Ltda.

Índice

Objeto e escopo dos trabalhos

Natureza e escopo dos serviços

A presente Carta de Contratação confirma os termos e condições sob os quais a **Grant Thornton Auditores Independentes Ltda. ("Grant Thornton Brasil")** será contratada para realizar a emissão do laudo de avaliação contábil do acervo líquido das Empresas **PSA Laboratório Veterinário Ltda. e VIP S.A. Empreendimentos e Participações Imobiliárias**, para fins de suportar a incorporação na data base de **31 de dezembro de 2023**.

Nossos trabalhos serão conduzidos de acordo com a norma brasileira de contabilidade – CTA 20(R1), de 11/04/2014, emitida pelo Conselho Federal de Contabilidade, aplicável à emissão de laudo de avaliação emitido por auditor independente. De acordo com essa norma, desenvolveremos um trabalho de auditoria do balancete patrimonial contábil das Empresas **PSA Laboratório Veterinário Ltda. e VIP S.A. Empreendimentos e Participações Imobiliária**, doravante denominada "**Empresas**", ou "**PSA Laboratório e VIP S.A**". Nossos trabalhos compreendendo, entre outros procedimentos:

- Planejamento dos trabalhos, sistemas contábil e de controles internos das **Empresas**;
- Constatação, com base em testes, das evidências e dos registros que dão suporte aos valores a serem apresentados;
- Avaliação das práticas e estimativas contábeis representativas adotadas pela Administração das Empresas.

A avaliação do acervo líquido apurados pelo balancete patrimonial contábil das Empresas **PSA Laboratório Veterinário Ltda. e VIP S.A. Empreendimentos e Participações Imobiliária** terá por objetivo apoiar a Administração da **BRF S.A.** nos eventos societários de incorporação nas Empresas **PSA Laboratório Veterinário Ltda. e VIP S.A. Empreendimentos e Participações Imobiliária**.

Relatórios a serem emitidos

Como resultado de nossos trabalhos, submeteremos a V.Sa. nosso relatório contendo o laudo de avaliação do acervo líquido formado por determinados ativos e passivos apurados por meio do balancete contábil das Empresas **PSA Laboratório Veterinário Ltda. e VIP S.A. Empreendimentos e Participações Imobiliária**, na data base em **31 de dezembro de 2023**, levantados pela sua Administração de acordo com as práticas contábeis adotadas no Brasil;

Nosso laudo conterá:

- Identificação da Grant Thornton como emissora do laudo;
- Finalidade pretendida para o laudo de avaliação;
- Identificação da companhia avaliada;
- Extensão dos procedimentos de auditoria aplicados;
- Independência;
- Nossas conclusões.

O laudo será previamente discutido com os responsáveis de cada uma das áreas abrangidas e será apresentado à Administração da **BRF S.A.**, inicialmente em forma de minuta para discussão e, posteriormente, emitido em forma final.

O laudo será emitido em língua portuguesa. Eventuais vias adicionais em língua estrangeira, não previstas nesta Proposta, deverão ser solicitadas antecipadamente pela contratante. A tradução (versão) somente será realizada após a aprovação formal do orçamento pela contratante via e-mail, sendo esta cobrada separadamente por nota fiscal.

Cronograma

Etapas de execução dos trabalhos

O cronograma para execução destas etapas deverá ser objeto de definição entre os profissionais das **Empresas** e da **Grant Thornton Brasil**, tão logo possível.

A **Grant Thornton Brasil** fornecerá relação detalhada de requisitos a serem satisfeitos pelas **Empresas** por meio dos seus responsáveis, que incluirá a preparação de análises de contas e demais informações e solicitação de colaboração que considerarmos necessários para a realização dos trabalhos de auditoria. As **Empresas**, por meio da sua Administração, assegurarão a devida colaboração, em tempo hábil, dos responsáveis pela elaboração e fornecimento das referidas informações. A cooperação da Administração em fornecer referidas informações, tais como registros, documentos, informações e assistência como acordado, a tempo, é um fator importante para emitirmos nosso relatório na data estipulada.

Responsabilidades e termos dos trabalhos

Responsabilidades e limitações

Os eventos e circunstâncias a seguir relacionados são inerentes aos trabalhos de auditoria para a emissão dos laudos de avaliação do acervo líquido formado por meio do balancete contábil (auditoria), efetuados de acordo com o Comunicado Técnico CTA 20(R1), aprovado pelo Conselho Federal de Contabilidade (CFC), que prevê a aplicação de procedimentos de exame de auditoria no balanço patrimonial das Empresas **PSA Laboratório Veterinário Ltda. e VIP S.A. Empreendimentos e Participações Imobiliária** de acordo com as normas brasileiras e internacionais de auditoria e, não poderão, em nenhuma hipótese, ser considerados como insuficiência ou deficiência de qualquer natureza na realização dos serviços de auditoria:

- Uma auditoria inclui também a avaliação da adequação das práticas contábeis usadas e a razoabilidade das estimativas contábeis feitas pela Administração, bem como a avaliação da apresentação geral das demonstrações contábeis;
- Como resultado das limitações próprias de controles internos, do fato de que a auditoria é realizada com base em testes e de que existem outras limitações em uma auditoria, um exame de auditoria não pode oferecer garantia absoluta de que não existem no acervo líquido contábil apurado para a elaboração do laudo de avaliação está livre de distorção relevante, impropriedades decorrentes de fraude, erro ou irregularidades, mesmo que a auditoria seja adequadamente planejada e executada de acordo com as normas profissionais;
- Conforme requerido pelas normas profissionais de auditoria, a avaliação dos controles internos é realizada, exclusivamente, para a determinação da natureza, da extensão e da época de execução de outros testes de auditoria. Portanto, não estamos sendo contratados para examinar os controles internos das Empresas **PSA Laboratório Veterinário Ltda. e VIP S.A. Empreendimentos e Participações Imobiliária** nem para emitir relatórios sobre o resultado e eficácia dos testes de controles;
- Tanto a **Grant Thornton Brasil** quanto as Empresas **PSA Laboratório Veterinário Ltda. e VIP S.A. Empreendimentos e Participações Imobiliária** poderão utilizar meios eletrônicos para correspondência ou transmissão de informações, não constituindo esse uso em si uma quebra das obrigações de confidencialidade.

Os serviços propostos não estão incluídos na categoria de serviços que poderiam impactar a independência da **Grant Thornton Brasil** com a **BRF S.A.**, seus Administradores, Controladores, Acionistas/Quotistas e partes relacionadas, de acordo com a normas brasileiras e internacionais de auditoria.

Os nossos trabalhos não compreenderão a elaboração de laudo de avaliação não previsto na presente Proposta, a revisão de quaisquer informações apresentadas pelas Empresas **PSA Laboratório Veterinário Ltda. e VIP S.A. Empreendimentos e Participações Imobiliária**, tais como fundamentação de ágio, revisão do preenchimento das obrigações acessórias, dentre outras, as quais poderão ser contratadas mediante Proposta específica.

A conclusão do auditor sobre o valor do acervo líquido contábil das Empresas **PSA Laboratório e VIP S.A.** trata de determinar se o valor do acervo líquido contábil das **Empresas**, conforme registrados nos livros contábeis, representam, em todos os aspectos relevantes, o acervo líquido contábil das Empresas **PSA Laboratório Veterinário Ltda. e VIP S.A. Empreendimentos e Participações Imobiliária**, avaliado de acordo com as práticas contábeis adotadas no Brasil.
Numa eventual necessidade da **PSA Laboratório e VIP S.A.** atenção de publicar ou reproduzir em algum documento nosso laudo de avaliação ou fazer referência à **Grant Thornton Brasil** em um documento que contenha outras informações, ou informações resumidas e/ou incompletas, associando a **Grant Thornton Brasil** a tal documento, as **Empresas** concordam que sua Administração nos fornecerá uma minuta do documento para nossa leitura e aprovação da inclusão ou incorporação por referência de nosso relatório ou referência à **Grant Thornton Brasil** em tal documento antes de sua impressão e distribuição. A emissão e/ou referência de nosso relatório em algum documento diferente daquele objeto dos trabalhos constante desta Carta de Contratação constituiria numa violação das cláusulas contratuais desta Carta de Contratação, portanto uma reemissão do mesmo, sujeitando as **Empresas** a responderem solidariamente pelos prejuízos decorrentes desta publicação/reprodução inadequada, a qual estaria em desacordo com a legislação e requerimentos aplicáveis.

Para que o escopo estabelecido nesta Carta de Contratação não seja violado, os relatórios a serem emitidos constantes desta Carta de Contratação não devem ser combinados, incorporados ou associados a outros documentos que não aquele objeto desta Carta de Contratação, como pode ocorrer, por exemplo, nos casos em que o Relatório de auditoria é incorporado, de forma inadequada, a prospectos para oferta de valores mobiliários. Nos casos de oferta de valores mobiliários, o auditor pode ser requerido a executar eventuais procedimentos adicionais de auditoria (legais e/ou por força dos órgãos reguladores etc.) sobre certas informações constantes do prospecto da oferta, até a data final da oferta de valores mobiliários, bem como proceder à revisão dos documentos da referida oferta, para averiguar de que não existam informações inconsistentes com as demonstrações contábeis que o auditor estiver relacionado.

Como consequência, os relatórios a serem emitidos, constante desta Carta de Contratação, não poderão ser referidos e/ou utilizados no âmbito de qualquer oferta de valores mobiliários, em qualquer jurisdição, em face dos esclarecimentos mencionados no parágrafo anterior. No entanto, caso as Empresas **PSA Laboratório Veterinário Ltda. e VIP S.A. Empreendimentos e Participações Imobiliária.** tenha intenção de utilizar nosso relatório em qualquer oferta de valores mobiliários, a **PSA Laboratório e VIP S.A.** deverão nos consultar previamente e com antecedência razoável, a fim de que possamos discutir e, se possível avaliar, caso não existam problemas de independência entre outros, acordar sobre eventuais procedimentos adicionais de auditoria e respectivos honorários a serem incorridos.

A aceitação desta Carta de Contratação implicará o reconhecimento e a concordância das **Empresas PSA** de que quaisquer conselhos, recomendações e/ou informações reportados pela **Grant Thornton Brasil**, em relação a esta Carta de Contratação, serão para seu uso confidencial, exceto em casos prescritos por lei ou naqueles em que os relatórios objetos desta Carta de Contratação, descrito na seção "Relatórios a serem emitidos", tenha por objetivo a revelação a terceiros.

A **PSA Laboratório e VIP S.A.** compromete-se a nos consultar prévia e expressamente, para que possamos avaliar, segundos nosso código de ética profissional e normas legais a que estamos sujeitos, sobre sua eventual intenção de revelar qualquer material disponibilizado por nós a terceiros, em razão ou resultado dos serviços objeto desta Carta de Contratação ou sua reprodução total ou parcial.

No caso de a **PSA Laboratório e VIP S.A.** revelarem qualquer parte dos resultados dos serviços desta Carta de Contratação, será está a responsável solidária em responder por toda e qualquer consequência, dano e/ou prejuízo decorrente ou resultante de tal uso ou revelação indevida, que venha a recair junto a terceiros, a **PSA Laboratório e VIP S.A.** e à

Grant Thornton Brasil, incluindo seus representantes legais e outras pessoas jurídicas ou naturais relacionadas a esta Carta de Contratação.

Responsabilidades do auditor

A auditoria será executada de acordo com as Normas brasileiras e internacionais de auditoria, conforme normas expedidas pelo Conselho Federal de Contabilidade (CFC). Essas normas exigem que o auditor esteja em conformidade com exigências éticas, planeje e realize a auditoria a fim de obter segurança razoável, e não absoluta, de que o acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis da **PSA Laboratório e VIP S.A.** estejam livres de distorções relevantes, seja devido a fraudes ou erros. Existem limitações inerentes ao processo de auditoria para emissão de laudo de avaliação, que envolvem o uso do julgamento e aplicação de teste seletivo de dados, entre outras. Além do mais, é possível que conflitos (internos ou externos) ou falsificações impeçam a identificação de distorções relevantes, fraudes, ou atos ilícitos, assim, existe algum risco de que distorções relevantes nas demonstrações contábeis não sejam identificadas. Além disso, uma auditoria para emissão de laudo de avaliação não é desenvolvida nem tem o propósito específico ou objetivo de identificar e detectar erros ou fraudes imateriais.

A **Grant Thornton Brasil** não assumirá quaisquer responsabilidades ou compromissos pela atualização dos relatórios objeto do trabalho de auditoria, de forma a refletir eventuais mudanças nas condições ocorridas após a data da sua entrega, bem como pela implantação de eventuais recomendações que não estejam expressamente previstas no escopo do trabalho aqui descrito.

De acordo com normas brasileiras e internacionais de auditoria, a **Grant Thornton Brasil** informará determinados assuntos relacionados à condução e ao resultado do processo de auditoria aos responsáveis pela governança da **PSA Laboratório e VIP S.A.** Esses assuntos incluem:

- A responsabilidade da **Grant Thornton Brasil**, segundo normas brasileiras e internacionais de auditoria, de formar e expressar uma conclusão sobre o valor do acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis das Empresas a **PSA Laboratório e VIP S.** elaborado pela Administração com a supervisão dos responsáveis pela governança e o fato dessa auditoria não substituir as responsabilidades da Administração e dos responsáveis pela governança;
- Uma visão geral do escopo planejado e cronograma do processo de auditoria;
- Assuntos importantes identificados durante a execução da auditoria, tais como: **(1)** a visão da **Grant Thornton Brasil** quanto aos aspectos qualitativos das práticas contábeis da **PSA Laboratório e VIP S.A.** , incluindo políticas contábeis, estimativas contábeis e divulgações incluídas no Laudo de avaliação; **(2)** eventuais dificuldades significativas encontradas durante o processo de auditoria; **(3)** erros não corrigidos considerados materiais pela **Grant Thornton Brasil**; **(4)** eventuais desacordos com a Administração, tenham eles sido resolvidos satisfatoriamente ou não; e **(5)** outros assuntos, se houver, oriundos do processo de auditoria, considerados pela **Grant Thornton Brasil** como significativos e pertinentes aos responsáveis pela governança no que diz respeito ao processo de elaboração dos relatórios financeiros, incluindo assuntos relevantes que envolvam o tratamento dado às partes relacionadas da **PSA Laboratório e VIP S.A.** e seus sócios e dirigentes;
- Representações escritas solicitadas da Administração e eventuais assuntos significativos decorrentes do processo de auditoria discutidos, ou sujeitos à comunicação por escrito para a Administração;
- A **Grant Thornton Brasil** desenvolve seus trabalhos de acordo com as normas que regem a profissão do auditor, em especial, as normas de independência expedidas pelo Conselho Federal de Contabilidade (CFC), contidas na NBCs PAs 290 e 291.

Se a **Grant Thornton Brasil** determinar que existem evidências da ocorrência de fraude ou de possíveis não cumprimentos com leis ou regulamentações, a **Grant Thornton Brasil** levará o assunto ao conhecimento dos profissionais de Administração de nível pertinente. Caso a **Grant Thornton Brasil** tome conhecimento de fraudes que envolvam a

Administração ou funcionários com funções significativas do controle interno ou outros em que a fraude resulte em distorção relevante na apresentação das demonstrações contábeis, a **Grant Thornton Brasil** informará o assunto diretamente aos responsáveis pela governança. A **Grant Thornton Brasil** comunicará aos responsáveis pela governança os assuntos envolvendo não cumprimento com leis ou regulamentação que venham a seu conhecimento, salvo quando estes forem imateriais.

Responsabilidades da administração

O processo de auditoria da **Grant Thornton Brasil** será conduzido no pressuposto de que a Administração e, quando apropriado, os responsáveis pela governança reconheçam e entendam que são responsáveis:

- Pela elaboração e apresentação adequada das informações contábeis do acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis de acordo com as práticas contábeis adotadas no Brasil;
- Pelo controle interno, à medida que a Administração determina que seja necessário permitir a elaboração das informações contábeis livres de distorções relevantes, seja por fraude ou erro;
- Por oferecer à **Grant Thornton Brasil**: **(1)** acesso tempestivo a todas as informações, de conhecimento da Administração, que sejam pertinentes à elaboração das informações contábeis, como registros, documentação e outros assuntos; **(2)** informações adicionais que possam vir a ser solicitadas à Administração pela **Grant Thornton Brasil** para fins da auditoria; e **(3)** acesso irrestrito aos indivíduos da **PSA Laboratório e VIP S.A.** determinados pela **Grant Thornton Brasil** a fim de obter evidências de auditoria.

O não fornecimento, por parte da Administração, das informações referidas acima ou limitação de acesso aos profissionais da **PSA Laboratório e VIP S.A.** poderão: **(1)** levar ao atraso na emissão relatório, **(2)** modificação dos procedimentos de auditoria com eventual reflexo na formação da conclusão ou até mesmo **(3)** rescisão desta Carta de Contratação, em última hipótese.

A Administração também é responsável por ajustar as informações contábeis a fim de corrigir erros identificados pela **Grant Thornton Brasil** e por afirmar na Carta de representação de que a Administração acredita que os efeitos dos erros não registrados são imateriais, de forma individual ou agregada, para as informações contábeis como um todo.

A Administração será responsável por informar à **Grant Thornton Brasil** todas as alegações que envolvam improbidade financeira recebidas pela Administração ou responsáveis pela governança (independentemente da fonte ou forma e incluindo, sem limitações, as alegações de "denunciantes" funcionários, ex-funcionários, analistas, órgãos reguladores ou outros) e fornecer, de forma tempestiva, à **Grant Thornton Brasil** acesso total a essas alegações e todas as investigações internas a elas relacionadas. As alegações de improbidade financeira incluem as alegações de manipulação de resultados financeiros por parte da Administração ou funcionários, apropriação indébita de ativos por parte da Administração ou funcionários, ignorar intencionalmente os controles internos, influência inapropriada sobre transações com partes relacionadas, fornecer intencionalmente informações enganosas para a **Grant Thornton Brasil**, ou outras alegações de atos ilegais ou fraudes que poderiam resultar em erro nas informações contábeis ou afetar de outra forma os relatórios financeiros da **PSA Laboratório e VIP S.A.** Caso a **PSA Laboratório e VIP S.A.** limitem as informações que, de outra forma, estariam disponíveis à **Grant Thornton Brasil** segundo esta cláusula (com base nas declarações da **PSA Laboratório e VIP S.A.** de privilégio de clientes/advogados, doutrina de proteção do produto do trabalho de advogados, ou de outra forma), a **PSA Laboratório e VIP S.A.** deverão informar imediatamente à **Grant Thornton Brasil** que determinadas informações não serão divulgadas à **Grant Thornton Brasil**. Informações não divulgadas podem ser consideradas uma restrição no escopo aos procedimentos da auditoria e impedir que a **Grant Thornton Brasil** emita uma conclusão sobre o acervo líquido formado por determinados ativos e passivos apurados por meio dos livros contábeis da **PSA Laboratório e VIP S.A.** ; alterar o formato do relatório que possamos vir a emitir sobre o acervo líquido; ou afetar de outra forma nossa capacidade de continuar como avaliadores do acervo líquido da **PSA Laboratório e VIP S.A.**

A **Grant Thornton Brasil** informará aos responsáveis pela governança eventuais informações não disponibilizadas.

A **Grant Thornton Brasil** fará indagações específicas à Administração sobre as representações contidas nas informações contábeis.

Na conclusão do trabalho, a **Grant Thornton Brasil** também receberá representações por escrito da Administração sobre esses assuntos e que a Administração: **(1)** cumpriu com a responsabilidade de preparar e apresentar de forma adequada as informações contábeis, de acordo com práticas contábeis adotadas no Brasil e de que todas as transações foram registradas e estavam refletidas nas informações contábeis; e **(2)** fornecer à **Grant Thornton Brasil** todas as informações pertinentes e acesso conforme contemplado neste Contrato.

As respostas a essas indagações, as representações por escrito e os resultados de nossos procedimentos constituem as evidências tomadas por base pela **Grant Thornton Brasil** na formação de uma conclusão sobre o acervo líquido da **PSA Laboratório e VIP S.A.** .

Nos termos do art. 10, § 2º, da Medida Provisória nº 2.200-2, as Partes expressamente concordam em utilizar e reconhecem como válida qualquer forma de comprovação de anuência aos termos ora acordados em formato eletrônico, ainda que não utilizem de certificado digital emitido no padrão ICP-Brasil, incluindo assinaturas eletrônicas na plataforma DocuSign (www.docusign.com.br) ou outra acordada pelas Partes. A formalização das avenças de forma eletrônica, conforme ora estabelecido, será suficiente para a validade e integral vinculação das Partes a esta Proposta. Esta Proposta produz efeitos para todas as Partes a partir da data constante nesse Termo, ainda que uma ou mais Partes realizem a assinatura em data posterior.

Outros termos e condições contratuais

Sobre a Grant Thornton

Somos uma firma-membro da rede de firmas da Grant Thornton Internacional (GTI), cada uma das firmas-membro é uma pessoa jurídica separada e independente.

Responsabilidade da Grant Thornton Brasil

A **Grant Thornton Brasil** tem como responsabilidade principal a entrega dos trabalhos, objeto desta Carta de Contratação, dentro dos termos e prazos mencionados.

Todos os serviços contratados serão executados e prestados por profissionais da **Grant Thornton Brasil**, que não terão vínculo de qualquer natureza, especialmente de natureza trabalhista, com a **PSA Laboratório e VIP S.A.** . A **Grant Thornton Brasil** tem exclusiva responsabilidade pelo pagamento dos salários de seus profissionais, bem como pelo cumprimento de todas as obrigações legais, paralegais e de qualquer natureza para com os seus auditores, notadamente as referentes ao cumprimento das leis trabalhistas, previdenciárias, securitárias e tributárias, ficando, dessa forma, expressamente excluída qualquer responsabilidade da **PSA Laboratório e VIP S.A.** sobre essa matéria, seja durante ou após a vigência do presente contrato.

A **Grant Thornton Brasil** é a única responsável pelo cumprimento da legislação em vigor e pela obtenção de todas as licenças e autorizações necessárias para a execução dos serviços contratados.

A **Grant Thornton Brasil** poderá terceirizar partes dos Serviços com especialistas, conforme permitem as normas de auditoria, se e quando necessário, os quais poderão entrar em contato diretamente com a **Cliente** e/ou serem contratados pela **Grant Thornton Brasil**. A **Grant Thornton Brasil** assumirá responsabilidade integral perante V.Sa. quanto ao(s) Relatório(s), a prestação dos Serviços, e outras obrigações dos referidos especialistas contratados.

A **Grant Thornton Brasil** segue normas profissionais de confidencialidade e tratará as informações relacionadas aos trabalhos objeto desta Carta de Contratação conforme descrito na resolução emitida pelo Conselho Federal de contabilidade – CFC "NBC PA 01 Controle de Qualidade para Firmas (Pessoas Jurídicas e Físicas) de Auditores Independentes", a qual disciplina os requerimentos sobre o controle de qualidade para auditores (pessoas jurídicas e físicas) que executam exames de auditoria e revisões de informação financeira histórica.

A **Grant Thornton Brasil** pode ser requerida a prestar certas informações a órgãos reguladores ou governamentais de acordo com leis e normas profissionais. Um desses requerimentos refere-se à exigência aplicável ao auditor independente, que consta da Lei nº 12.683/2012 (Lei de Prevenção a Crimes de Lavagem de Dinheiro, que alterou a Lei nº 9.613/1998) e posteriores regulamentações, quando os profissionais ou organizações contábeis devem comunicar ao Conselho de Controle de Atividades Financeiras (Coaf) situações que possam constituir indícios de "lavagem" de dinheiro, identificadas quando da prestação de seus serviços, no curso normal dos procedimentos de auditoria, revisão ou serviços correlatos.

Neste sentido, quando aplicável, eventuais comunicações ao Coaf, relacionadas a este assunto, devem ser efetuadas pelas firmas de auditoria, de acordo com as regulamentações estabelecidas pela Comissão de Valores Mobiliários (CVM) e Conselho Federal de Contabilidade (CFC), sem que o cliente seja notificado e isso não representa violação de sigilo profissional a que estamos sujeitos no exercício das nossas atividades profissionais.

Além disso, a **Grant Thornton Brasil** está sujeita à Revisão Externa de Qualidade, a qual está de acordo com as normas do Conselho Federal de Contabilidade (CFC), por meio do Comitê Administrador do Programa de Revisão Externa de Qualidade (CRE). Dessa forma, é possível que este trabalho possa ser requerido para revisão. A aceitação desta Proposta nos autoriza a disponibilizar os nossos papéis de trabalho para o auditor revisor contratado.

Salvo quando proibido por lei pertinente, a **Grant Thornton Brasil** poderá divulgar informações da a **PSA Laboratório e VIP S.** a outras Firmas da **Grant Thornton Brasil** e Profissionais da **Grant Thornton Brasil** para facilitar a prestação dos Serviços, cumprir com as exigências de regulamentação, verificar conflitos, análises contábeis da **Grant Thornton Brasil**, ou gerenciamento de risco e qualidade.

A **Grant Thornton Brasil** não será responsável por danos decorrentes de fatores atribuídos a motivos alheios à sua vontade, por exemplo, força maior comprovada nos termos do Artigo 393. do Código Civil Brasileiro ou falta de comunicação ou de fornecimento de dados e elementos comprovadamente necessários por parte da Empresas, que impossibilitem a **Grant Thornton Brasil** de executar os serviços contratados.

Tanto a **Grant Thornton Brasil** quanto as **Empresas** podem celebrar o presente Contrato (e suas modificações) por meio eletrônico e cada uma das partes poderá assinar uma cópia diferente do mesmo documento. Ambos devem concordar por escrito com modificações ao Contrato.

A **Grant Thornton Brasil** permanecerá com a propriedade dos papéis de trabalho produzidos com relação aos Serviços.

Responsabilidade da Grant Thornton Brasil na proteção de dados

A **Grant Thornton Brasil** mantém programa apropriado de proteção de dados, de acordo com as normas estabelecidas na Lei Geral de Proteção de Dados Pessoais (Lei nº 13.709/2018) e também nos caso de clientes cuja Matriz está fora do Brasil, ou trabalhos referidos por outras firmas-membros, segue as orientações da Firma-membro no tratamento de proteção de dados, que são compatíveis com todas as leis aplicáveis na manutenção de práticas na proteção de dados, incluindo, mas não se limitando à adoção de apropriadas salvaguardas administrativas, técnicas e físicas para proteger todos os dados que venham ser obtidos durante a prestação de nossos serviços, e que estejam no escopo ou impactados pelas legislações de proteção de dados dentre outras a que estamos sujeitos, devido a normas já existente no que se refere ao sigilo profissional e confidencialidade das informações.

Neste sentido mantemos controles e procedimentos para garantir que, ameaças ou riscos razoavelmente antecipados à privacidade, segurança, integridade e/ou de confidencialidade de dados sejam adequadamente tratados, permitindo evitar a destruição acidental ou ilícita, perda, alteração ou divulgação ou acesso não autorizado aos dados obtidos durante nossa prestação de serviços, incluindo o tratamento que envolve a transferência dos dados através de uma rede de computadores quando da prestação dos serviços

A **Grant Thornton Brasil** mantém política sobre o processo de guarda, armazenamento e tratamento de dados obtidos quando da prestação de nossos serviços e que possam estar no escopo do Decreto nº 8.771/2016 e em todas as legislações que tratam de proteção de dados, incluindo, sem se limitar à Lei nº 13.709/18, bem como o disposto nas cláusulas seguintes.

Em caso de incidente de vazamento de eventuais dados confidenciais, a **Grant Thornton Brasil** tem política estabelecida para envio de comunicação à parte afetada por escrito, certificando-se do recebimento desta em prazo 48 horas contados a partir da ciência do vazamento, contendo, quando aplicável, informações, como data e hora do incidente e da ciência da contraparte, bem como informando quais dados foram afetados e uma relação nominal das partes afetadas, indicando as medidas que estão sendo tomadas para reparar o dano e evitar novos incidentes.

Interrupção dos trabalhos

Caso os trabalhos venham a ser interrompidos (e desde que essa interrupção não seja decorrente de fatores comprovadamente atribuídos a casos fortuitos ou força maior), a **Grant Thornton Brasil** estará desobrigada a restituir os honorários pagos até a solicitação, por parte da **PSA Laboratório e VIP S.A.**, da interrupção ou encerramento dos trabalhos.

O período de vigência deste Contrato será rescindido no término dos Serviços. A **Grant Thornton Brasil** poderá rescindir este Contrato, ou qualquer Serviço específico, imediatamente após informar a **PSA Laboratório e VIP S.A.** por escrito em caso de determinarmos a impossibilidade de continuar prestando os Serviços de acordo com as obrigações profissionais e lei aplicável. Neste caso, a **PSA Laboratório e VIP S.A.** deverão efetuar o pagamento à **Grant Thornton Brasil** de todo o trabalho em andamento, Serviços já prestados e despesas por nós incorridas até a data de rescisão deste Contrato. O pagamento deverá ser efetuado em até 30 dias após o recebimento de nossa fatura.

A **Grant Thornton Brasil** poderá interromper os trabalhos, objeto desta Proposta , caso a **PSA Laboratório e VIP S.A.** encontre-se em atraso no pagamento dos honorários devidos, até que essa situação seja regularizada pela **PSA Laboratório e VIP S.A**.

Responsabilidade da PSA Laboratório e VIP S.A.

A **PSA Laboratório e VIP S.A.** , por sua vez, obriga-se a:

- Prestar colaboração máxima à **Grant Thornton Brasil**, quando da execução de suas tarefas, no que diz respeito ao fornecimento de informações e documentos necessários, responsabilizando-se por atestar sua autenticidade e veracidade;
- Remunerar pontualmente a **Grant Thornton Brasil** pela prestação dos serviços aqui contratados;
- Fornecer à **Grant Thornton Brasil**, carta de responsabilidade da Administração com data igual à data de emissão do relatório de auditoria, conforme modelo a ser antecipadamente disponibilizado pela equipe de auditoria.

A **PSA Laboratório e VIP S.A.** concordam que no caso de autoridades governamentais ou de regulamentação responsáveis pela fiscalização dos auditores solicitarem ou exigirem que nós apresentemos informações ou documentos de nossos arquivos com relação às transações da **PSA Laboratório e VIP S.A.**, incluindo nossos papéis de trabalho ou outros resultados do trabalho, a **Grant Thornton Brasil** poderá fornecê-los às autoridades. Salvo quando proibido por lei, nós avisaremos a **PSA Laboratório e VIP S.A.** sobre a solicitação ou exigência.

Se aplicável, a **PSA Laboratório e VIP S.A.** deverão fazer com que todas as associadas e controladas estrangeiras incluídas nas informações contábeis forneçam quaisquer autorizações, na mais ampla extensão facultada pela lei pertinente, a fim de permitir a conformidade com as solicitações das autoridades governamentais e de regulamentação para apresentação de documentos ou informações sob nossa posse, custódia e controle, bem como de profissionais associados, ou de Empresas de auditoria registradas no exterior, e que tenham sido obtidos durante a condução dos Serviços prestados pela respectiva Sociedade ou profissional.

A Administração da **PSA Laboratório e VIP S.A.** também entende que são responsáveis em assegurar que não comprometa a independência da **Grant Thornton Brasil** pela contratação de um atual e/ou ex-sócio, gerente ou profissional da **Grant Thornton Brasil**, para um cargo-chave, conforme estipulado no Código de Conduta Profissional do Conselho Federal de Contabilidade (CFC), que levasse a uma violação desse Código ou outras regras sobre independência aplicáveis. Qualquer oportunidade de emprego na **PSA Laboratório e VIP S.A.** para um ex ou atual sócio, gerente ou profissional da **Grant Thornton Brasil**, a mesma deve ser discutida com o sócio responsável pelo trabalho antes de serem iniciadas conversações sérias com o ex ou atual sócio, gerente ou profissional da **Grant Thornton Brasil**, de forma que os eventuais assuntos de comprometimento de independência sejam endereçados.

Da lei Anticorrupção

As Partes, neste ato, declaram que têm pleno conhecimento de todos os termos da Lei Anticorrupção Brasileira (Lei nº 12.846/13), comprometendo-se, por si, por suas controladoras, controladas, coligadas, subsidiárias, por seus sócios, administradores, empregados, prepostos, contratados e/ou subcontratados a abster-se da prática de toda e qualquer conduta ou ato que possa resultar em violação à referida legislação.

As Partes declaram, ainda, haver implementado e divulgado, internamente e a seus parceiros e/ou terceiros ligados ao presente Contrato, ou estar em fase final de implementação e divulgação de mecanismos e procedimentos internos de integridade, auditoria, incentivo à denúncia, apuração de irregularidades e aplicação efetiva de códigos de ética e de conduta, concordando a **Grant Thornton Brasil** em apresentar à **PSA Laboratório e VIP S.A.**, sempre que por esta solicitado, e em até 48 (quarenta e oito) horas, a devida comprovação da aplicabilidade e efetividade de tais mecanismos e procedimentos, de forma contínua e em conformidade com a legislação vigente.

As Partes obrigam-se a manter todos os livros e registros correspondentes a este Contrato e ao cumprimento de suas obrigações pelo período mínimo de 05 (cinco) anos após o encerramento, por qualquer causa, do presente Contrato, ou pelo prazo exigido pelas leis ou regulamentos aplicáveis, prevalecendo o maior destes prazos, permitindo e

assegurando, ainda, à **PSA Laboratório e VIP S.A.** , mediante notificação prévia e escrita com 10 (dez) dias de antecedência, acesso aos seus arquivos, livros e registros, relacionados a este Contrato e ao cumprimento das obrigações estipuladas neste instrumento.

Disposições gerais

Sucessão. A presente Carta obriga em todas as cláusulas e condições, não só as Partes contratadas, mas também seus herdeiros e sucessores, que estão obrigados a respeitá-la e cumpri-la fielmente. Autonomia das cláusulas. A nulidade, anulação ou ineficácia de qualquer das disposições da Carta não implicará na nulidade ou invalidade das demais.

Acordo Integral. A Carta representa todo o acordo das Partes em relação aos serviços, cancelando e substituindo qualquer outro acordo realizado pelas Partes, quer seja tácito ou expresso, verbal ou por escrito.

Comunicação. As comunicações relevantes entre as Partes deverão ser realizadas por escrito por e-mail, com confirmação de recebimento, ou por carta com Aviso de Recebimento (AR).

Tolerância. A concessão das Partes, ainda que reiterada, ao não cumprimento de qualquer das condições ajustadas, não configurará renúncia, desistência, transigência ou novação.

Compliance. As Partes declaram para os devidos fins que adotam, em suas práticas de negócios, valores fundamentais e internacionalmente aceitos nas áreas de direitos humanos, relações de trabalho, meio ambiente, bem como combatem a corrupção, a exploração sexual na infância e na adolescência e o terrorismo.

Anticorrupção. A **Grant Thornton Brasil** declara e garante que conhece e entende os termos das leis, regulamentos, normas e sanções relacionadas à anticorrupção, entre as quais a Lei nº 12.846/2013 (a "Legislação Anticorrupção"), e compromete-se a manter e fazer cumprir políticas e procedimentos para assegurar a observância da Legislação Anticorrupção, abstendo-se da prática de qualquer atividade que constitua uma violação da Legislação Anticorrupção por seus empregados, sócios, conselheiros, suas Afiliadas e quaisquer outras pessoas associadas à **Grant Thornton Brasil**.

As Partes, por si, seus prepostos e empregados, obrigam-se reciprocamente a manter em sigilo, documentos e todas as informações verbais ou escritas sigilosas, segredos de negócios ou qualquer outra informação, de natureza confidencial, a que tenham acesso durante a execução dos Serviços, ou mesmo após a extinção deste, pelo prazo de 05 (cinco) anos, obrigando-se, ainda, a não utilizá-los para o seu próprio benefício ou de terceiros, direta ou indiretamente, bem como a não divulgá-los a qualquer pessoa, exceto no limite necessário para a execução das obrigações previstas na Proposta e para a defesa dos interesses das Partes.

Relativamente à Lei nº 13.709/2018 (Lei Geral de Proteção de Dados Pessoais), que "dispõe sobre o tratamento de dados pessoais, inclusive nos meios digitais, por pessoa natural ou por pessoa jurídica de direito público ou privado, com o objetivo de proteger os direitos fundamentais de liberdade e de privacidade e o livre desenvolvimento da personalidade da pessoa natural", a **PSA Laboratório e VIP S.A.** se posicionam na condição de "Informante dos Dados" e a **Grant Thornton Brasil** como "Controlador de Dados", conforme determinam as normas de auditoria aprovadas pelo Conselho Federal de Contabilidade. Neste contexto, a **Grant Thornton Brasil** se obriga a adotar medidas de segurança, técnicas e administrativas aptas a proteger os dados, informações e controle de acessos fornecidos pela **PSA Laboratório e VIP S.A.**, observando as melhores práticas em segurança da informação. O descumprimento de qualquer ressalva prevista nesta cláusula, poderá ensejar a reparação por perdas e danos previsto no ordenamento jurídico brasileiro.

Foro

A **PSA Laboratório e VIP S.A.** e a **Grant Thornton Brasil** renunciam ao foro de seus respectivos domicílios e se submetem à jurisdição dos juízes e tribunais da Cidade de São Paulo, Estado de São Paulo, Brasil, no caso de controvérsia sobre a interpretação ou execução desta Proposta.

Termo de aceitação

Agradecemos a oportunidade de apresentar a nossa Proposta e esperamos que os termos e as condições abordados correspondam às expectativas de V.Sa.

Caso V.Sa. concorde com a presente Proposta, agradecemos receber o "de acordo" na 2ª via desta, que constituirá instrumento contratual para iniciarmos nossos trabalhos.

Solicitamos que todas as páginas desta Proposta sejam rubricadas, para garantir que todos os pontos envolvidos foram plenamente compreendidos e também que, para efeitos legais, o "Termo de aceitação" seja assinado pelas testemunhas.

O representante legal declara que ao assinar este Contrato em nome da **PSA Laboratório e VIP S.A.** ele (a) tem autorização expressa para tal e fazer com que a **PSA Laboratório e VIP S.A.**, associadas ou outras a quem os Serviços forem prestados cumpram com os termos do Contrato.

O objeto desta Proposta para Prestação de Serviços será executado sob a responsabilidade e supervisão do sócio Octavio Zampirollo Neto, inscrito no CRC sob o nº 1SP-289.095/O-3, que também assina o presente instrumento em nome próprio, a título de profissional, sendo o responsável técnico pela execução do escopo dos serviços descritos nesta proposta.

Colocamo-nos à disposição de V.Sa. para prestar quaisquer esclarecimentos julgados necessários.

Essa Proposta de prestação de serviços tem como prazo de validade 60 dias contados a partir da data de sua emissão.

São Paulo, 23 de janeiro de 2024

Grant Thornton
Auditores Independentes Ltda.

____
Octavio Zampirollo Neto

De acordo, _____/_____/_____

PSA Laboratório Veterinário Ltda. e VIP S.A. Empreendimentos e Participações Imobiliária

____
Representante legal

Testemunhas:

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Nome: André Messias Leite Barbosa
CPF: 347.500.118-78

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Nome:
CPF:

Grant Thornton